As filed with the Securities and Exchange Commission on December 17, 2013

Securities Act File No. 333-190632

Investment Company Act File No. 811-04438

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-2

☒ Registration Statement Under the Securities Act of 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 2

and/or

☒ Registration Statement under the Investment Company Act of 1940

☒ Amendment No. 33

Aberdeen Australia Equity Fund, Inc.

(Exact Name of Registrant as Specified in its Charter)

1735 Market Street, 32nd Floor

Philadelphia, Pennsylvania 19103

Address of Principal Executive Offices

Registrant’s Telephone Number, including Area Code:  (866) 839-5205

Lucia Sitar, Esq.

c/o Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor

Philadelphia, Pennsylvania 19103

Name and Address of Agent For Service

Copies to:

Rose F. DiMartino, Esq.
Willkie Farr & Gallagher

787 Seventh Avenue

New York, New York 10019

Approximate Date of Proposed Public Offering:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box)

☐    when declared effective pursuant to section 8(c)

☒   On December 17, 2013 pursuant to Rule 486(b) as applied by no-action relief granted to Registrant on April 12, 2012

BASE PROSPECTUS

$130,000,000

ABERDEEN AUSTRALIA EQUITY FUND, INC.

Shares of Common Stock

Aberdeen Australia Equity Fund, Inc. (“Fund,” “we,” “us” or “our”) is a non-diversified, closed-end management investment company. The Fund’s principal investment objective is long-term capital appreciation through investment primarily in equity securities of Australian companies listed on the Australian Stock Exchange Limited. The Fund’s secondary investment objective is current income, which is expected to be derived primarily from dividends and interest on Australian corporate and governmental securities.

We may offer, from time to time, in one or more offerings, including through rights offerings, our shares of common stock, par value $0.01 per share (“Shares”). Shares may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a “Prospectus Supplement”). You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in our Shares.

Our Shares may be offered directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The Prospectus Supplement relating to the offering will identify any agents or underwriters involved in the sale of our Shares, and will set forth any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters, or among our underwriters, or the basis upon which such amount may be calculated. We may not sell any of our Shares through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering of our Shares.

Our Shares are listed on the NYSE MKT (“NYSE MKT”) under the symbol “IAF.” The last reported sale price of our Shares, as reported by the NYSE MKT on December 9, 2013, was $9.46 per Share. The net asset value of our Shares at the close of business on December 9, 2013, was $8.45 per Share.

An investment in the Shares involves certain risks and special considerations, including risks associated with currency fluctuations. The Fund also has authority (which it has not exercised) to borrow to finance investments and to issue preferred stock. Both practices entail risks. For a discussion of these and other risks, see “Risks and Special Considerations.”

Shares of closed-end investment companies frequently trade at a discount to their net asset value. If the Fund’s Shares trade at a discount to its net asset value, the risk of loss may increase for purchasers in a public offering. See “Risks and Special Considerations - Net Asset Value Discount.”

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

This Prospectus, together with any Prospectus Supplement, sets forth concisely the information about the Fund that a prospective investor should know before investing. You should read this Prospectus and applicable Prospectus Supplement, which contain important information, before deciding whether to invest in the Shares. You should retain the Prospectus and Prospectus Supplement for future reference. A Statement of Additional Information (“SAI”), dated December 17, 2013, containing additional information about the Fund, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus. The Table of Contents for the SAI is on page 39 of the Prospectus. You may call 1-866-839-5205, email InvestorRelations@aberdeen-asset.com or write to the Fund at 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103 to obtain, free of charge, copies of the SAI and the Fund’s annual and semi-annual reports to shareholders, as well as to obtain other information about the Fund and to make shareholder inquiries.

The Fund’s SAI, as well as the annual and semi-annual reports to shareholders, are also available on the Fund’s website at www.aberdeeniaf.com. The SEC maintains a website at www.sec.gov that contains the SAI, material incorporated by reference into the Fund’s registration statement and other information about the Fund.

Our Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

Prospectus dated December 17, 2013

You should rely only on the information contained in, or incorporated by reference into, this Prospectus and any related Prospectus Supplement in making your investment decisions. The Fund has not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell the Shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this Prospectus and any Prospectus Supplement is accurate only as of the dates on their covers. The Fund’s business, financial condition and prospects may have changed since the date of its description in this Prospectus or the date of its description in any Prospectus Supplement.

PROSPECTUS SUMMARY

The following information is only a summary. You should consider the more detailed information contained in the Prospectus and in any related Prospectus Supplement and in the SAI before purchasing Shares, especially the information under “Risks and Special Considerations” on page 22 of the Prospectus.

The Fund

The Fund is a non-diversified, closed-end management investment company organized as a Maryland corporation. See “The Fund.”

The Fund’s Shares are listed for trading on the NYSE MKT under the symbol “IAF.” As of December 9, 2013, the net assets of the Fund were $190,808,555 and the Fund had outstanding 22,574,119 Shares. The last reported sale price of the Fund’s Shares, as reported by the NYSE MKT on December 9, 2013 was $9.46 per Share. The net asset value of the Fund’s Shares at the close of business December 9, 2013 was $8.45 per Share. See “Description of Shares.”

The Offering

We may offer, from time to time, in one or more offerings, including through rights offerings, up to $130,000,000 of our Shares on terms to be determined at the time of the offering. The Shares may be offered at prices and on terms to be set forth in one or more Prospectus Supplements. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in our Shares. Our Shares may be offered directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The Prospectus Supplement relating to the offering will identify any agents, underwriters or dealers involved in the sale of our Shares, and will set forth any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters, or among our underwriters, or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our Shares through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering of our Shares.

Use of Proceeds

We intend to use the net proceeds from the sale of our Shares primarily to invest in accordance with our investment objectives and policies. Proceeds will be invested within approximately 60 days of receipt by the Fund. See “Use of Proceeds.”

Investment Objectives

The Fund’s principal investment objective is long-term capital appreciation through investment primarily in equity securities of Australian companies listed on the Australian Stock Exchange Limited (“ASX”). Its secondary objective is current income, which is expected to be derived primarily from dividends and interest on Australian corporate and governmental securities. The Fund’s investment objectives may not be changed without the approval of a majority of the Fund’s outstanding voting securities. See “Investment Objectives.”

Investment Policies

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities, consisting of common stock, preferred stock and convertible stock, of Australian Companies. As a fundamental policy, at least 65% of the Fund’s total assets must be invested in companies listed on the ASX. Australian Companies are companies that are tied economically to Australia. Aberdeen Asset Management Asia Limited, the Fund’s investment manager (“AAMAL” or the “Investment Manager”), uses the following criteria in determining if a company is “tied economically” to Australia: whether the company: (i) is a constituent of the ASX; (ii) has its headquarters located in Australia; (iii) pays dividends on its stock in Australian dollars; (iv) has its accounts audited by Australian auditors; (v) is subject to Australian taxes levied by the Australian Taxation Office; (vi) holds its annual general meeting in Australia; (vii) has common stock/ordinary shares and/or other principal class of securities registered with Australian regulatory authorities for sale in Australia; (viii) is incorporated in Australia; or (ix) has a majority of its assets located in Australia or a majority of its revenues derived from Australian sources. In determining whether a company is “tied economically” to Australia, the Investment Manager will consider certain of these criteria separately while others will only be considered in combination with other criteria.

The Fund may invest up to 10% of its total assets in unlisted equity securities. The Fund may also invest in debt securities issued by companies tied economically to Australia, Australian Federal and State governments and the U.S. government. Such debt securities will be rated in one of the four highest rating categories by a nationally recognized statistical rating organization or, if unrated, determined to be of comparable quality by the Investment Manager, and will typically have a maturity of 10 years or less. The Fund’s investments in any one industry or group of industries are generally limited to 25% of its total assets, except that it may invest between 25% and 35% of its total assets in securities of an industry group that, at the time of investment, represents 20% or more of the S&P/ASX 200 Accumulation Index. The Fund has authority to enter into repurchase agreements and to lend its portfolio securities. See “Investment Policies.”

Investment Restrictions

The Fund has certain investment restrictions that may not be changed without approval by a majority of the Fund’s outstanding voting securities. These restrictions concern issuance of senior securities, borrowing, lending, concentration, diversification and other matters. See “Investment Restrictions.”

Risks (See generally “Risks and Special Considerations” for more information on these and other risks)

The value of the Fund’s assets, as well as the market price of its shares, will fluctuate. You can lose money on your investment. Investing in the Fund involves other risks, including the following:

•      General. The Fund is a non-diversified, closed-end investment company designed primarily as a long-term investment and not as a trading tool. The Fund invests primarily in Australian equity securities. An investment in the Fund’s Shares may be speculative and involves a high degree of risk. The Fund should not be considered a complete investment program. Due to the uncertainty in all investments, there can be no assurance that the Fund will achieve its investment objectives.

•      Management Risk. The Investment Manager’s and the Investment Adviser’s (as defined below) judgment about the attractiveness, relative value or potential appreciation of a particular security or investment strategy may prove to be incorrect.

•      Investment and Market Risk.  An investment in the Fund’s Shares is subject to investment risk, including the possible loss of the entire principal amount that you invest.  Your investment in Shares represents an indirect investment in the securities owned by the Fund.  The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably. The value of the securities in which the Fund invests will affect the value of the Shares.  Your Shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions.

The financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities of issuers worldwide. In response to the crisis, governments and central banks around the world have taken steps to support financial markets. The withdrawal of this support, failure of efforts to respond to the crisis, or investor perception that such efforts are not succeeding could also negatively affect financial markets generally as well as the value and liquidity of certain securities.

•      Currency Exchange Rate Fluctuations. The Fund invests substantially in instruments denominated in foreign currencies— primarily the Australian dollar, but also the New Zealand dollar. However, the Fund may also invest in securities denominated in other foreign currencies. Fluctuations in the value of these non-U.S. currencies relative to the U.S. dollar can adversely affect the U.S. dollar value of the Fund’s assets. A decline in the value of such a foreign currency can require the Fund to liquidate portfolio securities to pay distributions previously calculated in U.S. dollars and can increase the relevant foreign currency cost of expenses incurred in U.S. dollars. Currency exchange losses can reduce or eliminate the Fund’s ability to make ordinary income distributions.

•      Equity Risk. The value of equity securities, including common stock, preferred stock and convertible stock, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. Moreover, in the event of the company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of common stock holders such as the Fund and are likely to have varying types of priority over holders of preferred and convertible stock.

•      Foreign Securities Risk. In addition to foreign currency risks, investments in non-U.S. securities involve risk of loss in the event of tax increases or adverse political, economic or diplomatic developments in Australia and New Zealand or other non-U.S. jurisdictions. The Australian securities market for both listed and unlisted securities may be more volatile and is less liquid than the major U.S. markets, and investing in non-U.S. securities may involve greater costs plus more uncertainty regarding legal protections. Regulatory oversight of markets and custody facilities may differ from that in the U.S.

•      Foreign Custody Risk. The Fund’s custodian generally holds the Fund’s non-U.S.

securities and cash in non-U.S. bank sub- custodians and securities depositories—generally in Australia. (See “Management of the Fund—Custodian and Transfer Agent.”) Regulatory oversight of non-U.S. banks and securities depositories may differ from that in the U.S. Additionally, laws applicable to non-U.S. banks and securities depositories may limit the Fund’s ability to recover its assets in the event the non-U.S. bank, securities depository or issuer of a security held by the Fund goes bankrupt.

•      Conflicts of Interest Risk. The Investment Manager’s and the Investment Adviser’s advisory fees are based on net assets plus the amount of any borrowings for investment purposes. Consequently, the Investment Manager and the Investment Adviser will benefit from an increase in the Fund’s net assets resulting from an offering. In addition, a Director who is an “interested person” (as such term is defined under the Investment Act of 1940 (“1940 Act”)) of the Fund or a portfolio manager of the Fund could benefit indirectly from an offering because of such affiliations.

•      Australian Securities Risk. Because the Fund’s investments are primarily in Australian securities, the Fund is particularly vulnerable to loss in the event of adverse political, economic, financial and other developments that affect Australia, including fluctuations of Australian currency versus the U.S. dollar. Also, Australia is located in a part of the world that has historically been prone to natural disasters such as drought and is economically sensitive to environmental events. Any such event could result in a significant adverse impact on the Australian economy.

•      Concentration Risk. The Fund may invest up to 35% of its total assets in securities of an industry group that, at the time of investment, represents 20% or more of the S&P/ASX 200 Accumulation Index. An industry sector can include more than one industry group. As of October 31, 2013, 37% of the Fund’s total assets were invested in the financials sector of the Standard & Poor’s Global Industry Classification Sectors. While the Fund did not concentrate its investments in the materials sector, as of October 31, 2013, 22% of the Fund’s total assets were invested in the materials sector of the Standard & Poor’s Global Industry Classification Sectors. Such a concentration or significant amount of investments in a single industry sector makes the Fund particularly vulnerable to adverse economic, political or other developments affecting that sector. Concentration in the financials sector may make the Fund vulnerable to risks of regulation, consolidation, financial innovation and technological progress. Significant exposure to the materials sector may make the Fund vulnerable to risks that the issuers in such sector will underperform the market as a whole due to legislative or regulatory changes and/or increased competition affecting that sector.

•      Net Asset Value Discount. Shares of the Fund, a closed-end investment company, may trade in the market at a discount from their net asset value.

•      Distribution Rate. There can be no assurance that the Board will maintain the Fund’s distribution rate at a particular level, or that the Board will continue a managed distribution policy. Additionally, distributions may include return of capital as well as net investment income and capital gains. A return of capital is a return to investors of a portion of their original investment in the Fund. In general terms, a return of capital would involve a situation in which a Fund distribution (or a portion thereof) represents a return of a portion of a shareholder’s investment in the Fund, rather than making a distribution that is funded from the Fund’s earned income or other profits. Although return of capital distributions may not be currently taxable, such distributions would decrease the basis of a shareholder’s shares, and therefore, may increase a shareholder’s tax liability for capital gains upon a sale of shares, even if sold at a loss to the shareholder’s original investments. If the Fund’s investments do not generate sufficient income, the Fund may be required to liquidate a portion of its portfolio to fund these distributions. See “Dividends and Distributions.”

•      Non-Diversified Status. As a “non-diversified” investment company, the Fund can invest more of its assets in fewer issuers than an investment company that is “diversified,” exposing the Fund to greater risk.

•      Share Repurchases. When the Fund repurchases its shares pursuant to the Fund’s share repurchase program, the resulting decrease in shares outstanding may increase the Fund’s expense ratio; any borrowing to finance repurchases would reduce net income; and any sales of portfolio securities to finance repurchases may not be at a preferred time from a portfolio management perspective and would increase portfolio turnover and related expenses.

•      Anti-Takeover Provisions. The Fund’s charter and bylaws contain several provisions that may be regarded as “anti-takeover” because they have the effect of maintaining continuity of management. Also, Articles Supplementary approved by the Board of Directors subject the Fund to certain provisions of the Maryland General Corporation Law with respect to unsolicited takeovers. Such provisions may be regarded as “anti-takeover” provisions and may have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices. The Board has considered these provisions and determined that they are in the best interest of shareholders. See “Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws.”

•      Leverage. The Fund has authority to issue preferred stock and to borrow to finance investments. Each of these is a form of “leverage” that entails particular risks for holders of the Fund’s common stock. The issuance of preferred stock would affect the amount of income available for distribution on the Fund’s common stock as well as the net asset value of the common stock and the voting rights of holders of common stock. Leverage would exaggerate the effects of both currency fluctuations and of market downturns or upturns on the net asset value and market value of the Fund’s common stock, as well as on distributions to holders of common stock. Leverage can also increase the volatility of the Fund’s net asset value, and expenses related to leverage can reduce the Fund’s income. In the case of leverage, if Fund assets decline in value so that legal asset coverage requirements for any preferred stock or borrowings would not be met, the Fund may be prevented from paying distributions, which could jeopardize its qualification for pass-through tax treatment, make it liable for excise taxes and/ or force it to sell portfolio securities at an inopportune time. Holders of preferred stock have the right to elect two directors, and such holders, as well as Fund creditors, have the right under certain circumstances to elect a majority of the Fund’s directors.

•      Unlisted Securities. The Fund may invest up to 10% of its total assets in unlisted equity securities. Because the market for unlisted securities is not liquid, it may be difficult for the Fund to sell these securities at a desirable price. Unlisted securities are not subject to the disclosure and other investor protection requirements of Australian law applicable to listed securities.

•      Securities Lending. With respect to loans of its portfolio securities, the Fund is exposed to risks of loss in the event of default or bankruptcy of the borrower, and in the event that the return on the loan, or on invested collateral, will be less than the related costs.

•      Repurchase Agreements Risk. These transactions involve risks in the event of counterparty default or insolvency.

•      Tax Risk. The Fund may invest in securities for which the federal income tax treatment may not be clear or may be subject to recharacterization by the Internal Revenue Service (the “IRS”). It could be more difficult for the Fund to comply with the United States tax requirements applicable to regulated investment companies, if the tax characterization of the Fund’s investments or the tax treatment of the income from such investments were successfully challenged by the IRS. See “Taxation.”

•      Tax Considerations. The Fund intends to qualify and to continue to qualify as a regulated investment company under the Internal Revenue Code (the “Code”). If it so qualifies, it generally will be relieved of U.S. federal income tax on its investment company taxable income and net capital gains, if any, which it distributes to shareholders in accordance with requirements under the Code. In order to continue to meet the requirements of the Code applicable to regulated investment companies and to minimize its U.S. federal income tax liability, it is the Fund’s policy to distribute substantially all of its net income and capital gains, if any, to shareholders. To the extent that the Fund has earnings available for distribution, its distributions in the hands of shareholders may be treated as ordinary dividend income, although certain distributions may be reported by the Fund as capital gain distributions, which would be treated as long-term capital gain, or qualified dividend income, in the case of individuals which may be eligible for long-term capital gain tax rates if certain holding period rules apply. Dividends and capital gains distributions paid by the Fund are not expected to qualify for the corporate dividends- received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits will first reduce a shareholder’s basis in his shares and, after the shareholder’s basis is reduced to zero, will constitute capital gains to the shareholder who holds his shares as capital assets. Subject to certain limitations imposed by the Code, foreign taxes withheld from distributions to the Fund or otherwise paid by the Fund may be creditable or deductible by U.S. shareholders for U.S. federal income tax purposes, if the Fund is eligible to and makes an election to treat the shareholders as having paid those taxes for U.S. federal income tax purposes. No assurance can be given that the Fund will be eligible to make this election each year, but it intends to do so if it is eligible. See “Taxation.”

Investment Manager and Investment Adviser

The Fund’s investment manager is Aberdeen Asset Management Asia Limited and the Fund’s investment adviser is Aberdeen Asset Management Limited (the “Investment Adviser”). The Investment Manager is a Singapore corporation located at 21 Church Street, #01-01 Capital Square Two, Singapore 049480.  The Investment Manager manages the Fund’s investments and makes investment decisions on behalf of the Fund. The Investment Adviser is an Australian corporation located at Level 6, 201 Kent Street, Sydney, NSW 2000, Australia. The Investment Adviser makes recommendations to the Investment Manager as to the overall structure of the Fund’s portfolio, including asset allocation advice and general advice on investment strategy relating to the Fund’s overall investment objectives and the selection of and the placement of orders with brokers and dealers to execute portfolio transactions on behalf of the Fund.

Each of the Investment Manager and the Investment Adviser (together, the “Advisers”) is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Each of the Investment Manager and the Investment Adviser is a wholly-owned subsidiary of Aberdeen Asset Management PLC (“Aberdeen PLC”), which is the parent company of an asset management group managing approximately $324.6 billion in assets as of September 30, 2013 for a range of pension funds, financial institutions, investment trusts, unit trusts, offshore funds, charities and private clients, in addition to U.S. registered investment companies. The registered offices of Aberdeen PLC are located at 10 Queen’s Terrace, Aberdeen, Scotland AB 10 1 YG. Aberdeen PLC, its affiliates and subsidiaries are referred to collectively herein as “Aberdeen.” Aberdeen PLC was formed in 1983 and was first listed on the London Stock Exchange in 1991.  See “Management of the Fund—The Investment Manager and the Investment Adviser.”

The Fund pays a fee to the Investment Manager computed at the annual rate of 1.10% of the Fund’s average weekly Managed Assets (defined as net assets plus the amount of any borrowings for investment purposes) up to $50 million, 0.90% of such assets between $50 million and $100 million, and 0.70% of such assets in excess of $100 million, computed as of the end of each week and payable at the end of each calendar month.

The Investment Manager pays the fees of the Investment Adviser.  These fees are computed at the annual rate of 0.30% of the Fund’s average weekly Managed Assets up to $50 million, 0.25% of such assets between $50 million and $100 million, and 0.15% of such assets in excess of $100 million, computed based upon the value of the average Managed Assets determined weekly and payable at the end of each calendar month.

Portfolio Managers

The following persons have primary responsibility for the day-to-day management of the Fund’s portfolio—Hugh Young, Managing Director of the Investment Manager; Mark Daniels, a Director of the Investment Adviser; and Michelle Lopez, Robert Penaloza and Natalie Tam. See “Management of the Fund—Portfolio Management.”

Administrator

Aberdeen Asset Management Inc., 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103, is the Fund’s administrator (“Administrator”). The Administrator is a subsidiary of Aberdeen PLC and an affiliate of the Investment Manager and Investment

Adviser. The Fund pays a fee to the Administrator at an annual rate equal to 0.08% of the Fund’s average weekly Managed Assets up to $500 million, 0.07% of such assets between $500 million and $1.5 billion, and 0.06% of such assets in excess of $1.5 billion. The Administrator delegates certain of its responsibilities to a sub-administrator, State Street Bank and Trust Company. See “Management of the Fund—Administrator.”

Custodian and Transfer Agent

State Street Bank and Trust Company, One Heritage Drive, North Quincy, Massachusetts 02171, acts as the Fund’s custodian. Computershare Trust Company, N.A. and Computershare Inc., 250 Royall Street, Canton, Massachusetts 02021, act as the Fund’s stock transfer agent and dividend paying agent, respectively. Computershare Trust Company, N.A. also sponsors and administers a Dividend Reinvestment and Direct Stock Purchase Plan which is available to shareholders. See “Management of the Fund—Custodian and Transfer Agent.”

Dividends and Distributions

The Board of Directors has implemented a managed distribution policy of paying quarterly distributions at an annual rate, set once a year, that is a percentage of the rolling average of the Fund’s prior four quarter-end net asset values. The current rolling distribution rate is 10%, but this rate may be changed by the Board in response to, among other things, market conditions. The distributions for the fiscal year ended October 31, 2013 consisted of 33% net investment income, 43% net realized long-term capital gains and 24% return of capital. If the Fund’s distributions were to consist of a large amount of return of capital, it would result in a deterioration of the Fund’s assets. There can be no assurance that the Board will continue a managed distribution policy. See “Dividends and Distributions.”

Dividend Reinvestment and Direct Stock Purchase Plan

Computershare Trust Company, N.A. sponsors and administers a Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”), which is available to shareholders. Additional information about the Plan and a brochure that includes the terms and conditions of the Plan may be obtained at www.computershare.com/buyaberdeen or by calling Computershare Trust Company, N.A. at 1-800-647-0584. For both purchases and reinvestment purposes, shares acquired through the Plan will be purchased in the open market at the current share price and cannot be issued directly by the Fund.

Taxation

Withholding and/or other taxes may apply in the countries in which the Fund invests, which will reduce the Fund’s cash return in those countries. The Fund intends to elect, when eligible, to “pass-through” to the Fund’s shareholders the ability to claim (subject to limitations) a deduction or credit for the amount of foreign income and similar taxes paid by the Fund. Tax considerations for an investor in the Fund are summarized under “Taxation.” See also “Risks and Special Considerations.”

Share Repurchase Program

Under the Fund’s share repurchase program, the Fund is permitted to repurchase up to 10% of its outstanding shares on the open market during any 12-month period if and when the discount from net asset value is at least 8%. The Fund may borrow to repurchase shares under this program. There have not been any repurchases of shares under this program since the fiscal year ended October 31, 2009. Applicable law may prevent such repurchases during the offering of the Shares described herein. See “Description of Shares - Share Repurchase Program.”

SUMMARY OF FUND EXPENSES

Shareholder Transaction Expenses
Sales Load (as a percentage of offering price)(1)	—%
Offering Expenses (as a percentage of offering price)(1)	—%
Dividend Reinvestment and Cash Purchase Plan Fees(2)	—%
Annual Operating Expenses (As a Percentage of Average Net Assets Attributable to the Fund’s Common Stock)
Management Fee(3)	0.84%
Other Expenses(4)(5)	0.57%
Total Annual Operating Expenses	1.41%

(1)         If the Shares are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load and the estimated offering expenses.

(2)         If you participate in the Dividend Reinvestment and Direct Stock Purchase Plan sponsored and administered by Computershare Trust Company, N.A., you will be subject to any fees imposed by Computershare Trust Company, N.A.

(3)         The Fund pays a monthly fee to the Investment Manager computed at the following annual rates: 1.10% of the Fund’s average weekly Managed Assets up to $50 million, 0.90% of the Fund’s average weekly Managed Assets between $50 million and $100 million and 0.70% of the Fund’s average weekly Managed Assets in excess of $100 million. Managed Assets is defined in the management agreement as net assets plus the amount of any borrowings for investment purposes.

(4)         “Other Expenses” have been estimated for the current fiscal year.

(5)         Includes an administration fee of 0.08% of the Fund’s average weekly Managed Assets up to $500 million, 0.07% of such assets between $500 million and $1.5 billion, and 0.06% of such assets in excess of $1.5 billion. See “Management of the Fund - Administrator” for additional information.

Example

An investor would pay the following expenses on a $1,000 investment in the Fund, assuming a 5% annual return:

One Year	Three Years	Five Years	Ten Years
$14	$45	$77	$169

The above table and example are intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in Shares of the Fund. The “Example” assumes that all dividends and other distributions are reinvested at net asset value and that the percentage amounts listed in the table above under Total Annual Operating Expenses remain the same in the years shown. The above table and example and the assumption in the example of a 5% annual return are required by regulations of the SEC that are applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund’s Shares. For more complete descriptions of certain of the Fund’s costs and expenses, see “Management of the Fund” and “Expenses.”

The example should not be considered a representation of past or future expenses, and the Fund’s actual expenses may be greater than or less than those shown. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund’s financial performance. Information is shown for the Fund’s last ten fiscal years and most recent fiscal half-year. Certain information reflects financial results for a single Fund Share. The following information has been audited by KPMG LLP, independent registered public accounting firm for the Fund, for the fiscal years ended October 31, 2013, 2012, 2011, 2010 and 2009, and by another independent registered public accounting firm for the fiscal years prior to the fiscal year ended October 31, 2009, each of whose reports thereon were unqualified. The report of KPMG LLP, together with the financial statements of the Fund, are included in the Fund’s October 31, 2013 Annual Report, and are incorporated by reference into the SAI, which is available upon request.

	For the Years Ended October 31,
	2013		2012		2011	2010	2009	2008
Per Share Operating Performance(a):
Net asset value, beginning of year	$9.98		$10.17		$11.58	$10.96	$8.37	$18.53
Net investment income	0.27		0.34		0.39	0.32	0.29	0.51
Net realized and unrealized gains/(losses) on investments and foreign currencies	0.20		0.54		(0.68)	1.31	3.34	(8.83)
Total from investment operations	0.47		0.88		(0.29)	1.63	3.63	(8.32)
Distributions from:
Net investment income	(0.34)		(0.71)		(0.52)	(0.50)	(0.31)	(0.24)
Net realized gains	(0.43)		(0.37)		(0.44)	(0.06)	—	(0.84)
Tax return of capital	(0.24)		—		(0.18)	(0.45)	(0.73)	(0.76)
Total distributions	(1.01)		(1.08)		(1.14)	(1.01)	(1.04)	(1.84)
Offering cost on common stock	—		0.01		(0.09)	—	—	—
Impact of shelf offering	—		—		0.11	—	—	—
Net asset value, end of year	$9.44		$9.98		$10.17	$11.58	$10.96	$8.37
Market value, end of year	$10.71		$10.38		$10.31	$12.70	$11.40	$8.60
Total Investment Return Based on(b):
Market value	13.33%		11.83%		(10.51)%	21.62%	50.76%	(45.57)%
Net asset value	3.89	%(c)	9.00	%(c)	(3.19)%	15.35%	48.92%	(47.83)%

	For the Years Ended October 31,
	2013	2012	2011	2010	2009	2008
Ratio to Average Net Assets/Supplementary Data:
Net assets, end of year (000 omitted)	$213,103	$225,235	$229,616	$223,173	$210,866	$160,886
Average net assets (000 omitted)	$220,475	$218,950	$244,946	$211,324	$163,795	$282,702
Net operating expenses	1.41%	1.33%	1.34%	1.39%	1.73%	1.26%
Net investment income	2.80%	3.46%	3.43%	2.91%	3.41%	3.46%
Portfolio turnover	15%	21%	30%	11%	16%	22%

(a)                                 Based on average shares outstanding.

(b)                                 Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the closing of the last day of each period reported. Dividends and distributions, if any, are assumed, for purposes of this calculation, to be reinvested at prices obtained under the Fund’s dividend reinvestment plan. Total investment return does not reflect brokerage commissions.

(c)                                  The total return includes the impact of financial statement rounding of the NAV per share and/or financial statement adjustments.

Amounts listed as “-” are $0 or round to $0.

	For the Years Ended October 31,
	2007	2006	2005	2004
Per share operating performance(1):
Net asset value, beginning of year	$13.25	$11.75	$10.64	$9.38
Net investment income	0.39	0.41	0.37	0.28
Net realized and unrealized gains/(losses) on investments and foreign currencies	6.47	2.47	1.79	1.76
Total from investment operations	6.86	2.88	2.16	2.04
Distributions from:
Net investment income	(0.53)	(0.48)	(0.51)	(0.30)
Long-term capital gains	(0.98)	(0.90)	(0.54)	(0.36)
Tax return of capital	—	—	—	(0.12)
Total distributions	(1.51)	(1.38)	(1.05)	(0.78)
Payment by shareholder of short-swing profit	—	— (3)	—	—
Capital reduction with respect to issuance of Fund shares	—	—	—	—
Increase resulting from Fund share repurchase	—	—	—	—
Offering costs on common stock	(0.07)	—	—	—
Net asset value, end of year	$18.53	$13.25	$11.75	$10.64
Market price per share, end of year	$18.25	$14.00	$12.99	$10.25
Total investment return based on(2):
Market value	43.46%	20.09%	38.98%	32.53%
Net asset value	53.91%	25.66%	21.11%	23.19%
Ratio to average net assets/supplemental data:
Net assets, end of year/period (000 omitted)	$354,970	$223,588	$197,421	$178,551
Average net assets (000 omitted)	$283,749	$209,507	$194,946	$166,284

	For the Years Ended October 31,
	2007	2006	2005	2004
Net expense	1.44%	1.45%	1.48%	1.75%
Expenses without reimbursement expenses	1.51%	1.55%	1.48%	1.75%
Net investment income	2.56%	3.31%	3.21%	2.85%
Portfolio turnover	30%	16%	28%	23%

(1)	Based on average shares outstanding.
(2)

Total investment return is calculated assuming a purchase of common stock on the first day and a sale on the last day of each period reported. Dividends and distributions, if any, are assumed, for purposes of this calculation, to be reinvested at prices obtained under the Fund’s dividend reinvestment plan. Total investment return does not reflect brokerage commissions.

(3)	Less than $0.005 per share.
NOTE:

Contained above is operating performance for a share of common stock outstanding, total investment return, ratios to average net assets and other supplemental data for each of the periods indicated. This information has been determined based upon financial information provided in the financial statements and market value data for the Fund’s shares.

USE OF PROCEEDS

The Fund intends to invest the net proceeds of offerings in accordance with its investment objectives and policies. It is anticipated that the Fund will be able to invest substantially all of the net proceeds of an offering in accordance with its investment objectives and policies within approximately 60 days after completion of the offering. Pending such investment, the Fund anticipates investing the proceeds in short-term securities issued by the U.S. government or its agencies or instrumentalities or in high quality, short-term or long-term debt obligations or money market instruments.

THE FUND

The Fund is a non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (“1940 Act”). The Fund is designed for investors seeking experienced professional management of a portfolio of Australian securities. An investment in the Fund may not be appropriate for all investors and should not be considered to be a complete investment program. An investment in the Fund involves risks that you should consider before purchasing Shares. See “Risks and Special Considerations.” The Fund’s principal office is located at 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103.

DESCRIPTION OF SHARES

The Fund, which was incorporated under the laws of the State of Maryland on September 30, 1985, as of December  9, 2013, is authorized to issue 50,000,000 shares. In April 2006, the Board of Directors approved the reclassification of 10,000,000 of the Fund’s authorized but unissued shares of preferred stock, $0.01 par value per share, as 10,000,000 shares of the Fund’s common stock, $0.01 par value per share. There are currently authorized 30,000,000 shares of common stock, $0.01 par value per share, and 20,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this Prospectus, the Fund has not issued any shares of preferred stock and the Board of Directors has no present intention to issue shares of preferred stock. All references to “stock” or “shares” herein refer to common stock, unless otherwise indicated. Each share of common stock has equal voting, dividend, distribution and liquidation rights. The Shares outstanding are, and, when issued, the Shares offered by this Prospectus will be, fully paid and non-assessable. Shares are not redeemable and have no preemptive, conversion or cumulative voting rights. The number of Shares outstanding as of December 9, 2013 was 22,574,119.

The Fund’s outstanding Shares are, and when issued, the Shares offered by this Prospectus will be, publicly held and listed and traded on the NYSE MKT. The Fund determines its net asset value on a daily basis. The following table sets forth, for the quarters indicated, the highest and lowest daily closing prices on the NYSE MKT per share of common stock, and the net asset value per share and the premium to or discount from net asset value, on the date of each of the high and low market prices. The table also sets forth the number of Shares traded on the NYSE MKT during the respective quarters.

During Quarter	NAV per Share on Date of Market Price(1)		NYSE MKT Market Price per Share(2)		Premium/(Discount) on Date of Market Price(3)		Trading
Ended	High	Low	High	Low	High	Low	Volume(4)
January 31, 2012	10.25	8.87	10.50	8.95	2.44	0.90	713,660
April 30, 2012	10.15	9.51	11.14	10.33	9.75	8.62	505,287
July 31, 2012	10.05	8.79	10.94	9.38	8.86	6.71	556,534
October 31, 2012	10.05	9.62	10.69	9.84	6.37	2.29	612,799
January 31, 2013	10.51	9.57	10.81	9.59	2.85	0.21	514,974
April 30, 2013	10.89	10.09	11.93	10.27	9.55	1.78	510,739
July 31, 2013	10.45	8.58	10.71	9.50	2.49	10.72	649,072
October 31, 2013	9.65	8.78	11.32	9.83	17.31	11.96	574,780

(1)                                 Based on the Fund’s computations.

(2)                                 Source:  The NYSE MKT.

(3)                                 Based on the Fund’s computations.

(4)                                 Source:  Bloomberg.

On December 9, 2013, the per share net asset value was $8.45 and the per Share market price was $9.46, representing a 11.95% premium over such net asset value.

The Fund’s Shares have traded in the market below, at and above net asset value since the commencement of the Fund’s operations.  However, it has been the case that the Fund’s Shares have traded at a discount from net asset value. The Fund cannot determine the reasons why the Fund’s Shares trade at a premium to or discount from net asset value, nor can the Fund predict whether its Shares will trade in the future at a premium to or discount from net asset value, or the level of any premium or discount. Shares of closed-end investment companies frequently trade at a discount from net asset value.

Share Repurchase Program. On March 1, 2001, the Fund’s Board of Directors approved a share repurchase program. The Board of Directors amended the program on December 12, 2007. The stock repurchase program permits the Fund to repurchase up to 10% of its outstanding shares on the open market during any 12-month period, if and when the discount from net asset value is at least 8%. All purchases must be made in compliance with applicable legal requirements and such requirements may prevent the Fund from making such repurchases during the offering of Shares described in this Prospectus.

When the Fund repurchases its shares for a price below their net asset value, the net asset value of the shares that remain outstanding will be enhanced, but this does not necessarily mean that the market price of those outstanding shares will be affected. Any acquisition of shares by the Fund will decrease the amount of total assets of the Fund and therefore may increase the Fund’s expense ratio. Furthermore, if the Fund borrows to finance share repurchases, interest on such borrowings will reduce the Fund’s net investment income. (The Fund’s fundamental investment restrictions permit it to borrow to the extent permitted, or not prohibited, by the 1940 Act, and related rules and regulatory interpretations.) If the Fund must liquidate a portion of its investment portfolio in connection with a share repurchase, such liquidation might be at a time when independent investment judgment would not dictate such action, increasing the Fund’s overall portfolio turnover and making it more difficult for the Fund to achieve its investment objective. Since inception of the share repurchase program, the Fund has repurchased 435,500 Shares, for a total consideration of $2,567,294, with a cumulative effect of increasing the Fund’s per Share net asset value by 3.11 cents. There have not been any repurchases of shares under this program since the fiscal year ended October 31, 2009.

The following information regarding the Fund’s authorized shares is as of December 9, 2013.

Title of Class	Amount Authorized	Amount Held by Fund for its own Account	Amount Outstanding Exclusive of Amount held by Fund
Common Stock	30,000,000	0	22,574,119
Preferred Stock	20,000,000	0	0

INVESTMENT OBJECTIVES

The Fund’s principal investment objective is long-term capital appreciation through investment primarily in equity securities of Australian companies listed on the ASX. Its secondary objective is current income, which is expected to be derived primarily from dividends and interest on Australian corporate and governmental securities. There can be no assurance the Fund will achieve its investment objectives. The Fund’s investment objectives and each of the percentage limitations on investments set forth below in “Investment Policies,” unless otherwise indicated, are fundamental policies that may not be changed without the approval of a majority of the Fund’s outstanding voting securities. Under the 1940 Act, a majority of the Fund’s outstanding voting securities means the lesser of (i) 67% or more of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (ii) more than 50% of the outstanding shares. In the event that the Fund issues preferred shares, changes in fundamental policies would also require approval by a majority of the outstanding preferred shares, voting as a separate class.

INVESTMENT POLICIES

The Board of Directors has adopted a policy that, for as long as the name of the Fund remains Aberdeen Australia Equity Fund, Inc., the Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities, consisting of common stock, preferred stock and convertible stock, of Australian Companies. As a fundamental policy, at least 65% of the Fund’s total assets must be invested in ASX-listed companies. Australian Companies are companies that are tied economically to Australia. The following criteria will be considered in determining if a company is “tied economically” to Australia: whether the company (i) is a constituent of the ASX; (ii) has its headquarters located in Australia; (iii) pays dividends on its stock in Australian dollars; (iv) has its accounts audited by Australian auditors; (v) is subject to Australian taxes levied by the Australian Taxation Office; (vi) holds its annual general meeting in Australia; (vii) has common stock/ordinary shares and/or other principal class of securities registered with Australian regulatory authorities for sale in Australia; (viii) is incorporated in Australia; or (ix) has a majority of its assets located in Australia or a majority of its revenues derived from Australian sources. Certain of these criteria can be considered on their own in determining whether a company is “tied economically” to Australia, while others are only considered in combination with other criteria. Most of the Fund’s holdings meet several of the above-listed criteria. The Fund uses such criteria for the following reasons: the ASX is a primary benchmark for equity investment in Australia; location in Australia of a company’s headquarters, auditors or site of its annual meeting are indicative of where key strategic planning and direction of the company take place; payment of dividends may be an important component of returns in which earnings are distributed to shareholders; payment of taxes generally evidences that assets of the company are resident in, or that income is earned in, Australia; registration of securities for sale in Australia indicates that the company is seeking capital from Australian securities markets; and incorporation in Australia establishes corporate domicile and subjects the company to Australian legal, tax and regulatory requirements. The Fund’s 80% investment policy is a non-fundamental policy of the Fund and may be changed by the Board of Directors upon 60 days’ prior written notice to shareholders. However, it is a fundamental policy of the Fund to normally invest at least 65% of its total assets in equity securities, consisting of common stock, preferred stock and convertible preferred stock, listed on the ASX. Although securities listed on the ASX may include securities of New Zealand issuers that are listed on the ASX, New Zealand companies will not be included in the Fund’s definition of an Australian company under criterion (i) above. However, up to 10% of the value of the Fund’s total assets (at the time of purchase) may be invested in unlisted equity securities.

The Fund may also invest in debt securities, consisting of notes and debentures of Australian companies, bills and bonds of the Federal and State governments of Australia and U.S. Government securities. Such debt securities will be rated in one of the four highest rating categories by a nationally recognized statistical rating organization or, if unrated, determined to be of comparable quality by the Investment Manager, and will typically have a maturity of 10 years or less. During periods when, in the Investment Manager’s judgment, changes in the Australian market or other economic conditions warrant a defensive economic policy, the Fund may temporarily reduce its position in equity securities and increase its position in debt securities or in money market instruments having a maturity of not more than six months and consisting of Australian bank time deposits; bills and acceptances; Australian Federal Treasury bills; Australian corporate notes; and U.S. Treasury bills. The Fund may also invest in such money market instruments in order to meet dividend and expense obligations.

The Fund invests its assets in a broad spectrum of Australian and New Zealand industries, including metals and minerals, other natural resources, construction, electronics, food, appliances and household goods, transport, tourism, the media and financial institutions. In selecting industries and companies for equity investment, the Investment Manager may, among other factors, consider overall growth prospects, competitive positions in domestic and export markets, technology, research and development, productivity, labor costs, raw material costs and sources, profit margins, return on investment, capital resources, management and government regulation.

The Fund’s investments in Australian debt securities and Australian money market instruments are limited to obligations of Australian Federal and State governments, governmental agencies and authorities, listed corporate issuers and banks considered to be creditworthy by the Investment Manager.

In 1999, the Fund received a no-action assurance letter from the SEC staff to permit the Fund to concentrate its portfolio investments under certain circumstances. The Fund will not invest in a security if, after the investment, more than 25% of its total assets would be invested in any one industry or group of industries, provided that the Fund may invest between 25% and 35% of its total assets in the securities of any one industry group if, at the time of investment, that industry group represents 20% or more of the S&P/ASX 200 Accumulation Index. The no-action letter issued by the SEC staff referred to industry sectors of the Australian All Ordinaries Index, then the Fund’s performance benchmark. The Fund’s performance benchmark was subsequently changed to the S&P/ASX 200 Accumulation Index, as reported to shareholders in the Fund’s semi-annual report for the period ended April 30, 2000. The S&P/ASX 200 Accumulation Index comprises the top 200 companies listed on the ASX by market capitalization, and was introduced by the ASX in April 2000. The S&P/ASX 200 Accumulation Index most closely represents the universe of stocks that are held by the Fund. Standard & Poor’s subsequently discontinued the use of the ASX classification system for the S&P/ASX 200 Accumulation Index and replaced such classification system with the Global Industry Classification Standard (“GICS”). The GICS classification tier of 23 Industry Groupings, which the Fund currently uses for its concentration policy, is the classification most comparable to the 24 ASX sectors formerly used by both the Australian All Ordinaries Index and the S&P/ASX 200 Accumulation Index.

The Fund does not trade in securities for short-term gain. The Fund’s annual portfolio turnover rate for its fiscal year ended October 31, 2013 was 15%. The portfolio turnover rate is calculated by dividing the lesser of sales or purchases of portfolio securities by the average monthly value of the Fund’s portfolio securities. For purposes of this calculation, portfolio securities exclude purchases and sales of debt securities having a maturity at the date of purchase by the Fund of one year or less.

Repurchase Agreements

The Fund may enter into repurchase agreements with banks and broker-dealers when it deems it advisable. A repurchase agreement is a contract under which the Fund acquires a security for a relatively short period (usually no more than one week) subject to the obligations of the seller to repurchase and the Fund to resell such security at a fixed time and price (representing the Fund’s cost plus interest). The Investment Manager will monitor the value of such securities daily to determine that the value equals or exceeds the repurchase price. Under the 1940 Act, repurchase agreements are considered to be loans made by the Fund which are collateralized by the securities subject to repurchase. See also “Risks and Special Considerations.”

Loans of Portfolio Securities

The Fund’s investment policies permit the Fund to enter into securities lending agreements. Under such agreements, the Fund may lend to borrowers (primarily banks and broker-dealers) portfolio securities with an aggregate market value of up to one- third of the Fund’s total assets when it deems advisable. Any such loans must be secured by collateral (consisting of any combination of cash, U.S. government securities, irrevocable bank letters of credit or other high quality debt securities) in an amount at least equal, on a daily marked-to-market basis, to the current market value of the securities loaned. Cash collateral will be invested by the lending agent in short-term instruments, money market mutual funds or other collective investment funds, and income from these investments will be allocated among the Fund, the borrower and the lending agent. The Fund may terminate a loan after such notice period as is provided for the particular loan. The Fund will receive from the borrower amounts equivalent to any cash payments of interest, dividends and other distributions with respect to the loaned securities, although the tax treatment of such payments may differ from the treatment of distributions paid directly by the issuer to the Fund. The Fund also has the option to require non-cash distributions on the loaned securities to be credited to its account. The terms of the Fund’s lending arrangement includes provisions to permit the Fund to vote the loaned securities. See also “Risks and Special Considerations.”

INVESTMENT RESTRICTIONS

The following restrictions are fundamental policies, which cannot be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities. In the event that the Fund issues preferred shares, changes in investment restrictions would also require approval by a majority of the outstanding preferred shares, voting as a separate class. If a percentage restriction on investment or use of assets set forth below is adhered to at the time a transaction is effected, later changes in a percentage resulting from changing values will not be considered a violation.

The Fund may not:

(1)         Purchase securities on margin, except such short-term credits as may be necessary for the clearance of securities.

(2)         Make short sales of securities or maintain a short position.

(3)         (a) Issue senior securities except (i) insofar as the Fund may be deemed to have issued a senior security in connection with any repurchase or securities lending agreement or any borrowing permitted by its investment restrictions, and (ii) that the Fund may issue one or more series of a class of preferred stock, if permitted by its Articles; or (b) borrow money, except as permitted under, or to the extent not prohibited by, the 1940 Act, as amended, and rules thereunder, as interpreted or modified by regulatory authority having jurisdiction, from time to time.

(4)         Buy or sell commodities, commodity contracts, real estate or interests in real estate, except that the Fund may buy and sell shares of real estate unit investment trusts which are listed on the ASX and which hold interests in real estate.

(5)         Make loans (except that the Fund may purchase debt securities whether or not publicly traded or privately placed or may enter into repurchase and securities lending agreements consistent with the Fund’s investment policies).

(6)         Make investments for the purpose of exercising control or management.

(7)         Act as an underwriter (except to the extent the Fund may be deemed to be an underwriter in connection with the sale of securities in the Fund’s investment portfolio).

(8)         Invest more than 25% of its assets in a particular industry or group of industries, provided, however, that the Fund may invest between 25% and 35% of its total assets in the securities of any one industry group if, at the time of investment, that industry group represents 20% or more of the S&P/ ASX 200 Accumulation Index.

RISKS AND SPECIAL CONSIDERATIONS

An investment in the Fund involves certain risks and considerations, including risks and considerations not typically associated with funds that invest only in U.S. securities. These risks and considerations are described below.

General. The Fund is a non-diversified, closed-end investment company designed primarily as a long-term investment and not as a trading tool. The Fund invests primarily in Australian equity securities. An investment in the Fund’s Shares may be speculative and involves a high degree of risk. The Fund should not be considered a complete investment program. Due to the uncertainty in all investments, there can be no assurance that the Fund will achieve its investment objectives.

Management Risk. The Investment Manager’s and the Investment Adviser’s judgment about the attractiveness, relative value or potential appreciation of a particular security or investment strategy may prove to be incorrect.

Investment and Market Risk. An investment in Fund’s Shares is subject to investment risk, including the possible loss of the entire principal amount that you invest.  Your investment in Shares represents an indirect investment in the securities owned by the Fund.  The value of these securities, like other market investments, may move up or down, sometimes rapidly and unpredictably.  The value of the securities in which the Fund invests will affect the value of the Shares. Your Shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions.

The financial crisis that began in 2008 has caused a significant decline in the value and liquidity of many securities of issuers worldwide. In response to the crisis, governments and central banks around the world have taken steps to support financial markets. The withdrawal of this support, failure of efforts to respond to the crisis, or investor perception that such efforts are not succeeding could also negatively affect financial markets generally as well as the value and liquidity of certain securities.

Currency Exchange Rate Fluctuations. Currency exchange rates can fluctuate significantly over short periods and can be subject to unpredictable changes based on a variety of factors, including political developments and currency controls by foreign governments. The Fund will normally hold almost all its assets in Australian dollar denominated securities, although some assets may be denominated in other foreign currencies. Accordingly, a change in the value of a foreign currency against the U.S. dollar will generally result in a change in the U.S. dollar value of the Fund’s assets. Such a change may thus decrease the Fund’s net asset value.

In addition, although most of the Fund’s income will be received or realized primarily in Australian dollars, the Fund will be required to compute and distribute its income in U.S. dollars. Therefore, for example, if the exchange rate for the Australian dollar declines after the Fund’s income has been accrued and translated in U.S. dollars, but before the income has been received or converted into U.S. dollars, the Fund could be required to liquidate portfolio securities to make distributions. Similarly, if the exchange rate declines between the time the Fund incurs expenses in U.S. dollars and the time such expenses are paid, the amount of Australian dollars required to be converted into U.S. dollars in order to pay those expenses will be greater than the Australian dollar equivalent of those expenses at the time they were incurred. Similar effects may result from the Fund’s investments that are denominated in other foreign currencies.

Currency exchange rate fluctuations can decrease or eliminate income available for distribution or, conversely, increase income available for distribution. For example, in some situations, if certain currency exchange losses exceed net investment income for a taxable year, the Fund would not be able to make ordinary income distributions, and all or a portion of distributions made before the losses were realized but in the same taxable year would be recharacterized as a return of capital to shareholders for U.S. federal income tax purposes, thus reducing shareholders’ cost basis in their Fund shares, or as a capital gain distribution, rather than as an ordinary income dividend.

Equity Risk. The value of equity securities, including common stock, preferred stock and convertible stock, will fluctuate in response to factors affecting the particular company, as well as broader market and economic conditions. Moreover, in the event of the company’s bankruptcy, claims of certain creditors, including bondholders, will have priority over claims of common stock holders and are likely to have varying types of priority over holders of preferred and convertible stock.

Foreign Securities Risk. Investments in foreign securities that are traded on foreign markets, including Australian and New Zealand securities, are subject to risks of loss that are different from the risks of investing in U.S. securities. These include the possibility of losses due to currency fluctuations (see

“Currency Exchange Rate Fluctuations”), or to adverse political, economic or diplomatic developments in Australia and New Zealand, including possible increases in taxes. Additionally, accounting, auditing, financial reporting standards and other regulatory practices and requirements for securities in which the Fund may invest vary from those applicable to entities subject to regulation in the United States. The Australian securities market for both listed and unlisted securities may be more volatile and less liquid than the major U.S. markets. In addition, the cost to the Fund of buying, selling and holding securities in the Australian market may be higher than in the United States.

Any higher expenses of non-U.S. investing may reduce the amount the Fund can earn on its investments and typically results in a higher operating expense ratio than for investment companies that invest only in the United States. Regulatory oversight of the Australian securities market may differ from that of U.S. markets. There also may be difficulty in invoking legal protections across borders.

Foreign Custody Risk. The Fund’s custodian generally holds the Fund’s non-U.S. securities and cash in non-U.S. bank sub- custodians and securities depositories—generally in Australia. (See “Management of the Fund—Custodian and Transfer Agent.”) Regulatory oversight of non-U.S. banks and securities depositories may differ from that in the U.S. Additionally, laws applicable to non-U.S. banks and securities depositories may limit the Fund’s ability to recover its assets in the event the non-U.S. bank, securities depository or issuer of a security held by the Fund goes bankrupt.

Conflicts of Interest Risk. The Investment Manager’s and the Investment Adviser’s advisory fees are based on net assets plus the amount of any borrowings for investment purposes. Consequently, the Investment Manager and the Investment Adviser will benefit from an increase in the Fund’s net assets resulting from an offering. In addition, a Director who is an “interested person” (as such term is defined under the 1940 Act) of the Fund or a portfolio manager of the Fund could benefit indirectly from an offering because of such affiliations.

Australian Securities Risk. Because the Fund’s investments are primarily in Australian securities, the Fund is particularly vulnerable to loss in the event of adverse political, economic, financial and other developments that affect Australia, including fluctuations of Australian currency versus the U.S. dollar. Also, Australia is located in a part of the world that has historically been prone to natural disasters such as drought and is economically sensitive to environmental events. Any such event could result in a significant adverse impact on the Australian economy.

Concentration Risk. The Fund’s investment policies permit it to invest up to 35% of its total assets in the securities of a single industry group, provided that, at the time of investment, that group represents 20% or more of the S&P/ASX 200. At any time the Fund has such a concentration of investments in a single industry group, it will be particularly vulnerable to adverse economic, political and other factors that affect that industry group. An industry sector can include more than one industry group. As of October 31, 2013, 37% of the Fund’s total assets were invested in the financials sector of the Standard & Poor’s Global Industry Classification Sectors, making the Fund particularly vulnerable to developments that negatively affect that sector. While the Fund did not concentrate its investments in the materials sector, as of October 31, 2013, 22% of the Fund’s total assets were invested in the materials sector of the Standard & Poor’s Global Industry Classification Sectors, making the Fund particularly vulnerable to developments that negatively affect that sector. Concentration in the financials sector may make the Fund vulnerable to risks of regulation, consolidation, financial innovation and technological progress. Significant exposure to the materials sector may make the Fund vulnerable to risks that the issuers in such sector will underperform the market as a whole due to legislative or regulatory changes and/or increased competition affecting that sector.

Net Asset Value Discount. Shares of closed-end investment companies frequently trade at a discount from net asset value. This characteristic is a risk separate and distinct from the risk that net asset value will decrease. The Fund’s shares have frequently traded in the market below net asset value since the commencement of the Fund’s operations. However, during the 12-month period ended October 31, 2013, the Fund’s Shares have traded in the market at an average premium over net asset value of 8.20%. The Fund cannot predict whether its Shares in the future will trade at, below or above net asset value. This risk that shares of a closed-end fund might trade at a discount is more significant for investors who wish to sell their shares in a relatively short period of time. For those investors, realization of gain or loss on their investment is likely to be more dependent upon the existence of a premium or discount than upon portfolio performance.

Distribution Rate. The Fund has a managed distribution policy under which quarterly distributions, at a rate determined annually by the Board of Directors, are paid from current income, supplemented by realized capital gains and, to the extent necessary, paid-in capital. See “Dividends and Distributions - Managed Distribution Policy.” There can be no assurance that the distribution rate set at any time, or the policy itself, will be maintained. To the extent total distributions for a year exceed the Fund’s net investment income, such excess will be deemed for U.S. federal income tax purposes to have been distributed from realized capital gains and/or will be treated as return of capital, as applicable. In general terms, a return of capital would involve a situation in which a Fund distribution (or a portion thereof) represents a return of a portion of a shareholder’s investment in the Fund, rather than making a distribution that is funded from the Fund’s earned income or other profits. Although return of capital distributions may not be currently taxable, such distributions would decrease the basis of a shareholder’s shares, and therefore, may increase a shareholder’s tax liability for capital gains upon a sale of shares, even if sold at a loss to the shareholder’s original investments. The Fund’s managed distribution policy may, in certain situations, cause the Fund to make taxable distributions to shareholders in excess of the minimum amounts of such taxable distributions required to avoid liability for federal income and excise taxes. Such excess taxable distributions may, in such situations, cause shareholders to be liable for taxes for which they would not otherwise be liable if the Fund only paid that amount required to avoid liability for federal income and excise taxes. The Fund’s income distributions and its capital and currency gains distributions are determined in accordance with income tax regulations that may differ from accounting principles generally accepted in the United States. These differences are primarily due to differing treatments for foreign currencies.

If the Fund’s investments do not generate sufficient income, the Fund may be required to liquidate a portion of its portfolio to fund these distributions, and therefore a portion or all of such distributions may represent a reduction of the shareholders’ principal investment. Such liquidation might be at a time when independent investment judgment would not dictate such action, increasing the Fund’s overall portfolio turnover (and related transaction costs) and making it more difficult for the Fund to achieve its investment objective.

Non-Diversified Status. The Fund is classified as a “non-diversified” management investment company under the 1940 Act. This means that the Fund is not subject to limits under the 1940 Act as to the proportion of its assets that may be invested in the securities of a single issuer. As a non-diversified investment company, the Fund may therefore invest its assets in securities of a smaller number of issuers, and, as a result, would be subject to greater risk with respect to its portfolio securities. Although the Fund must comply with certain diversification requirements in order to qualify as a regulated investment company under the Code, the Fund may be more susceptible to any single economic, political or regulatory occurrence than would be the case if it had elected to diversify its holding sufficiently to be classified as a “diversified” management investment company under the 1940 Act.

Share Repurchases. Any acquisition by the Fund of its shares, pursuant to its share repurchase program, will decrease the amount of total assets of the Fund, and therefore, may increase the Fund’s expense ratio. Furthermore, if the Fund borrows to finance share repurchases, interest on such borrowings would reduce the Fund’s net investment income. If the Fund liquidates a portion of its investment portfolio in connection with a share repurchase, such liquidation might be at a time when independent investment judgment would not dictate such action, increasing the Fund’s overall portfolio turnover (and related transaction costs) and making it more difficult for the Fund to achieve its investment objective.

Tax Risk. The Fund may invest in securities of which the federal income tax treatment may not be clear or may be subject to recharacterization by the IRS. It could be more difficult for the Fund to comply with the United States tax requirements applicable to regulated investment companies, if the tax characterization of the Fund’s investments or the tax treatment of the income from such investments were successfully challenged by the IRS. See “Taxation.”

Tax Considerations. The Fund intends to qualify and to continue to qualify as a regulated investment company under the Code. If it so qualifies, it generally will be relieved of U.S. federal income tax on its investment company taxable income and net capital gains, if any, which it distributes to shareholders in accordance with requirements under the Code. In order to continue to meet the requirements of the Code applicable to regulated investment companies and to minimize its U.S. federal income tax liability, it is the Fund’s policy to distribute substantially all of its net income and capital gains, if any, to shareholders. To the extent that the Fund has earnings available for distribution, its distributions in the hands of shareholders may be treated as ordinary dividend income, although certain distributions may be reported by the Fund as capital gain distributions, which would be treated as long-term capital gain, or qualified dividend income, which in the case of individuals may be eligible for long-term capital gain tax rates if certain holding period rules apply. Dividends and capital gains distributions paid by the Fund are not expected to qualify for the corporate dividends- received deduction. Distributions in excess of the Fund’s current and accumulated earnings and profits will first reduce a shareholder’s basis in his shares and, after the shareholder’s basis is reduced to zero, will constitute capital gains to the shareholder who holds his shares as capital assets. Subject to certain limitations imposed by the Code, foreign income taxes withheld from distributions or otherwise paid by the Fund may be creditable or deductible by U.S. shareholders for U.S. federal income tax purposes, if the Fund is eligible to and makes an election to treat the shareholders as having paid those taxes for U.S. federal income tax purposes. No assurance can be given that the Fund will be eligible to make this election each year, but it intends to do so if it is eligible. If the election is made, the foreign taxes paid by the Fund will be includable in the U.S. federal taxable income of shareholders. Non-U.S. investors may not be able to credit or deduct the foreign taxes, but they may be deemed to have additional income from the Fund equal to their share of the foreign taxes paid by the Fund, subject to U.S. withholding tax. Investors should review carefully the information discussed under the heading “Taxation” and should discuss with their tax advisers the specific tax consequences of investing in the Fund.

Anti-Takeover Provisions. The Fund presently has provisions in its bylaws that may limit the ability of other entities or persons to acquire control of the Fund. The bylaws provide for a staggered election of the Fund’s Directors, who are divided into three classes, each having a term of three years and until their successors are duly elected and qualify, or, when filling a vacancy, for the unexpired portion of such term and until their successors are duly elected and qualify. Thus, only Directors in a single class may be changed in any one year and it would require two years to change a majority of the Board of Directors. This system of electing Directors may be regarded as “anti-takeover” because it makes it more difficult for Fund shareholders to change a majority of the Fund’s Directors and, thus, has the effect of maintaining continuity of management. Other bylaw provisions that may be regarded as “anti-takeover:” (a) provide specific requirements for shareholder-requested special meetings; (b) require that shareholders who wish to propose a nominee for Director or have shareholders vote on other proposals satisfy certain advance written notice and information requirements; (c) establish Director qualifications; (d) establish supermajority Board vote requirements for certain actions, including mergers, dissolution, election of officers, officer and Director compensation, and the amendment of the Director term and qualification requirements and the director quorum and voting requirements; (e) establish restrictive approval requirements for an investment advisory agreement, a sub-advisory agreement or a management agreement between the Fund and an affiliate of a disinterested director then serving on the Board or who served on the Board in the two years prior to approval of such agreement; and (f) subject to such conditions as provided in the bylaws, reserve to the Board the power to adopt, alter, or repeal the bylaws or any provision of the bylaws.

Articles Supplementary approved by the Board of Directors subject the Fund to certain provisions of the Maryland General Corporation Law with respect to unsolicited takeovers. These provisions: (a) require a two-thirds vote of the shareholders to remove Directors; (b) provide that the number of Directors may be fixed only by the Board; (c) provide that certain vacancies on the Board of Directors may be filled only by the vote of the remaining Directors and those vacancies shall be filled until the end of the term of the directorship in which the vacancy occurs; and (d) require that a shareholder-requested special meeting be called only on the request of the holders of a majority of the outstanding shares.

The foregoing provisions may be regarded as “anti-takeover” provisions and may have the effect of depriving shareholders of an opportunity to sell their shares at a premium over prevailing market prices. The Board has considered these provisions and determined that they are in the best of shareholders.  See “Certain Provisions of the Maryland General Corporation Law and the Charter and Bylaws.”

Securities Lending Risk. In connection with its loans of portfolio securities, the Fund may be exposed to the risk of delay in recovery of the loaned securities or possible loss of rights in the collateral should the borrower become insolvent. The Fund also bears the risk of loss on the investment of cash collateral. There is also the risk that, in the event of default by the borrower, the collateral might not be sufficient to cover any losses incurred by the Fund. There can be no assurance that the return to the Fund from a particular loan, or from its loans overall, will exceed the related costs and any related losses.

Repurchase Agreements Risk. Repurchase agreements may involve risks in the event of default or insolvency of the seller, including possible delays or restrictions with respect to the Fund’s ability to dispose of the underlying securities, and the possibility that the collateral might not be sufficient to cover any losses incurred by the Fund.

Unlisted Securities Risk. The Fund may invest up to 10% of the value of its total assets (at the time of purchase) in unlisted equity securities. Because the market for unlisted securities is not liquid, it may be difficult for the Fund to sell these securities timely and at a desirable price. If not listed, such securities could nonetheless be resold in privately negotiated transactions, although the price may be lower and the time to dispose of the security may take considerably longer than for listed securities and the sale price may be lower than the price paid by the Fund. Unlisted securities are not subject to the disclosure and other investor protection requirements of Australian law applicable to listed securities.

Risks of Issuance of Preferred Shares. The Fund has authority to issue preferred shares. The Board has not yet exercised this authority and has no current intention of exercising this authority. The following is a description of the risks involved if the Fund were to issue preferred shares.

Leverage. The issuance of preferred shares would create leverage that would affect the amount of income available for distribution on the Fund’s shares of common stock as well as the net asset value of the shares of common stock. It is expected that the initial dividend rate or rates that would be paid on any class or series of preferred shares would be determined at the time of issuance and would depend on various factors, including market conditions prevailing at the time. If the investment performance of the capital represented by the preferred shares fails to cover the dividends payable thereon, the total return on the Fund’s common stock would be less or, in the case of negative returns, would result in higher negative returns to a greater extent than would otherwise be the case. Negative performance of the invested capital would also reduce the Fund’s net asset value. The requirement to pay dividends on the preferred stock in full before any dividends may be paid on the common stock means that dividends on the common stock from earnings may be reduced or eliminated.

Voting Rights. Voting rights in the Fund are non-cumulative. The voting rights of the holders of the current outstanding common stock would be limited by the issuance of any preferred shares because the holders of any preferred shares would have the following class voting rights. Pursuant to current applicable law, holders of preferred shares, voting as a separate class, would be entitled to elect two of the Fund’s Directors (the remaining Directors would be elected by holders of the Fund’s common stock.) Additionally, if dividends on preferred shares were unpaid in an amount equal to two years’ dividends, holders of such preferred shares, voting as a separate class and subject to any prior rights of any other outstanding class of senior securities, would be entitled to elect a majority of the Fund’s Directors and to continue to be so represented until all dividends in arrears have been paid or otherwise provided for. Approval by the holders of a majority of the outstanding preferred shares, voting as a separate class, would also be required for a plan of reorganization that would adversely affect their shares, for changes in fundamental investment restrictions, for a change to an open-end classification, or for a proposal for the Fund to cease to be an investment company.

Asset Coverage. The Fund would be required to have asset coverage with respect to its preferred stock of at least 200 per cent immediately after the issuance of the preferred stock. The Fund would not be permitted to pay any dividend (except a dividend paid in common stock) or distribution, or to purchase its common stock, unless the asset coverage test is met at the time of declaring the dividend or distribution, or purchasing the stock, after deducting the amount of the dividend, distribution or stock purchase price, as applicable.

Other Considerations. The class or other voting rights of the preferred shares and the representation of the preferred shares on the Board of Directors could make it more difficult for the Fund to engage in certain types of transactions that might be proposed by the Board of Directors and/or holders of common stock, such as a change in a fundamental investment policy, a merger, sale of assets, exchange of securities, liquidation of the Fund or conversion to an open-end fund. Holders of preferred shares might have interests that differ from holders of common stock, and there can be no assurance that holders of preferred shares would vote to approve transactions approved by holders of the common stock. The flexibility to issue preferred shares as well as common stock could enhance the Board of Directors’ ability to negotiate on behalf of the shareholders in a takeover, but might also render more difficult, or discourage, a merger, tender offer or proxy contest, the assumption of control by the holder of a large block of the Fund’s securities or the removal of incumbent management. The issuance of preferred shares would involve costs (underwriting commissions, offering expenses, rating agency expenses, legal fees, etc.) that would be borne by the holders of common stock. See also “Risks of Borrowing and Leverage to Holders of Common Stock,” below.

Risks of Borrowing and Leverage to Holders of Common Stock. The Fund’s fundamental investment policies permit it to borrow to the extent permitted, or not prohibited, by the 1940 Act and related rules and regulatory interpretations. The Board has not yet exercised this authority and has no current intention of exercising this authority. Borrowing is a form of leverage, as is the issuance of preferred stock. Certain risks of leverage are discussed under “Risks of Issuance of Preferred Shares” above. Borrowing, either by the issuance of debt obligations or through loans from banks or private sources, would involve interest and other costs to the Fund. If the return to the Fund from investments made with proceeds of a borrowing does not exceed the interest and costs of the borrowing, such costs could reduce the return to the holders of common stock. Moreover, leveraging would generally exaggerate the positive and negative effects of market, interest rate and currency fluctuations on the net asset value and market value of the Fund’s common stock, as well as on distributions to common stockholders. By increasing the Fund’s invested assets, and thus its market exposure, leveraging would increase the volatility of both the net asset value and, consequently, the market value of the Fund’s common stock. Any decline in the value of the Fund’s investments would be borne entirely by the holders of its common stock. Thus, although leveraging may enhance benefits to holders of common stock in a rising market environment, a market downturn can be particularly disadvantageous to holders of common stock of a leveraged fund. Because the Fund invests primarily in securities that are not U.S. dollar-denominated and because it pays dividends and other distributions in U.S. dollars, any leveraging or the issuance of debt securities that also pay interest in U.S. dollars would exaggerate the effects of currency fluctuations on the prices of, and distributions on, the Fund’s common stock. Moreover, a decline in the value of the Fund’s assets, and thus its asset coverage for any senior securities, could prevent the Fund from paying dividends or distributions on its common stock, which could, in turn, jeopardize the Fund’s qualification as a regulated investment company under the Code and/or subject the Fund to income and excise taxes and/or force the Fund to sell portfolio securities at a time or price that is not favorable.

Borrowings by the Fund generally require asset coverage of 300%. The Fund would be prohibited from declaring a dividend (other than a dividend payable in stock of the Fund) or distribution on any class of its stock, and from purchasing Fund stock, unless this asset coverage requirement is met at the time such dividend or distribution is declared, or stock is purchased, after deducting the amount of such dividend, distribution or stock purchase price, as applicable. However, the Fund would be permitted to pay dividends on any preferred stock if, at the time of declaring the dividend, the Fund has asset coverage of at least 200% for its borrowings, after deducting the amount of the dividend. Holders of senior securities representing indebtedness would have the right to elect a majority of the Fund’s directors if the Fund failed to have asset coverage for its debt of at least 100% on the last business day of each of twelve consecutive calendar months. This right would continue until such asset coverage was 110% or more on the last business day of each of three consecutive calendar months. An event of default would be deemed to have occurred if the Fund failed to have asset coverage for its debt of at least 100% for 24 consecutive months.

MANAGEMENT OF THE FUND

The Board of Directors

The Board of Directors directs the management of the business and affairs of the Fund, including general supervision of the duties performed by the Investment Manager, the Investment Adviser and other service providers.

The Investment Manager and the Investment Adviser

Aberdeen Asset Management Asia Limited serves as the investment manager to the Fund (“AAMAL” or the “Investment Manager”) and Aberdeen Asset Management Limited serves as investment adviser to the Fund (“AAML” or the “Investment Adviser”) pursuant to a management agreement dated as of March 8, 2004 (the “Management Agreement”) and an investment advisory agreement dated as of March 8, 2004 (the “Advisory Agreement”), respectively.

The Investment Manager is a Singapore corporation incorporated in 1991. The registered office of the Investment Manager is located at 21 Church Street, #01-01 Capital Square Two, Singapore 049480. The Investment Manager serves as investment manager to both equity and fixed income investment portfolios for a range of clients, including the Fund and five other U.S. registered closed-end funds. The Investment Manager also serves as investment adviser to two U.S. registered closed-end funds. The Investment Manager, in accordance with the Fund’s stated investment objectives, policies and limitations and subject to the supervision of the Fund’s Board of Directors, manages the Fund’s investments and makes investment decisions on behalf of the Fund.

The Investment Adviser is an Australian corporation which is a wholly-owned subsidiary of the Investment Manager. The registered office of the Investment Adviser is located at Level 6, 201 Kent Street, Sydney, NSW 2000, Australia. The Investment Adviser’s principal business focus is to provide investment management services with regard to equity and fixed income investments in Australian securities. The Investment Adviser makes recommendations to the Investment Manager as to the overall structure of the Fund’s portfolio, including asset allocation advice and general advice on investment strategy relating to the Fund’s overall investment objectives and the selection of and the placement of orders with brokers and dealers to execute portfolio transactions on behalf of the Fund.

Each of the Investment Manager and the Investment Adviser is a wholly-owned subsidiary of Aberdeen Asset Management PLC (“Aberdeen PLC”), a Scottish company. The registered offices of Aberdeen PLC are located at 10 Queen’s Terrace, Aberdeen, Scotland AB 10 1 YG. Aberdeen PLC is the parent company of an asset management group (the “Aberdeen Group”) managing approximately $324.6 billion of assets as of September 30, 2013 for a range of pension funds, financial institutions, investment trusts, unit trusts, offshore funds, charities and private clients, in addition to U.S registered investment companies.

The Management Agreement provides that the Fund will pay the Investment Manager a fee at the annual rate of 1.10% of the Fund’s average weekly Managed Assets up to $50 million; 0.90% of Managed Assets between $50 million and $100 million; and 0.70% of Managed Assets in excess of $100 million; computed as of the end of each week and payable at the end of each calendar month. Managed Assets are defined in the Management Agreement as net assets plus the amount of any borrowings for investment purposes.

Under the Advisory Agreement, the Investment Manager pays the Investment Adviser a fee computed at the annual rate of 0.30% of the Fund’s average weekly Managed Assets $50 million: 0.25% of Managed Assets between $50 million and $100 million; and 0.15% of Managed Assets in excess of $100 million; computed as of the end of each week and payable at the end of each calendar month. Managed Assets are defined in the Advisory Agreement as net assets plus the amount of any borrowings for investment purposes.

For the fiscal years ended October 31, 2013, 2012 and 2011, the Fund paid to the Investment Manager management fees of $1,843,323, $1,832,649, and $2,014,625, respectively. The Investment Manager informed the Fund that, during the same periods, the Investment Manager paid advisory fees of $463,258, $451,097 and $490,955, respectively, to the Investment Adviser. A discussion regarding the basis for the Board of Directors’ approval of the Management Agreement and the Advisory Agreement is available in the Fund’s annual report to shareholders for the fiscal year ended October 31, 2013.

Non-U.S.-Resident Directors and Officers

Although the Fund is a Maryland corporation, certain of its Directors and officers (Messrs. Daniels, Gilbert, Malone, Miles, Pittard, Sacks, Sell, and Young) reside outside of the United States and have all, or a substantial part, of their assets located outside the United States. None of the Directors or officers has authorized an agent for service of process in the United States. As a result, it may be difficult for U.S. investors to effect service of process upon such Directors and officers within the United States or to effectively enforce judgments of courts of the United States predicated upon civil liabilities of the Directors or officers under the federal securities laws of the United States.

Portfolio Management

The following persons have primary responsibility for the day-to-day management of the Fund’s portfolio. The Fund’s SAI provides additional information about the portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

Hugh Young, Global Head of Equity — Hugh is the Global Head of Equity, and has been a member of the Executive Management Committee of Aberdeen Asset Management PLC since 1991. He has been Managing Director of the Fund’s Investment Manager, Aberdeen Asset Management Asia Limited, since 1991. Hugh set up the Singapore office in 1992 as the Aberdeen Group’s Asia-Pacific headquarters. Mr. Young has had responsibility for the day-to-day management of the Fund’s portfolio since 2004.

Mark Daniels, Investment Director, Equities — Australia — Mark is the Investment Director within the Australian Equities team, having transferred in 2005 from Aberdeen Group’s office in London. Mark has spent over 25 years with Aberdeen, much of that as a UK equity manager, in particular of closed-end funds. Since moving to Sydney, Mark has helped embed the Aberdeen Group’s bottom-up investment process. Mr. Daniels has had responsibility for the day-to-day management of the Fund’s portfolio since 2005.

Robert Penaloza, Head of Australian Equities— Robert is the Head of Australian Equities desk. Robert joined Aberdeen in 1997 and relocated to Sydney in July 2010 to join the Australian Equities team. Mr. Penaloza has had responsibility for the day-to-day management of the Fund’s portfolio since 2010.

Michelle Lopez, CFA,* Investment Manager — Michelle is an investment manager on the Australian Equities desk. Michelle joined Aberdeen in 2004 upon graduation. Michelle graduated with a BA in Applied Finance and Commerce (Marketing) from Macquarie University, Sydney. Michelle is a CFA Charterholder. Ms. Lopez has had responsibility for the day-to-day management of the Fund’s portfolio since 2005.

Natalie Tam, CFA,* Investment Manager — Natalie is an investment manager on the Australian Equities desk. Natalie joined Aberdeen in 2005 from Deutsche Bank, where she worked as an equity research analyst. She is a CFA charterholder. Ms. Tam has had responsibility for the day-to-day management of the Fund’s portfolio since 2005.

*  CFA® and Chartered Financial Analyst® are trademarks owned by CFA Institute

Portfolio Management Structure

Mr. Young is Head of the Asia-Pacific Division of the Aberdeen Group and has overall responsibility for the Aberdeen Group’s Asia-Pacific offices, including the Sydney office. He is a Managing Director of the Fund’s Investment Manager and the Head of Equities for the Aberdeen Group. In his role, Mr. Young oversees consistency of adherence to the equity process by the Australian Equities team.

Mr. Daniels is the Investment Director within the Australian Equities team. He is primarily responsible for: ensuring that the Australian equities investment team adheres to the Australian equities investment strategy; undertaking and supervising equities research and analysis; producing equities reports and recommendations on a range of equities products in the Australian market; portfolio management, including setting portfolio strategies; undertaking or assisting in equities trading; making recommendations regarding corporate actions and takeover analysis; providing advice/input for the management of the Fund and the Investment Adviser’s other Australian equities accounts; assisting in marketing activities for his designated accounts and attending and coordinating investment strategy meetings.

Mr. Penaloza, the Head of Australian Equities desk, and Ms. Lopez and Miss Tam, investment managers, provide company-specific analysis across all industry groups of the S&P/ASX 200 Accumulation Index, and support the management of the Australian equity portfolios, including open-ended unit trusts, as well as the Fund and an Australian closed-end fund. Mr. Penaloza, and Mses. Lopez and Tam are integral parts of the Australian Equities team.

The Australian Equities team, based in Sydney is closely supported by the substantial Singapore-based equities team who have been investing in Australian equities over many years. It is integral to the Aberdeen Group’s investment management process that all equities teams investing in the same or similar universe of securities, such as Singapore and Sydney equities desks, work together as a team. As such, the Singapore-based equities team offers additional technical support and research analysis to the Sydney-based portfolio managers.

Administrator

Aberdeen Asset Management Inc., 1735 Market Street, 32nd Floor, Philadelphia, Pennsylvania 19103, is the Fund’s administrator (“Administrator”). Subject to the control, supervision and direction of the Board of Directors, the Administrator is responsible for, among other things, providing operational management; coordination of communication between, and oversight of, the Fund’s service providers; negotiation of the Fund’s service provider contracts; preparation of financial information and reports; arranging for payment of Fund expenses; monitoring compliance with the Fund’s investment objectives, policies and restrictions, and with applicable tax law and regulations; maintenance of the Fund’s books and records; and other administrative services. The Administrator, a subsidiary of Aberdeen PLC, is an affiliate of the Investment Manager and the Investment Adviser. The Fund pays a fee to the Administrator at an annual rate equal to 0.08% of the Fund’s average weekly Managed Assets up to $500 million, 0.07% of such assets between $500 million and $1.5 billion, and 0.06% of such assets in excess of $1.5 billion, computed based upon the value of Managed Assets determined at the end of each week.

The Administrator delegates certain of its responsibilities to a sub-administrator, State Street Bank and Trust Company (“State Street”). Pursuant to a Sub-Administration Agreement between the Administrator and State Street, dated as of February 26, 2010 (“Sub-Administration Agreement”), State Street has been retained to perform certain administrative services with respect to the Fund. Under the terms of the Sub-Administration Agreement, the Administrator pays State Street an asset-based fee that is calculated based on the assets of certain registered and unregistered funds and segregated accounts advised by the Investment Manager and its affiliates, plus certain out-of-pocket expenses, subject to a minimum fee.

Custodian and Transfer Agent

State Street Bank and Trust Company, One Heritage Drive, North Quincy, Massachusetts 02171, acts as the Fund’s custodian. Computershare Trust Company, N.A. and Computershare Inc., 250 Royall Street, Canton, Massachusetts 02021, act as the Fund’s stock transfer agent and dividend paying agent, respectively. See “Management of the Fund—Custodian and Transfer Agent.”

EXPENSES

The Fund pays all of its expenses, including organization expenses; fees of the Investment Manager,

Administrator, custodian and dividend disbursing and stock transfer agent; fees of Directors who are not interested persons (as defined in the 1940 Act) of any other party; out of pocket expenses of all Fund Directors and officers, including those affiliated with Fund management which may be reimbursed under the Fund’s reimbursement policy regarding fund-related expenses; other expenses related to meetings of Directors; legal fees and expenses; costs of insurance; costs of shareholders’ meetings, proxy statements and shareholder reports; investors’ relation fees and expenses, interest expenses; taxes and governmental fees, including original issue taxes or transfer taxes related to portfolio transactions; brokerage commissions and other portfolio transaction expenses; auditing and accounting fees and expenses; and costs of regulatory filings and compliance.

DIVIDENDS AND DISTRIBUTIONS

Managed Distribution Policy

The Board of Directors has implemented a managed distribution policy of paying quarterly distributions at an annual rate, set once a year, that is a percentage of the rolling average of the Fund’s prior four quarter-end net asset values. The current rolling distribution rate is 10%. This policy is subject to regular review by the Fund’s Board of Directors. The distributions are made from current income, supplemented by realized capital gains and, to the extent necessary, paid-in capital. Persons who purchase Shares in an offering will be entitled to any regular quarterly distributions the record date for which occurs after such Shares are purchased. For the fiscal year ended October 31, 2013, the Fund made distributions in the amount of $1.01 per Share, of which 33% represented net investment income, 43% represented long-term capital gains and 24% represented return of capital. If the Fund’s distributions were to consist of a large amount of return of capital, it would result in the deterioration of the Fund’s assets.

If the Fund’s assets do not generate sufficient income and net long-term capital gains, the Fund may be required to liquidate a portion of its portfolio to fund these distributions, and therefore, these payments may represent a reduction of a shareholder’s principal investment. Distributions in excess of the Fund’s current and accumulated earnings and profits will first reduce a shareholder’s basis in his shares (thereby increasing any realized gain or decreasing realized loss upon ultimate disposition of the shareholder’s shares, possibly increasing such shareholder’s income tax liability at such time) and, after the shareholder’s basis is reduced to zero, will constitute capital gains to a shareholder who holds his shares as capital assets. There can be no assurance that the current rolling distribution rate will be maintained in the future. The Board of Directors may determine not to maintain the managed distribution rate at its current level, and it is possible, depending on market conditions, that it may determine to abandon the managed distribution policy altogether.

In March 2010, the Fund obtained an order under section 6(c) of the 1940 Act granting an exemption from section 19(b) and rule 19b-1 under the 1940 Act, permitting the Fund to make periodic distributions of long-term capital gains with respect to its outstanding common stock as frequently as monthly in any one taxable year, subject to certain conditions. The order superseded a prior order that permitted the Fund to make up to four distributions of net long-term capital gains in any one taxable year.

General Distribution Policy

It is the Fund’s policy to continue to meet the requirements of the Code applicable to regulated investment companies and to distribute substantially all of its taxable net income and capital gains, if any, to shareholders. On an annual basis, the Fund intends to distribute its net realized capital gains, if any, by way of a final distribution to be declared during the calendar quarter ending December 31. Dividends and distributions to shareholders are recorded on the ex-dividend date.

Income distributions and capital and currency gains distributions are determined in accordance with income tax regulations (see “Taxation”) that may differ from accounting principles generally accepted in the United States. These differences are primarily due to differing treatments for foreign currencies.

DIVIDEND REINVESTMENT AND DIRECT STOCK PURCHASE PLAN

A Dividend Reinvestment and Direct Stock Purchase Plan (the “Plan”) is available.  The Plan is sponsored and administered by Computershare Trust Company, N.A., the Fund’s transfer agent.  For both purchases and reinvestment purposes, shares acquired through the Plan will be purchased in the open market at the current share price and cannot be issued directly by the Fund. For more information about the Plan and a brochure that includes the terms and conditions of the Plan, please contact Computershare at 1-800-647-0584 or visit www.computershare.com/buyaberdeen.

TAXATION

The following is intended to be a general summary of certain tax consequences that may result to the Fund and its shareholders. It is not intended as a complete discussion of all such tax consequences, nor does it purport to deal with all categories of investors. Investors are therefore advised to consult with their tax advisers before making an investment in the Fund.

Dividends paid out of the Fund’s investment company taxable income (which includes dividends, interest and net short-term capital gains) generally will be taxable to shareholders as ordinary income. Properly reported distributions of long-term capital gains, if any, earned by the Fund are taxable to shareholders as long-term capital gains, regardless of how long shareholders have held their shares. Long-term capital gain is taxed at 15% for individuals with incomes below $400,000 ($450,000 if married filing jointly), 20% for individuals with any income above those amounts and 0% for individuals at certain lower income levels. The above income thresholds are adjusted annually for inflation. Distributions in excess of the Fund’s current and accumulated earnings and profits will first reduce a shareholder’s basis in his shares and, after the shareholder’s basis is reduced to zero, will constitute capital gains to the shareholder who holds his shares as capital assets.

No portion of the dividends paid by the Fund is expected to be eligible for the dividends-received deduction for corporate shareholders.

A portion of the dividends received from the Fund by an individual shareholder may be treated as “qualified dividend income” which is taxable to individuals at the same rates that are applicable to long-term capital gains. A Fund distribution will be treated as qualified dividend income to the extent that the Fund receives dividend income from taxable domestic corporations and certain qualified foreign corporations (including, generally, Australian corporations), provided that certain holding period and other requirements are met by the Fund and the shareholder. Fund distributions generally will not qualify as qualified dividend income to the extent attributable to interest, capital gains, real estate investment trust distributions and, in many cases, distributions from non-U.S. corporations.

Fund distributions are taxable to shareholders in the same manner whether received in cash or reinvested in additional Fund shares.

Fund distributions may also subject shareholders to alternative minimum tax liability. Because of the complexity of the alternative minimum tax rules, shareholders should consult their tax advisers as to their applicability to a Fund investment.

A distribution will be treated as paid to shareholders on December 31 of the current calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which distributions are received.

Each year, the Fund will notify shareholders of the tax status of dividends and other distributions.

A shareholder who invests through a tax-deferred account, such as a retirement plan, generally will not pay tax on Fund dividends or other taxable distributions until they are distributed from the account. These accounts are subject to complex rules. Shareholders should consult their tax advisers about investment through a tax-deferred account.

Subject to certain limitations imposed by the Code, foreign taxes withheld from distributions to the Fund or otherwise paid by the Fund may be creditable or deductible by U.S. shareholders for U.S. federal income tax purposes, if the Fund is eligible to and makes an election to treat the shareholders as having paid those taxes for U.S. federal income tax purposes. No assurance can be given that the Fund will be eligible to make this election each year, but it intends to do so if it is eligible. If the election is made, the foreign withholding taxes paid by the Fund will be includable in the U.S. federal taxable income of shareholders. Non-U.S. investors may not be able to credit or deduct the foreign taxes, but they may be deemed to have additional income from the Fund, equal to their share of the foreign taxes paid by the Fund, subject to U.S. withholding tax.

Upon the sale or other disposition of Fund shares, a shareholder may realize a capital gain or loss which may be long-term or short-term, depending on how long the shareholder held the shares.

Individual shareholders generally are subject to a 3.8% federal Medicare contribution tax on “net investment income,” including, among other things, dividends, interest and net gain from investments, for individuals with income exceeding $200,000 ($250,000 if married and filing jointly or $125,000 if married filing separately).

The Fund may be required to withhold at a 28% rate U.S. federal income tax on all taxable distributions payable to a non-exempt shareholder if the shareholder fails to provide the Fund with such shareholder’s correct taxpayer identification number or to make required certifications, or if the shareholder has been notified by the Internal Revenue Service that such shareholder is subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against a shareholder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

A 30% withholding tax will be imposed on U.S.-source dividends, interest and other income items paid after June 30, 2014, and proceeds from the sale of property producing U.S.-source dividends and interest paid after December 31, 2016, to (i) foreign financial institutions including non-U.S. investment funds unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders and (ii) certain other foreign entities, unless they certify certain information regarding their direct and indirect U.S. owners.  To avoid withholding, foreign financial institutions will need to (i) enter into agreements with the IRS that state that they will provide the IRS information, including the names, addresses and taxpayer identification numbers of direct and indirect U.S. account holders, comply with due diligence procedures with respect to the identification of U.S. accounts, report to the IRS certain information with respect to U.S. accounts maintained, agree to withhold tax on certain payments made to non-compliant foreign financial institutions or to account holders who fail to provide the required information, and determine certain other information as to their account holders, or (ii) in the event that an applicable intergovernmental agreement and implementing legislation are adopted, provide local revenue authorities with similar account holder information. Other foreign entities will need to either provide the name, address, and taxpayer identification number of each substantial U.S. owner or certifications of no substantial U.S. ownership unless certain exceptions apply or agree to provide certain information to other revenue authorities for transmittal to the IRS.

Fund distributions also may be subject to state, local and foreign taxes. Shareholders should consult their own tax advisers regarding the particular tax consequences of an investment in the Fund.

CERTAIN PROVISIONS OF THE MARYLAND GENERAL CORPORATION LAW
AND THE CHARTER AND BYLAWS

The Fund’s charter and bylaws contain certain provisions, described below, that may be regarded as “anti-takeover” provisions and that may deprive shareholders of certain opportunities to sell their shares at a premium over prevailing market prices. The following is only a summary and is qualified in its entirety by reference to the Fund’s charter and bylaws, and to the provisions of the Maryland General Corporation Law.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets or engage in a share exchange, unless approved by the affirmative vote of shareholders entitled to cast at least two- thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. The Fund’s charter generally provides for approval of charter amendments by the shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter. However, the Fund’s charter does not contain a provision reducing the supermajority vote of the shareholders required to approve a dissolution, merger, sale of all or substantially all of its assets or a share exchange.

The Fund, by supplement to its charter, has elected to be subject to certain provisions of Maryland law that make it more difficult for challengers to gain control of the Board. Articles Supplementary approved by the Board of Directors in 2000 subject the Fund to certain provisions of Subtitle 8 of the Maryland General Corporation Law with respect to unsolicited takeovers. These provisions: (i) provide that the shareholders of the Fund may remove any Director by the affirmative vote of at least two-thirds of all the votes entitled to be cast by the shareholders generally in the election of Directors (and since the Fund’s directors have been divided into classes, a director may not be removed without cause), (ii) require that the number of Directors of the Fund shall be fixed only by the vote of the Board of Directors, (iii) provide that a vacancy on the Board of Directors due to an increase in the size of the Board or the death, resignation or removal of a Director, may be filled only by the affirmative vote of the majority of the remaining Directors in office, even if the remaining Directors do not constitute a quorum, and (iv) provide that the Secretary of the Fund may call a shareholder-requested special meeting only on the written request of the stockholders entitled to cast at least a majority of all votes entitled to be cast at the meeting. The provisions of the Maryland Control Share Acquisition Act do not apply to any shares of stock of the Fund, now or hereafter outstanding, and all such shares and the voting rights thereof shall be exempt from the provisions of the Maryland Control Share Acquisition Act.

Additionally, as described below, the Fund’s bylaws contain certain provisions that may tend to make a change of control of the Fund more difficult.

The bylaws:

1.              Provide for three classes of Directors elected by common shareholders, with staggered terms. Each year, directors are elected for three-year terms and until their successors are duly elected and qualify. Only one class of those Directors is up for election each year, so that two years would be required to change a majority of the Fund’s Directors.

2.              Establish procedures for shareholder-requested special meetings, including procedures for setting the record date for the shareholders entitled to request a special meeting, procedures for setting the record date for the meeting and the time, place and date of the meeting and specific provisions governing who shall chair the meeting. Consistent with the Maryland General Corporation Law, shareholders requesting a meeting would be required to disclose the purpose of the meeting and the matters to be proposed for action at the meeting.

3.              Require a shareholder to give written advance notice and other information to the Fund of the shareholder’s nominees for Directors and proposals for other business to be considered at shareholders meetings.

4.              Establish qualifications for Fund Directors. These qualifications are designed to assure that individuals have the type of background and experience necessary to provide competent service as Directors of a closed-end fund that invests in Australian equity securities. To qualify as a nominee for a Fund Directorship, a candidate must (a) have at least 5 years’ experience in either investment management, economics, public accounting or Australian business; (b) have a college undergraduate degree in economics, finance, business administration, accounting, or engineering, or a professional degree in law, engineering, or medicine from an accredited university or college in the United States or Australia or the equivalent degree from an equivalent institution of higher learning in another country; and (c) not have violated any provision of the U.S. federal or state securities laws, or comparable laws of another country. In addition, the Fund’s Nominating and Corporate Governance Committee shall apply the Fund’s Conflict of Interest and Corporate Opportunities Policy as a standard in selecting nominees to ensure that an incumbent nominee has not violated the Policy and that a non-incumbent nominee would not be in violation of the Policy if elected. Directors who served in such capacity as of January 16, 2003, the initial date of adoption of the qualifications for Fund Directors are exempted from these requirements (except compliance with the Fund’s conflict of interest policy) because they had become qualified through past experience as Directors of the Fund. Nevertheless, almost all current Directors satisfy the Fund’s qualification requirements. No person shall be qualified to be a Director unless the Nominating and Corporate Governance Committee, in consultation with Fund counsel, determines that such person, if elected, would not cause the Fund to be in violation of applicable law, regulation or regulatory interpretation, the Fund’s charter or any general policy adopted by the Board regarding retirement age or specifying proportions of Directors who may be “interested persons,” as defined in the 1940 Act.

5.              Establish supermajority Board vote requirements for certain actions, including mergers, dissolution, amendment of the Fund’s charter, election of officers, officer and Director compensation, the amendment of the Director term and qualification requirements and Director quorum and voting requirements.

6.              Require that any proposed advisory, sub-advisory or management agreement between the Fund and an affiliate of any disinterested director then serving on the Board or who served on the Board within the preceding two years, be approved by at least 75% of all disinterested directors who are not affiliates of a proposed party to the contract. This provision cannot be changed except by 75% of the directors who were on the Board on January 16, 2003 or who were, elected, or nominated to succeed such a director, by a majority of such directors then on the Board.

7.              In the event that the Board approves an advisory, sub-advisory or management agreement between the Fund and (i) an affiliate of any disinterested director, (ii) a person (or his affiliate) who nominated any disinterested director serving on the Board at the time such agreement is considered for approval, or (iii) a person (or his affiliate) that controls the Fund, the bylaws would provide automatic liquidity to dissatisfied shareholders by requiring the Fund, within 45 days after the agreement is approved, to commence a tender offer for at least 50 percent of its outstanding shares at a price of not less than 98 percent of the Fund’s per share net asset value. This provision cannot be changed except by 75% of the Directors who were on the Board on January 16, 2003 or who were recommended to succeed such a director by a majority of such directors then on the Board.

8.              Reserve to the Board the exclusive power to adopt, alter, or repeal any provision of the bylaws or to make new bylaws, unless otherwise provided in the bylaws.

9.              Provide that Directors and officers are entitled to indemnification and that the Fund may pay or reimburse expenses of Directors and officers to the maximum extent permitted by Maryland law and the 1940 Act.

PLAN OF DISTRIBUTION

We may sell Shares through underwriters or dealers, directly to one or more purchasers (including existing shareholders in a rights offering), through agents, to or through underwriters or dealers, or through a combination of any such methods of sale. The applicable Prospectus Supplement will identify any underwriter or agent involved in the offer and sale of our Shares, any sales loads, discounts, commissions, fees or other compensation paid to any underwriter, dealer or agent, the offering price, net proceeds and use of proceeds and the terms of any sale. In the case of a rights offering, the applicable Prospectus Supplement will set forth the number of our Shares issuable upon the exercise of each right and the other terms of such rights offering.

The distribution of our Shares may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices.

We may sell our Shares directly to, and solicit offers from, institutional investors or others who may be deemed to be underwriters as defined in the Securities Act of 1933 (the “Securities Act”) for any resales of the securities. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered securities directly.

In connection with the sale of our Shares, underwriters or agents may receive compensation from us in the form of discounts, concessions or commissions. Underwriters may sell our Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our Shares may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of our Shares may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable Prospectus Supplement. The maximum amount of compensation to be received by any Financial Industry Regulatory Authority (“FINRA”) member or independent broker-dealer will not exceed eight percent for the sale of any securities being offered pursuant to Rule 415 under the Securities Act. We will not pay any compensation to any underwriter or agent in the form of warrants, options, consulting or structuring fees or similar arrangements. In connection with any rights offering to existing shareholders, we may enter into a standby underwriting arrangement with one or more underwriters pursuant to which the underwriter(s) will purchase Shares remaining unsubscribed after the rights offering.

If a Prospectus Supplement so indicates, we may grant the underwriters an option to purchase additional Shares at the public offering price, less the underwriting discounts and commissions, within 45 days from the date of the Prospectus Supplement, to cover any over-allotments.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our Shares may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with us, or perform services for us, in the ordinary course of business.

If so indicated in the applicable Prospectus Supplement, we will ourselves, or will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our Shares from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contacts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligation of any purchaser under any such contract will be subject to the condition that the purchase of the Shares shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts.

To the extent permitted under the 1940 Act and the rules and regulations promulgated thereunder, the underwriters may from time to time act as brokers or dealers and receive fees in connection with the execution of our portfolio transactions after the underwriters have ceased to be underwriters and, subject to certain restrictions, each may act as a broker while it is an underwriter.

A Prospectus and accompanying Prospectus Supplement in electronic form may be made available on the websites maintained by underwriters. The underwriters may agree to allocate a number of securities for sale to their online brokerage account holders. Such allocations of securities for Internet distributions will be made on the same basis as other allocations. In addition, securities may be sold by the underwriters to securities dealers who resell securities to online brokerage account holders.

In order to comply with the securities laws of certain states, if applicable, our Shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Fund, the Investment Manager or the Investment Adviser is a party.

APPENDIX A

The information set forth below has been extracted from publicly available sources, including the Australian Stock Exchange website (www.asx.com.au/), the Reserve Bank of Australia website (www.rba.gov.au), the Bloomberg Markets website (www.bloomberg.com/markets), and the World Federation of Exchanges website (http://www.world-exchanges.org/). While the Fund believes that the information taken from these sources is reliable, the Fund makes no assurances that such information is accurate or complete.

SELECTED AUSTRALIAN ECONOMIC DATA

Following the 1990-91 recession, economic activity accelerated with strong growth in private consumption and housing investment. Concern about the possible inflation consequences of strong growth prompted the Reserve Bank of Australia (“RBA”) to raise interest rates in the second half of 1994. The tightening in monetary policy saw growth return to more sustainable levels. Annual GDP growth peaked at 6.2% in the September quarter of 1994 and slowed to an annual rate of 2.8% by the March quarter of 1997. Weaker economic growth during 1996 and early 1997, combined with low inflation, encouraged the RBA to lower cash rates (the rate charged on overnight loans between financial intermediaries operating in the Australian money market), which promoted a reacceleration of economic growth driven mostly by business investment spending and residential real estate activity. Rising inflation once again saw the RBA increase rates in early 2000, but this was quickly followed by rate cuts in 2001 due to the dramatic slowdown in domestic and global growth. The easy monetary settings fostered strong domestic growth fueled by consumption and housing activity. This allowed the domestic economy to grow at an average rate of 3.7% over 2002-2003, a period when global economic growth was anemic. The robust growth in consumer credit posed a risk for longer term economic growth and the RBA recommenced tightening in November 2003 to counter this perceived risk. As such, economic growth eased back to its long run average of 3.2% over 2004. From 2004, robust global demand for resources saw business investment replace consumption and housing as the economy’s main engine of growth. The rising prices for minerals and resources resulted in a significant boost to the terms of trade, adding to the growth impetus from solid business investment. With the economic expansion extending into 2007, the economy had for some time operated near full capacity resulting in heightened inflationary pressures. As such the RBA continued on a protracted tightening cycle from 2003 to August 2008 with cash rates peaking at 7.25%. After an extended period of strong growth, the pace of economic activity slowed noticeably in 2008. Retail sales were weak with consumer sentiment falling and conditions in the housing market softening. The escalation of pressures in the international markets was reflected in Australian financial markets, although generally to a lesser extent. Beginning in September 2008 the RBA began easing cash rates as the strains in the global economy saw subdued consumer demand and slowing of overall economic growth. This easing cycle continued through April 2009 with cash rates bottoming at 3.0%. In Australia, the economic downturn was relatively mild, and the economy entered a period of gradual recovery. With the risk of serious economic contraction in Australia having passed the RBA began raising cash rates by 25 basis points in each of 3 successive months to 3.75% as of December 1, 2009. After a brief pause the RBA again raised cash rates by 25 basis points in each of three successive months to 4.50% as of May 5, 2010. Effective November 3, 2010, the RBA again raised cash rates by 25 basis points to 4.75% noting high terms of trade and the risk of inflation rising over the medium term. Due to Australia’s relative low rate of exports to European countries and the small amount of European sovereign bonds held by Australia, Australia was relatively insulated from the effects of the growing insolvency of certain European countries in 2011. However, Australia was not totally immune from this European debt crisis, as falling commodities prices and slowing domestic consumer demand prompted the RBA to lower the cash rate from 4.75% to 4.50% on November 2, 2011. Since then, the RBA began progressively lowering the cash rate in .25% increments over a period of months, eventually settling to 2.75% as of May 8, 2013.  The RBA further cut the cash rate to 2.5% at the August 6, 2013 meeting, citing current exchange rates and the below trend pace of economic growth. As of the December 3, 2013 meeting, the RBA maintained a 2.5% cash rate.  Australian GDP grew a seasonally adjusted 2.3% over the twelve months ending August 31, 2013. In the case of the U.S. and Europe, cash rates are maintained at 0.25% and 0.25%, respectively, the lows since the economic downturn began in mid-2007.

As of December 9, 2013, the yield on the 10-Year Australian Commonwealth Government Bond was 4.37%, a spread of 152 bps over the 10-Year US Treasury Bond yield of 2.84%.

For the past several years, the RBA has adopted a target for the underlying CPI inflation rate of 2-3% (averaged over a number of years).

With Australian cash rates currently the highest in the G12 countries (Belgium, the Netherlands, Canada, France, Germany, Italy, Japan, Spain, Sweden, Switzerland, United Kingdom and United States), the Australian dollar has benefited from its “high yielding currency” status. The Australian dollar fluctuated from an exchange rate of US$1 = A$1.3617 on December 31, 2005 to an exchange rate of US$1 = A$1.4232 on December 31, 2008 in the wake of the difficult global economic environment. Over 2009-2011, the Australian dollar gained against the U.S. dollar in part because of strong mining operations and commodities prices. The Australian dollar eventually reached parity against the U.S. dollar in December 2010, and finished the calendar year with an exchange rate of US$1 = A$0.9840 on December 31, 2010. In 2011, the Australian dollar gained significantly over the U.S. dollar, peaking at an all-time high of US$1 to A$0.9046 on July 28, 2011, before closing at US$1 to A$0.9846 on December 30, 2011. The Australian dollar fluctuated during 2012 before finishing December 31, 2012 with an exchange rate of US$1 to A$0.9630. However, on the back of the RBA cash rate cut of .25% from 3.00% to 2.75% on May 8, 2013, the parity reversed on May 13, 2013, with a closing exchange rate of US$ 1 to A$1.004. Since then, the U.S. dollar has appreciated versus the Australian dollar, with an exchange rate of US$ 1 to A$ 1.0983, as of  December 9, 2013.

THE AUSTRALIAN SECURITIES MARKET

The Australian Stock Exchange Limited (“ASX”) was formed in 1987 through the amalgamation of six independent stock exchanges that formerly operated in the State capital cities. Each of those exchanges had a history of share trading dating back to the 19th century.

ASX was originally a mutual organization of stockbrokers, like its predecessor State stock exchanges. However, in 1996, its members decided to demutualize and become a listed company, which required legislation of the Australian parliament. The change of status took place on October 13, 1998, and the following day ASX shares were listed for trading on ASX’s own market. On July 25, 2006 the ASX merged with SFE Corporation Limited, the holding company of the Sydney Futures Exchange and related businesses. Effective December 5, 2006 the Australian Stock Exchange Limited changed its name to ASX Limited and the group operates under the brand “Australian Securities Exchange”.

ASX Limited is the holding company for the group that includes licensed businesses spanning the equity, interest rate, commodity and energy markets, offering a full range of listing, trading, clearing, depository, settlement and market data services to domestic and international customers.

ASX’s Listing Rules govern the admission of entities to the official list, quotation of securities, suspension of securities from quotation and removal of entities from the official list. They also govern disclosure and some aspects of a listed entity’s conduct. Compliance with the Listing Rules is a requirement for admission to the official list.

The objectives of ASX include:

•                  providing a fair and well-informed market for financial securities; and

•                  providing an internationally competitive market.

The Australian Securities and Investments Commission (“ASIC”) is the statutory body to regulate companies and the financial services markets in Australia. ASIC actively supervises ASX’s activities as a market operator and listed company and enforces and regulates company and financial services laws to protect consumers, investors and creditors.

ASX Market Statistics

(All values in this section are US Dollars unless otherwise noted)

The ASX is the 11th largest exchange based upon domestic equity market capitalization as of October 31, 2013.

	Exchange	Market Capitalization October 31, 2013 (billion)
1.	NYSE Euronext (US)	$17,130
2.	NASDAQ OMX	$5,756
3.	Japan Exchange Group - Tokyo	$4,465
4.	London SE Group	$4,265
5.	NYSE Euronext (Europe)	$3,484
6.	Hong Kong Exchanges	$3,022
7.	Shanghai SE	$2,493
8.	TMX Group	$2,105
9.	Deutsche Börse	$1,815
10.	SIX Swiss Exchange	$1,510
11.	Australian SE	$1,453

The following table summarizes the growth in aggregate market capitalization and trading volumes of the ASX as of November 29, 2013:

As of November 29, 2013
Market capitalization	1,476.26 billion
No. of equity trades for month ended November 29, 2013	13.989 million
Average daily trades for 365 days ended November 29, 2013 (252 trading days/year)	746,061

Exchange rate US$1=	A$1.10047

The following table details the number of companies listed, as of October 31, 2013, together with the number of new entities listed and the aggregate capital raised. That aggregate capital raised is further analyzed by total secondary market raisings* and by new floats.

As of October 31, 2013
New entities listed for the 365 days ended October 31, 2013	-11

Entities listed	2,173

Capital raised	2,642.5 million (AUD)

Secondary market raisings	1,931.6 million (AUD)

Exchange rate US$=	A$1.05374

*  Secondary market raisings comprise inter alia rights issues, placements, reinvested dividends, payment of options and issues to employees. Placements of up to 15% of issued share capital can be made without shareholder approval.

There are a number of market indices but the most widely used is the S&P/ASX 200 Accumulation Index, representing approximately 80% by value of the market capitalization of the ASX. The closing value as of December 9, 2013 was as follows:

As of December 9, 2013
S&P/ASX 200 Price Return	5,144.42
Yield % (YTD)	13.02%

Source: S&P Dow Jones Indices

The S&P/ASX 200 Index by Global Industry Classification Standard (“GICS”) sector as of December 6, 2013 is as follows:

GICS Sector Breakdown	As of December 6, 2013
Financials	45.3%
Materials	17.8%
Consumer Staples	8.1%
Industrials	6.3%
Energy	5.9%
Telecommunication Services	5.2%
Health Care	4.7%
Consumer Discretionary	4.4%
Utilities	1.6%
Information Technology	0.7%

Total	100%

Source: S&P Dow Jones Indices

GICS is a joint Standard and Poor’s/Morgan Stanley Capital International product aimed at standardizing industry definitions. To conform Australia to global practice, effective July 1, 2002, Standard and Poor’s reclassified all ASX listed entities according to GICS. GICS consists of 10 economic sectors aggregated from 24 industry groups, 68 industries, and 154 sub-industries currently covering over 27,000 companies worldwide.

The following table contains information about the 20 most actively traded shares on the ASX on December 9, 2013. Although the Fund may invest in the companies below, the table is not necessarily indicative of the investment the Fund has or proposes to make in equity securities.

Company Name	Value (000)	No of Trades	Closing Price		GICS Sector
QBE Insurance Group Ltd.	514,944	26,031	A$	12.00	Insurance
Australia & New Zealand Banking Limited	197,274	18,849	A$	30.75	Banks
Commonwealth Bank of Australia	250,343	17,871	A$	74.90	Banks
Westpac Banking Corp	181,817	15,015	A$	31.09	Banks
National Australia Bank Limited	172,529	14,911	A$	33.17	Banks
Flight Centre Travel Group Ltd.	n/a	14,864	A$	45.52	Consumer Services
BHP Billiton Limited	193,883	13,860	A$	36.77	Materials
Rio Tinto Limited	145,597	12,516	A$	66.53	Materials
Wesfarmers Ltd.	115,327	12,337	A$	41.64	Food & Staples Retailing
CSL Ltd.	68,656	12,128	A$	66.82	Pharmaceuticals, Biotechnology, & Life Sciences
Santos Ltd.	57,187	11,112	A$	14.43	Energy

Macquarie Group Limited	62,372	10,868	A$	51.55	Diversified Financials
Woodside Petroleum Ltd	76,035	10,643	A$	37.40	Energy
Woolworths Limited	78,199	10,009	A$	32.90	Food & Staples Retailing
Telstra Corporation Limited	122,076	7,936	A$	5.01	Telecommunication Services
Amcor Ltd.	45,926	7,832	A$	11.04	Materials
Orica Ltd.	n/a	7,621	A$	22.65	Materials
Suncorp Group Ltd.	55,909	7,379	A$	12.50	Insurance
Origin Energy Limited	n/a	6,618	A$	13.48	Energy
Brambles Limited	44,282	6,164	A$	9.28	Commercial and Professional Services

Derivatives. As stated above, in addition to operating the exchange for equities, the ASX also operates trading and settlement for derivatives. These comprise equity derivatives, contracts for difference (“CFDs”), futures and options on futures.

AUSTRALIAN DEBT SECURITIES

Primary Market. Australian semi-government bonds (debt issued by Australian States) and corporate notes and debentures are issued through tender, private placements or by direct solicitation to the public through prospectuses registered with ASIC and are not generally listed on the ASX. Australian corporations and Government entities also issue Australian dollar-denominated bonds and notes in the Euromarket.

Secondary Market. As with the U.S. secondary market, most trading in Australian debt securities takes place off the ASX. Trading in Eurobonds also takes place off the European stock exchanges. Certain major commercial banks, stockbrokers and other financial institutions have been designated by the RBA as reporting bond dealers through which the RBA usually conducts transactions in Commonwealth Government securities with maturities of more than one year. In addition, commercial banks and investment banking institutions operate an unofficial secondary market in the debt securities of corporations and Government entities.

Short-Term Debt Instruments. Short-term marketable debt instruments are usually issued with a maturity period of 90 to 180 days. These instruments include notes and bills from Government entities, bank and commercial bills, promissory notes, and certificates of deposit. Short-term non-marketable debt instruments include deposits with banks or merchant banks on a fixed- term basis, varying from 24 hours to 365 days. These securities are traded by commercial banks and investment banking institutions on an unofficial secondary market.

As of October 31, 2013, there were A$ 515.4 billion of Australian government short- and long-term debt securities outstanding. The Australian non-government debt securities market is summarized in the table below as of November 29, 2013:

	A$ Market Cap (billion)	A$ Market Value (million)
Hybrids — Preference Shares	21.7	424.4
Hybrids - Convertibles	1.9	29.6
Corporate Bonds - Fixed Rate	0.3	5.6
Corporate Bonds - Floating Rate	14.6	311.7
Total	38.44	771.3
	Exchange rate= US$1=A$1.10047	Exchange rate= US$1=A$1.10047

Source: ASX Interest Rate Securities November 2013 Report

$130,000,000

Shares of Common Stock

ABERDEEN AUSTRALIA EQUITY FUND, INC.

PROSPECTUS

December 17, 2013

Aberdeen Australia Equity Fund, Inc.

Statement of Additional Information

December 17, 2013

Aberdeen Australia Equity Fund, Inc. (the “Fund”) is a non-diversified, closed-end management investment company, registered with the U.S. Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940, as amended (“1940 Act”).

This Statement of Additional Information is not a prospectus, but should be read in conjunction with the Fund’s prospectus, dated December 17, 2013 (the “Prospectus”) and any related prospectus supplement. The Statement of Additional Information does not include all information that a prospective investor should consider before purchasing the Fund’s shares, and investors should obtain and read the Prospectus and any related prospectus supplement prior to purchasing such shares. Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus and any related prospectus supplement.

You may call 1-866-839-5205 or email InvestorRelations@aberdeen-asset.com to obtain, free of charge, copies of the Prospectus and any related prospectus supplement. The Fund’s Prospectus is also available on the Fund’s website at www.aberdeeniaf.com.  You may also obtain a copy of the Prospectus on the SEC’s website (http://www.sec.gov).

No person has been authorized to give any information or to make any representations not contained in the Prospectus or any related prospectus supplement or in this Statement of Additional Information in connection with the offering made by the Prospectus and any related prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized by the Fund.  The Prospectus and any related prospectus supplement and the Statement of Additional Information do not constitute an offering by the Fund in any jurisdiction in which such offering may not lawfully be made.

HISTORY OF THE FUND

The Fund is a non-diversified, closed-end management investment company registered under the 1940 Act.  The Fund was incorporated under the laws of the State of Maryland on September 30, 1985, under the name “The First Australia Fund, Inc.” Effective May 1, 2001, the Fund’s name was changed to “Aberdeen Australia Equity Fund, Inc.” to reflect the fact that the Fund’s investment manager and investment adviser had been acquired by Aberdeen Asset Management PLC in 2000.

MANAGEMENT OF THE FUND

The business and affairs of the Fund are managed under the direction of the Board of Directors (“Board”).  The Board approves all significant agreements between the Fund and persons or companies furnishing services to it, including the Fund’s agreements with the Investment Manager, Investment Adviser, Administrator, custodian and transfer agent, and the Independent Directors (as defined below) ratify the agreement with the Fund’s independent registered public accounting firm. The officers of the Fund serve at the pleasure of the Board of Directors.  Aberdeen Asset Management Asia Limited (“AAMAL” or the “Investment Manager”) serves as the Fund’s Investment Manager, and Aberdeen Asset Management Limited (“AAML” or the “Investment Adviser”) serves as the Fund’s Investment Adviser.

The Fund’s bylaws provide that the Board of Directors be divided into three classes, as nearly equal in number as possible, each of which will serve for three years, with one class being elected each year. Each year the term of office of one class expires. The names of the Directors and officers of the Fund, and their addresses, birth years and principal occupations during the past five years, are provided in the tables below.  Directors who are deemed “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Fund are included in the table entitled “Interested Directors.” Directors who are not interested persons as described above are referred to in the table below, and elsewhere in this Statement of Additional Information (“SAI”), as “Independent Directors.”

Name, Address and Year of Birth	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex* Overseen by Director	Other Directorships Held by Director During Past Five Years
Interested Director

Hugh Young** Aberdeen Asset Management Asia Limited 21 Church Street #01-01 Capital Square Two Singapore 049480 Year of Birth: 1958	Class II Director	Term expires 2014; Director since 2001	Mr. Young is currently a member of the Executive Management Committee of Aberdeen Asset Management PLC since 1991. He has been Managing Director of Aberdeen Asset Management Asia Limited since 1991.	2	None

Independent Directors

P. Gerald Malone 48 Barmouth Road London SW18 2DP United Kingdom Year of Birth: 1950	Class II Director	Term expires 2014; Director since 2008	Mr. Malone is, by profession, a solicitor for 38 years. He has served as a Minister of State in the United Kingdom Government. Mr. Malone currently serves as Independent Chairman of one	28	None

Name, Address and Year of Birth	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex* Overseen by Director	Other Directorships Held by Director During Past Five Years

London AIM-listed company (healthcare software) in addition to a privately owned pharmaceutical company. He is Chairman of the Board of Trustees of Aberdeen Funds and Chairman of the Board of Directors of Aberdeen Asia-Pacific Income Fund, Inc. and Aberdeen Global Income Fund, Inc.

Neville J. Miles 142 Martins Lane Knockrow NSW 2010 Australia Year of Birth: 1946	Chairman of the Board; Class I Director	Term expires 2016; Director since 1996	Mr. Miles is, and has been for a period in excess of ten years, Chairman of Ballyshaw Pty. Ltd. (share trading, real estate development and investment). He also is a non-executive director of a number of Australian companies.	28	None

William J. Potter c/o Aberdeen Asset Management Asia Limited 21 Church Street #01-01 Capital Square Two Singapore 049480 Year of Birth: 1948	Class III Director	Term expires 2015; Director since 1985	Mr. Potter has been Chairman of Meredith Financial Group (investment management) since 2004, a Director of Alexandria Bancorp (international banking and trustee services) since 1989, and a Director of National Foreign Trade Council (international trade) since 1983.	3	None

Peter D. Sacks c/o Aberdeen Asset Management Inc., 1735 Market Street, 32nd Floor Philadelphia, PA 19103 Year of Birth: 1945	Class II Director	Term expires 2014; Director since 1999	Mr. Sacks has been a Director and Founding Partner of Toron Investment Management (investment management) since 1988. He is also a Director and Investment Advisory	28	None

Name, Address and Year of Birth	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex* Overseen by Director	Other Directorships Held by Director During Past Five Years
			Committee member of several private and public sector funds in Canada.

Moritz Sell 1 Crown Court, Cheapside London EC2V 6LR Year of Birth: 1967	Class I Director	Term expires 2016; Director since 2004	Mr. Sell has been a director, market strategist of Landesbank Berlin AG (banking) and its predecessor, now holding company, Landesbank Berlin Holding AG (formerly named Bankgesellschaft Berlin AG) since 1996.	3	None

John T. Sheehy B.V. Murray and Company 666 Goodwin Avenue Suite 300 Midland Park, NJ 07432 Year of Birth: 1942	Class III Director	Term expires 2015; Director since 1985	Mr. Sheehy has been a Senior Managing Director of B.V. Murray and Company (investment banking) since 2001; Director, Macquarie AIR-serv Holding (automotive services) 2006-2013. He was a Managing Member of Pristina Capital Partners, LLC (water purification technology development) from 2007 to 2011, a Director of Smarte Carte, Inc. (airport services) from 2007 until 2010, and Managing Member of The Value Group LLC (venture capital) from 1997 to 2009.	28	None

*                 Aberdeen Asia-Pacific Income Fund, Inc., Aberdeen Global Income Fund, Inc., Aberdeen Chile Fund, Inc., Aberdeen Israel Fund, Inc., Aberdeen Indonesia Fund, Inc., Aberdeen Latin America Equity Fund, Inc., Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc., Aberdeen Funds, Aberdeen Singapore Fund, Inc., The Asia Tigers Fund, Inc., The India Fund, Inc., Aberdeen Investment Funds, Aberdeen Global Select Opportunities Fund, Inc., and Aberdeen Greater China Fund, Inc. have the same Advisers as the Fund or an investment adviser that is affiliated with the Investment Manager and the Investment Adviser, and may thus be deemed to be part of the same “Fund Complex” as the Fund.

**          Mr. Young is deemed to be an interested person because of his affiliation with the Fund’s Investment Manager and Investment Adviser.

Additional Information about the Directors

The Board believes that each Director’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Directors lead to the conclusion that the Directors possess the requisite experience, qualifications, attributes and skills to serve on the Board.  The Board believes that the Directors’ ability to review critically, evaluate, question and discuss information provided to them; to interact effectively with AAMAL, AAML, other service providers, counsel and independent auditors; and to exercise effective business judgment in the performance of their duties, support this conclusion. The Board has also considered the contributions that each Director can make to the Board and the Fund.  A Director’s ability to perform his duties effectively may have been attained through the Director’s executive, business, consulting, and/or legal positions; experience from service as a Director of the Fund and other funds/portfolios in the Aberdeen fund complex, other investment funds, public companies, or non-profit entities or other organizations; educational background or professional training or practice; and/or other life experiences.  In this regard, the following specific experience, qualifications, attributes and/or skills apply as to each Director in addition to the information set forth in the table above: Mr. Young, investment management experience in director and executive roles within the Aberdeen complex and director experience with other investment management companies; Mr. Malone, legal background and public service leadership experience, board experience with other public and private companies, and executive and business consulting experience; Mr. Miles, financial services, investment management and executive experience and board experience with various Australian public and private companies; Mr. Potter, financial services, investment management and merchant banking experience, executive and consulting experience, and board experience with public companies and non-profit organizations; Mr. Sacks, accounting background (chartered accountant in Canada and South Africa), treasury experience in banking organizations, investment management and executive experience; Mr. Sell, director and executive experience at an investment banking and trading firm and board experience with another closed-end fund outside of the Aberdeen complex; and Mr. Sheehy, executive experience at venture capital and investment banking firms, as well as board experience at several public and private companies.

The Board believes that the significance of each Director’s experience, qualifications, attributes or skills is an individual matter (meaning that experience important for one Director may not have the same value for another) and that these factors are best evaluated at the Board level, with no single Director, or particular factor, being indicative of Board effectiveness.  In its periodic self-assessment of the effectiveness of the Board, the Board considers the complementary individual skills and experience of the individual Directors in the broader context of the Board’s overall composition so that the Board, as a body, possesses the appropriate (and appropriately diverse) skills and experience to oversee the business of the Fund. References to the qualifications, attributes and skills of Directors are pursuant to requirements of the Securities and Exchange Commission, do not constitute holding out the Board or any Director as having any special expertise or experience, and shall not impose any greater responsibility or liability on any such person or on the Board by reason thereof.

Officers Who Are Not Directors

The names of the officers of the Fund who are not Directors, their addresses, ages and principal occupations during the past five years are provided in the table below:

Name, Address and Age	Position(s) Held With the Fund	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
Jeffrey Cotton** Aberdeen Asset Management Inc. 1735 Market Street, 32nd Floor Philadelphia, PA 19103 Year of birth: 1977	Vice President and Chief Compliance Officer	Since 2011

Currently, Vice President and Head of Compliance - Americas for Aberdeen Asset Management Inc. Mr. Cotton joined Aberdeen in 2010. Prior to joining Aberdeen, Mr. Cotton was a Senior Compliance Officer at Old Mutual Asset Management (2009-2010) supporting its affiliated investment advisers and mutual fund platform. Mr. Cotton was also a VP, Senior Compliance Manager at Bank of America/Columbia Management (2006-2009).

Mark Daniels** Aberdeen Asset Management Limited Level 6, 201 Kent St Sydney, NSW 2000 Australia Year of Birth: 1955	Vice President	Since 2005

Currently, Investment Director, Equities-Asia (since 2011). Previously, Head of Australian Equities of the Aberdeen Group (asset management group consisting of subsidiaries of Aberdeen Asset Management PLC) (since 2005); Fund Manager of Aberdeen Asset Managers Limited (1990 to 2005).

Name, Address and Age	Position(s) Held With the Fund	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
Sharon Ferrari** Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, PA 19103 Year of birth: 1977	Assistant Treasurer	Since 2009

Currently, Senior Fund Administration Manager — U.S. for Aberdeen Asset Management Inc. Ms. Ferrari joined Aberdeen Asset Management Inc. as a Senior Fund Administrator in 2008. Prior to joining Aberdeen Asset Management Inc., Ms. Ferrari was an Accounting Analyst at Delaware Investments.

Martin Gilbert** Aberdeen Asset Management PLC 10 Queen’s Terrace Aberdeen, Scotland AB10 1YG Year of Birth: 1955	Vice President	Since 2008

Mr. Gilbert is a founding director and shareholder, and Chief Executive of Aberdeen Asset Management PLC, the holding company of the fund management group that was established in 1983. He was President of the Fund, of Aberdeen Global Income Fund, Inc. and Aberdeen Asia-Pacific Income Fund, Inc. from February 2004 to March 2008. He was Chairman of the Board of the Fund and of Aberdeen Asia-Pacific Income Fund, Inc. from 2001 to September 2005. He has been a Director of Aberdeen Asset Management Asia Limited, the Fund’s Investment Manager, since 1991, a Director of Aberdeen Asset Management Limited, the Fund’s Investment Adviser, since 2000, and a Director of Aberdeen Asset Managers (C.I.) Limited, the Fund’s former investment manager, from 2000 to 2005. He has been a Director since 1995, and has been President since September 2006 of Aberdeen Asset Management Inc., the Fund’s Administrator. Mr. Gilbert also serves as officer and/or director of various Aberdeen group subsidiary companies, Aberdeen-managed investment trusts and funds’ boards.

Alan Goodson** Aberdeen Asset Management Inc. 1735 Market Street, 32nd Floor Philadelphia, PA 19103 Year of birth: 1974	Vice President	Since 2009

Currently, Head of Product - US, overseeing both Product Management and Product Development for Aberdeen’s registered and unregistered investment companies in the US and Canada. Mr Goodson is Vice President of Aberdeen Asset Management Inc. and joined Aberdeen in 2000.

Matthew Keener** Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, PA 19103 Year of birth: 1976	Assistant Secretary	Since 2008

Currently, Senior Product Manager for Aberdeen Asset Management Inc. Mr. Keener joined Aberdeen Asset Management Inc. in 2006 as a Fund Administrator. Prior to joining Aberdeen Asset Management Inc., Mr. Keener was a Private Equity Supervisor with SEI Investments (2004-2006).

Megan Kennedy** Aberdeen Asset Management Inc. 1735 Market Street 32nd Floor Philadelphia, PA 19103 Year of birth: 1974	Vice President, Secretary	Since 2008

Currently, Head of Product Management for Aberdeen Asset Management Inc. (since 2009). Ms. Kennedy joined Aberdeen Asset Management Inc. in 2005 as a Senior Fund Administrator. Ms. Kennedy was promoted to Assistant Treasurer Collective Funds/North American Mutual Funds in February 2008 and promoted to Treasurer Collective Funds/North American Mutual Funds in July 2008.

Andrea Melia** Aberdeen Asset Management Inc. 1735 Market St. 32nd Floor Philadelphia, PA 19103 Year of birth: 1969	Treasurer	Since 2009

Currently, Head of Fund Administration — U.S. and Vice President for Aberdeen Asset Management Inc. Ms. Melia joined Aberdeen Asset Management Inc. in September 2009. Prior to joining Aberdeen, Ms. Melia was Director of fund administration and accounting oversight for Princeton Administrators LLC, a division of BlackRock Inc. and had worked with Princeton Administrators since 1992.

Jennifer Nichols** Aberdeen Asset Management Inc. 1735 Market Street, 32nd Floor Philadelphia, PA 19103 Year of birth: 1978	Vice President	Since 2009

Currently, Global Head of Legal and Director and Vice President Americas for Aberdeen Asset Management Inc. Ms. Nichols joined Aberdeen Asset Management Inc. in October 2006.  Prior to that, Ms. Nichols was an associate attorney in the Financial Services Group of Pepper Hamilton LLP (law firm) (2003-2006).

Name, Address and Age	Position(s) Held With the Fund	Term of Office* and Length of Time Served	Principal Occupation(s) During Past Five Years
Christian Pittard** Aberdeen Asset Managers Limited Bow Bells House 1 Bread Street London EC4 M9HH United Kingdom Year of birth: 1974	President	Since 2009

Currently, Group Head of Product Development, for Aberdeen Asset Managers Limited. Previously, Director and Vice President (2006-2008), Chief Executive Officer (from October 2005 to September 2006) and employee (since June 2005) of Aberdeen Asset Management Inc.; Director of Aberdeen Asset Managers Limited (since 2010).

Lucia Sitar** Aberdeen Asset Management Inc. 1735 Market St. 32nd Floor Philadelphia, PA 19103 Year of birth: 1971	Vice President	Since 2008

Currently, U.S. Counsel for Aberdeen Asset Management Inc. Ms. Sitar joined Aberdeen Asset Management Inc. in July 2007. Prior to that, Ms. Sitar was an associate attorney in the Investment Management Group of Stradley Ronon Stevens & Young LLP (law firm) (2000-2007).

*                          Officers hold their positions with the Fund at the pleasure of the Board until a successor has been duly elected and qualified. Officers are generally elected annually at the meeting of the Board of Directors next following the annual meeting of shareholders.  The officers were last elected on March 7, 2013.

**                   Messrs. Cotton, Goodson, Keener and Pittard and Mses. Ferrari, Kennedy, Melia, Nichols and Sitar hold the same position with Aberdeen Asia-Pacific Income Fund, Inc. and Aberdeen Global Income Fund, Inc., both of which may be deemed to be part of the same “Fund Complex” as the Fund. Messrs. Cotton, Goodson and Pittard and Mses. Kennedy, Melia, Nichols and Sitar hold officer positions with Aberdeen Funds, Aberdeen Indonesia Fund, Inc., Aberdeen Israel Fund, Inc., Aberdeen Latin America Equity Fund, Inc., Aberdeen Chile Fund, Inc., and Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc., which may be deemed to be part of the same “Fund Complex” as the Fund. Messrs. Goodson and Pittard and Mses. Kennedy, Sitar, Melia and Nichols hold officer positions with Aberdeen Greater China Fund, Inc., Aberdeen Singapore Fund, Inc., The Asia Tigers Fund, Inc., and/or The India Fund, Inc. which may be deemed to be part of the same “Fund Complex” as the Fund. Messrs. Cotton and Goodson, and Mses. Melia, Sitar, and Kennedy hold officer positions with the Aberdeen Investment Funds and the Aberdeen Global Select Opportunities Fund, Inc., which may be deemed to be part of the same “Fund Complex” as the Fund.

Although the Fund is a Maryland corporation, certain of its Directors and officers (Messrs. Malone, Miles, Potter, Sacks, Sell, Young, Daniels and Gilbert) reside outside of the United States and have all, or a substantial part, of their assets located outside the United States.  None of the Directors or officers has authorized an agent in the United States to receive notice.

The Fund’s bylaws provide that the Fund shall indemnify its current and former Directors and officers against liabilities and expenses, and that such Directors and officers shall be entitled to advances from the Fund for payment of reasonable expenses incurred by them to the maximum extent permitted by the Maryland General Corporation Law and the Investment Company Act of 1940, as amended, in connection with matters as to which they are seeking indemnification in which they may be involved because of their position with the Fund.  The Fund’s bylaws do not, however, indemnify any current or former Director or officer against any liability to the Fund or any shareholder to which such Director or officer would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

The Fund has entered into a separate agreement with each of the Fund’s Directors, pursuant to which the Fund has agreed to indemnify each Director against expenses reasonably incurred by such Director in a proceeding arising out of or in connection with the Director’s service to the Fund, to the maximum extent permitted by the Maryland General Corporation Law and the Investment Company Act of 1940, as amended.

Board and Committee Structure

The Board of Directors is composed of six Independent Directors and one Interested Director, Mr. Young. The Fund’s bylaws provide that the Board shall be divided into three classes, as nearly equal in number as possible, each of which will serve for three years, with one class being elected each year. The Board has appointed Mr. Miles, an Independent Director, as Chairman. The Chairman presides at meetings of the Directors, participates in the preparation of the agenda for meetings of the Board, and acts as a liaison between the Independent Directors and the Fund’s management between Board meetings. Except for any duties specified herein, the designation of the

Chairman does not impose on such Director any duties, obligations or liability that is greater than the duties, obligations or liability imposed on such person as a member of the Board, generally.

The Board holds regular quarterly meetings each year to consider and address matters involving the Fund.  The Board also may hold special meetings to address matters arising between regular meetings. The Independent Directors also meet outside the presence of management in executive session at least quarterly and have engaged separate, independent legal counsel to assist them in performing their oversight responsibilities.

The Board has established a committee structure that includes an Audit and Valuation Committee, a Contract Review Committee, a Nominating and Corporate Governance Committee, and a Cost Review Committee (each discussed in more detail below) to assist the Board in the oversight and direction of the business affairs of the Fund, and from time to time may establish informal ad hoc committees or working groups to review and address the practices of the Fund with respect to specific matters.  The Committee system facilitates the timely and efficient consideration of matters by the Directors, and facilitates effective oversight of compliance with legal and regulatory requirements and of the Fund’s activities and associated risks. The standing Committees currently conduct an annual review of their charters, which includes a review of their responsibilities and operations. The Nominating and Corporate Governance Committee and the Board as a whole also conduct an annual evaluation of the performance of the Board, including consideration of the effectiveness of the Board’s committee structure. Each Committee is comprised entirely of Independent Directors.  The Board reviews its structure regularly and believes that its leadership structure, including having a super-majority of Independent Directors, coupled with an Independent Director as Chairman, is appropriate because it allows the Board to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among the Committees and the full Board in a manner that enhances efficient and effective oversight.

Audit and Valuation Committee

The Audit and Valuation Committee, established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), is responsible for the selection and engagement of the Fund’s independent registered public accounting firm (subject to ratification by the Fund’s Independent Directors), pre-approves and reviews both the audit and non—audit work of the Fund’s independent registered public accounting firm, and reviews compliance by the Fund with regulations of the SEC and the Internal Revenue Service, and other related matters. The members of the Fund’s Audit and Valuation Committee are Messrs. Neville J. Miles, Moritz Sell, Peter D. Sacks and John T. Sheehy (Chairman).

The Audit and Valuation Committee oversees the activities of the Fund’s Pricing Committee and performs the responsibilities assigned to the Audit and Valuation Committee in the Fund’s Valuation and Liquidity Procedures, such as overseeing the implementation of the Fund’s Valuation and Liquidity Procedures. The Board of Directors has delegated to the Audit and Valuation Committee the responsibility of determining the fair value of the Fund’s securities or other assets in situations set forth in the Valuation and Liquidity Procedures.

Contract Review Committee

The Contract Review Committee reviews and makes recommendations to the Board of Directors with respect to entering into, renewing or amending the Fund’s management agreement, advisory agreement, administration agreement, investor relations services agreement and other agreements.  The members of the Fund’s Contract Review Committee are Messrs. Moritz Sell, Neville J. Miles (Chairman), William J. Potter, John T. Sheehy, P. Gerald Malone and Peter D. Sacks.

Nominating and Corporate Governance Committee; Consideration of Potential Director Nominees

The Nominating and Corporate Governance Committee recommends nominations for membership on the Board of Directors and reviews and evaluates the effectiveness of the Board in its role in governing the Fund and overseeing the management of the Fund.  It evaluates candidates’ qualifications for Board membership and, with respect to nominees for positions as Independent Directors, their independence from the Fund’s Investment Manager and Investment Adviser and other principal service providers. The Committee generally meets twice annually to identify and evaluate nominees for Director and makes its recommendations to the Board at the time of the Board’s December meeting. The Committee also periodically reviews Director compensation and will recommend any appropriate changes to the Board as a group.  The Committee also reviews and may make recommendations to the Board relating to those issues that pertain to the effectiveness of the Board in carrying out its responsibilities in governing the Fund and overseeing the management of the Fund. The members of the Fund’s Nominating and Corporate Governance Committee are Messrs. P. Gerald Malone, Neville J. Miles (Chairman) and William J. Potter.

The Nominating and Corporate Governance Committee may take into account a wide variety of factors in considering prospective director candidates, including (but not limited to): (i) availability (including availability to attend to Board business on short notice) and commitment of a candidate to attend meetings and perform his or her responsibilities on the Board; (ii) relevant industry and related experience; (iii) educational background; (iv) reputation; (v) financial expertise; (vi) the candidate’s ability, judgment and expertise; (vii) overall diversity of the Board’s composition; (viii) commitment to the representation of the interests of the Fund and its shareholders and (ix) actual or potential business, family or other conflicts bearing on either the candidate’s independence or the business of the Fund. The Nominating and Corporate Governance Committee will consider potential director candidates, if any, recommended by shareholders provided that the proposed candidates: (i) satisfy any minimum qualifications of the Fund for its directors, and (ii) are not “interested persons” of the Fund, as that term is defined in the 1940 Act; and (iii) are “independent” as defined in the NYSE MKT listing standards and any other exchange on which the Fund’s shares are listed.

The Fund’s bylaws contain provisions regarding minimum qualifications for directors. These include a requirement that, to qualify as a nominee for a directorship, each candidate, at the time of nomination, other than persons who were directors at the time of the adoption of the minimum qualifications, must possess at least the following specific minimum qualifications: (i) a nominee shall have at least five years’ experience in either investment management, economics, public accounting or Australian business; (ii) a nominee shall have a college undergraduate or graduate degree in economics, finance, business administration, accounting or engineering, or a professional degree in law, engineering, or medicine, from an accredited university or college in the United States, Australia, the United Kingdom, Canada or New Zealand, or the equivalent degree from an equivalent institution of higher learning in another country; and (iii) a nominee shall not have violated any provision of the U.S. federal or state securities laws, or comparable laws of another country.

The Fund’s bylaws also contain advance notice provisions and general procedures with respect to the submission of proposals, including the nomination of directors. Shareholders who intend to propose potential director candidates must substantiate compliance with these requirements. Notice of shareholder proposals must be provided to the Fund’s Secretary not earlier than the 150th day and not later than 5:00 p.m., Eastern Time, on the 120th day prior to the first anniversary of the date of the preceding year’s proxy statement. Any shareholder may obtain a copy of the Fund’s bylaws by calling the Investor Relations department of Aberdeen Asset Management Inc., the Fund’s investor relations services provider, toll-free at 1-866-839-5205, or by sending an e-mail to Aberdeen Asset Management Inc. at InvestorRelations@aberdeen-asset.com.

Cost Review Committee

The Cost Review Committee reviews on an ongoing basis the fees and expenses incurred by the Fund, to ensure that such expenses are commensurate with the services provided. The members of the Fund’s Cost Review Committee are Messrs. Neville J. Miles, Peter D. Sacks (Chairman) and John T. Sheehy.

Board Oversight of Risk Management

The Fund is subject to a number of risks, including, among others, investment, compliance, operational and valuation risks.  Risk oversight forms part of the Board’s general oversight of the Fund and is addressed as part of various Board and Committee activities.  The Board has adopted, and periodically reviews, policies and procedures designed to address these risks.  Different processes, procedures and controls are employed with respect to different types of risks. Day-to-day risk management functions are subsumed within the responsibilities of AAMAL, who carries out the Fund’s investment management and business affairs, and also by AAML, and other service providers in connection with the services they provide to the Fund. Each of AAMAL and AAML and other service providers have their own, independent interest in risk management, and their policies and methods of risk management will depend on their functions and business models. As part of its regular oversight of the Fund, the Board, directly and/or through a Committee, interacts with and reviews reports from, among others, AAMAL, AAML, and the Fund’s other service providers (including the Fund’s transfer agent), the Fund’s Chief Compliance Officer, the Fund’s independent registered public accounting firm, legal counsel to the Fund, and internal auditors, as appropriate, relating to the operations of the Fund. The Board also requires AAMAL to report to the Board on other matters relating to risk management on a regular and as-needed basis. The Board recognizes that it may not be possible to identify all of the risks that may affect the Fund or to develop processes and controls to eliminate or mitigate their occurrence or effects. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Board and Committee Meetings in Fiscal 2013

During the Fund’s fiscal year ended October 31, 2013, the Board of Directors held four regular meetings; the Audit and Valuation Committee held three meetings; the Contract Review Committee held two meetings; the Nominating and Corporate Governance Committee held two meetings; and the Cost Review Committee held one meeting.

The information as to ownership of securities which appears below is based on statements furnished to the Fund by its Directors and officers.

As of December 31, 2012, the dollar range of equity securities owned beneficially by each Director in the Fund and in any registered investment companies overseen by the Director within the same family of investment companies as the Fund was as follows:

Name of Director	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Director in Family of Investment Companies*
Interested Director
Hugh Young	$10,001 - $50,000	$10,001 - $50,000
Independent Directors
P. Gerald Malone	$10,001 - $50,000	$10,001 - $50,000
Neville J. Miles	$10,001 - $50,000	$10,001 - $50,000
William J. Potter	$10,001 - $50,000	$10,001 - $50,000
Peter D. Sacks	$10,001 - $50,000	over $100,000
John T. Sheehy	$10,001 - $50,000	$10,001 - $50,000
Moritz Sell	$10,001 - $50,000	$10,001 - $50,000

*                Aggregate Dollar Range shown includes equity securities of the Fund, and of Aberdeen Asia-Pacific Income Fund, Inc., Aberdeen Global Income Fund, Inc., Aberdeen Chile Fund, Inc., Aberdeen Israel Fund, Inc., Aberdeen Indonesia Fund, Inc., Aberdeen Latin America Equity Fund, Inc., Aberdeen Emerging Markets Smaller Company Opportunities Fund, Inc., Aberdeen Singapore Fund, The India Fund, Inc., The Asia Tigers Fund, Inc., Aberdeen Greater China Fund, Inc., Aberdeen Investment Funds, Aberdeen Global Select Opportunities Fund, Inc. and Aberdeen Funds, all of which may be deemed to be in the same Family of Investment Companies.

As of December 31, 2012, none of the Independent Directors or their immediate family members owned any shares of the Investment Manager, Investment Adviser, or of any person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Investment Manager or Investment Adviser.

As of the date of this Statement of Additional Information, none of the Independent Directors or their immediate family members owned any shares of the Fund’s principal underwriter, or of any person directly or indirectly controlling, controlled by, or under common control with, the Fund’s principal underwriter.

As of December 12, 2013, the Directors and officers of the Fund owned less than 1% shares of the Fund’s common stock.

Compensation of Directors and Certain Officers

The following table sets forth information regarding compensation of Directors by the Fund and by the fund complex of which the Fund is a part for the fiscal year ended October 31, 2013. Officers of the Fund and Directors who are interested persons of the Fund do not receive any compensation directly from the Fund or any other fund in the fund complex for performing their duties as officers or Directors, respectively.

Compensation Table

Fiscal Year Ended October 31, 2013

Name of Director	Aggregate Compensation From Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation From Fund and Fund Complex Paid to Directors
Independent Directors
P. Gerald Malone	$31,200	N/A	N/A	$233,000
Neville J. Miles	$51,200	N/A	N/A	$193,300
William J. Potter	$33,000	N/A	N/A	$113,500
Peter D. Sacks	$32,200	N/A	N/A	$180,900
Moritz Sell	$33,000	N/A	N/A	$33,000
John T. Sheehy	$37,625	N/A	N/A	$198,375
Interested Director
Hugh Young	N/A	N/A	N/A	N/A

PRINCIPAL HOLDERS OF SECURITIES

To the best of the Fund’s knowledge, based upon filings made by the respective entities with the SEC, as of December 12, 2013, there were no persons that beneficially owned five percent or more of the voting securities of the Fund.

INVESTMENT MANAGEMENT, INVESTMENT ADVISORY AND OTHER AGREEMENTS

Background

Aberdeen Asset Management Asia Limited serves as the investment manager to the Fund (the “Investment Manager”) and Aberdeen Asset Management Limited serves as investment adviser to the Fund (the “Investment Adviser”) pursuant to a management agreement dated as of March 8, 2004 (the “Management Agreement”) and an investment advisory agreement dated as of March 8, 2004 (the “Advisory Agreement”), respectively. The Investment Manager, in accordance with the Fund’s stated investment objectives, policies and limitations and subject to the supervision of the Fund’s Board of Directors, manages the Fund’s investments and makes investment decisions on behalf of the Fund, including the selection of, and being responsible for the placement of orders with, brokers and dealers to execute the Fund’s portfolio transactions. The Investment Adviser makes recommendations to the Investment Manager as to specific portfolio securities, which are denominated in Australian or New Zealand dollars, to be purchased, retained or sold by the Fund and provides or obtains such research and statistical data as may be necessary in connection therewith.

Upon the organization of the Fund in 1985, EquitiLink International Management Limited, an Australian corporation (“EIML”), served as the Fund’s investment manager, and EquitiLink Australia Limited, an Australian corporation (“EAL”), served as the Fund’s investment adviser. In December 2000, Aberdeen Asset Management PLC, a Scottish company (“Aberdeen PLC”), acquired the business of EIML and EAL, which continued to serve as the investment manager and investment adviser, respectively, of the Fund.  In connection with this acquisition, EIML entered into a new management agreement with the Fund, and EAL and EIML entered into a new investment advisory agreement with the Fund.  Each of such agreements was approved by the Fund’s Board of Directors and separately by a majority of the Fund’s Independent Directors, and subsequently by the Fund’s shareholders. Following this acquisition, the name of EIML was changed to Aberdeen Asset Managers (C.I.) Limited (“AAMCIL”) and the name of EAL was changed to Aberdeen Asset Management Limited (“AAML”).

In December 2003, the Board of Directors approved the transfer by AAMCIL to Aberdeen Asset Management Asia Limited (“AAMAL”, an affiliate of AAMCIL), of the rights and obligations of AAMCIL under the management agreement and the investment advisory agreement entered into in December 2000. This transfer was effected pursuant to the current Management Agreement and Advisory Agreement, both dated as of March 8, 2004. Prior to becoming the Fund’s Investment Manager, AAMAL and its personnel had been providing portfolio management, research and trading services to the Fund pursuant to a Memorandum of Understanding with AAMCIL and AAML. The transfer was not intended to, and did not result in, any change in the fundamental investment processes, investment strategies or investment techniques employed by portfolio managers and investment professionals in providing investment advisory services to the Fund, and did not result in any change in the terms of the Fund’s management and advisory agreements, other than in the name of the investment manager.

The Investment Manager, Aberdeen Asset Management Asia Limited, is a Singapore corporation incorporated in 1991. The registered office of the Investment Manager is located at 21 Church Street, #01-01 Capital Square Two, Singapore 049480. The Investment Manager serves as Investment Manager to both equity and fixed income investment portfolios for a range of clients, including the Fund and three other U.S. registered closed-end funds.

The Investment Adviser, Aberdeen Asset Management Limited, is an Australian corporation which is a wholly-owned subsidiary of the Investment Manager. The registered office of the Investment Adviser is located at Level 6, 201 Kent Street, Sydney, NSW 2000, Australia. The Investment Adviser’s principal business focus is to provide investment management services with regard to equity and fixed income investments in Australian securities.

The Investment Manager is a wholly-owned subsidiary of Aberdeen PLC. The registered offices of Aberdeen PLC are located at 10 Queen’s Terrace, Aberdeen, Scotland AB10 1YG.  Aberdeen PLC is the parent company of an asset management group managing approximately $324.6 billion of assets, as of September 30, 2013, for a range of pension funds, financial institutions, investment trusts, unit trusts, offshore funds, charities and private clients, in addition to U.S. registered investment companies.

Terms of the Management Agreement

The Management Agreement provides that the Investment Manager will manage, in accordance with the Fund’s stated investment objective, policies and limitations and subject to the supervision of the Fund’s Board of Directors, the Fund’s investments and make investment decisions on behalf of the Fund including the selection of, and being responsible for the placement of orders with, brokers and dealers to execute portfolio transactions on behalf of the Fund. The Management Agreement further provides that the Investment Manager will not be liable for any error of judgment or for any loss suffered by the Fund in connection with matters to which the Management Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of, or from reckless disregard by the Investment Manager of, its duties and obligations under the Management Agreement.

The Management Agreement provides that the Investment Manager may, at its expense, employ, consult or associate with itself, such person or persons as it believes necessary to assist it in carrying out its obligations thereunder, provided, however, that if any such person would be an “investment adviser” (as that term is defined under the 1940 Act) to the Fund, (a) the Fund is a party to any contract with such a person and (b) the contract is approved by the Fund’s shareholders and Directors, including Independent Directors, as required by the 1940 Act.

Management Fee.  The Management Agreement provides that the Fund will pay the Investment Manager a fee at the annual rate of 1.10% of the Fund’s average weekly Managed Assets up to $50 million; 0.90% of Managed Assets between $50 million and $100 million; and 0.70% of Managed Assets in excess of $100 million; computed as of the end of each week and payable at the end of each calendar month. Managed Assets are defined in the Management Agreement as net assets plus the amount of any borrowings for investment purposes.

For the fiscal years ended October 31, 2013, 2012 and 2011, the Fund paid to the Investment Manager management fees of $1,843,323, $1,832,649, and $2,014,625, respectively. The Investment Manager informed the Fund that, during the same periods, the Investment Manager paid advisory fees of $463,258, $451,097, and $490,955, respectively, to the Investment Adviser.

Payment of Expenses. The Management Agreement obligates the Investment Manager to bear all expenses of its employees, except as provided in the following sentence, and overhead incurred in connection with its duties under the Management Agreement and to pay all salaries and fees of the Fund’s Directors and officers who are interested persons (as defined in the 1940 Act) of the Investment Manager. The Fund will bear all of its own expenses, including: expenses of organizing the Fund; fees of the Fund’s Independent Directors; out-of-pocket expenses for all Directors and officers of the Fund, including expenses incurred by the Investment Manager’s employees who serve as Directors and officers of the Fund, which may be reimbursed by the Fund under the Fund’s policy governing reimbursement of Fund-related expenses; and other expenses incurred by the Fund in connection with meetings of Directors and shareholders; interest expense; taxes and governmental fees including any original issue taxes or transfer taxes applicable to the sale or delivery of shares or certificates therefor; brokerage commissions and other expenses incurred in acquiring or disposing of the Fund’s portfolio securities; expenses in connection with the issuance, offering, distribution, sale or underwriting of securities issued by the Fund; expenses of registering and qualifying the Fund’s shares for sale with the SEC and in various states and foreign jurisdictions; auditing, accounting, insurance and legal costs; custodian, dividend disbursing and transfer agent expenses; and the expenses of shareholders’ meetings and of the preparation and distribution of proxies and reports to shareholders.

Duration and Termination.  The Management Agreement became effective as of March 8, 2004 for an initial term until December 22, 2004. The Management Agreement provides that it will continue in effect for successive 12-month periods, if not sooner terminated, provided that each such continuance is specifically approved annually by (1) the vote of a majority of the Fund’s Board of Directors who are not parties to the Management Agreement or interested persons (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval and (2) either (a) the vote of a majority of the outstanding voting securities of the Fund, or (b) the vote of a majority of the Fund’s Board of Directors. The Management Agreement may be terminated at any time by the Fund without the payment of any penalty, by a vote of a majority of the Fund’s Board of Directors or a majority of the outstanding voting securities of the Fund upon at least 60 days’ written notice to the Investment Manager.  The Management Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act). In addition, the Investment Manager may terminate the Management Agreement upon at least 90 days’ written notice to the Fund. Continuation of the Management Agreement was most recently approved unanimously by the Fund’s Board of Directors, and by the Fund’s Independent Directors voting separately, at an in-person meeting held on September 3, 2013.

Terms of the Advisory Agreement

The Advisory Agreement provides that the Investment Adviser will make recommendations to the Investment Manager as to specific portfolio securities, which are denominated in Australian or New Zealand dollars, to be purchased, retained or sold by the Fund and will provide or obtain such research and statistical data as may be necessary in connection therewith. The Advisory Agreement further provides that the Investment Adviser will give the Investment Manager and the Fund the benefit of the Investment Adviser’s best judgment and efforts in rendering services under the Advisory Agreement.

The Advisory Agreement provides that neither the Investment Manager nor the Investment Adviser will be liable for any error of judgment or for any loss suffered by the Fund in connection with matters to which the Advisory Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Manager or the Investment Adviser, as appropriate, in the performance of, or from reckless disregard by such party of such party’s obligations and duties under, the Advisory Agreement.

Advisory Fee.  Under the Advisory Agreement, the Investment Manager pays the Investment Adviser a fee computed at the annual rate of 0.30% of the Fund’s average weekly Managed Assets up to $50 million; 0.25% of Managed Assets between $50 million and $100 million; and 0.15% of Managed Assets in excess of $100 million; computed as of the end of each week and payable at the end of each calendar month.  Managed Assets are defined in the Advisory Agreement as net assets plus the amount of any borrowings for investment purposes.

Payment of Expenses. The Advisory Agreement obligates the Investment Adviser to bear all expenses of its employees, except certain expenses incurred by the Investment Adviser’s employees who serve as officers and Directors of the Fund which are reimbursed by the Fund under the Fund’s policy governing reimbursement of Fund-related expenses.  The Advisory Agreement also obligates the Investment Adviser to bear all overhead incurred in connection with its duties under the Advisory Agreement and to pay all salaries and fees of the Fund’s Directors and officers who are interested persons (as defined in the 1940 Act) of the Investment Adviser but who are not interested persons of the Investment Manager.

Duration and Termination.  The Advisory Agreement became effective as of March 8, 2004 for an initial term until December 22, 2004.  The Advisory Agreement provides that it will continue in effect for successive 12-month periods, if not sooner terminated, provided that each such continuance is specifically approved annually by (1) the vote of a majority of the Fund’s Board of Directors who are not parties to the Advisory Agreement or interested persons (as defined in the 1940 Act) of any such party, cast in person at a meeting called for the purpose of voting on such approval and (2) either (a) the vote of a majority of the outstanding voting securities of the Fund, or (b) the vote of a majority of the Fund’s entire Board of Directors. The Advisory Agreement may be terminated at any time by the Fund without the payment of any penalty, by a vote of a majority of the Fund’s Board of Directors or a majority of the outstanding voting securities of the Fund, upon at least 60 days’ written notice to the Investment Manager and the Investment Adviser. The Advisory Agreement will terminate automatically as to any party in the event of its assignment (as defined in the 1940 Act) by that party. In addition, the Investment Manager or the Investment Adviser may terminate the Advisory Agreement as to such party upon at least 90 days’ written notice to the Fund and the other party, but any such termination shall not affect continuance of the Advisory Agreement as to the remaining parties. Continuation of the Advisory Agreement was most recently approved unanimously by the Fund’s Board of Directors, and by the Fund’s Independent Directors voting separately, at an in-person meeting held on September 3, 2013.

Experience of the Investment Manager and Investment Adviser and of the Aberdeen Group; Location of the Investment Manager and Investment Adviser

The Investment Manager and the Investment Adviser (collectively, the “Advisers”) also serve in these capacities for Aberdeen Global Income Fund, Inc., a non-diversified, closed-end management investment company investing in global fixed income securities, which commenced operations in 1992 and the shares of which are listed on the NYSE MKT; Aberdeen Asia-Pacific Income Fund, Inc., a non-diversified closed-end management investment company investing primarily in Australian and Asian debt securities, which commenced operations in 1986 and the shares of which are listed on the NYSE MKT; and Aberdeen Asia-Pacific Income Investment Company Limited, a closed-end management investment company investing primarily in Australian and Asian debt securities, which commenced operations in 1986 and the shares of which are listed on the Toronto Stock Exchange. The Investment Manager also serves as the investment adviser of The Indonesia Fund, Inc., a non-diversified closed-end management investment company investing primarily in equity and debt securities of Indonesian companies, which commenced operations in 1990 and the shares of which are listed on the NYSE MKT; Aberdeen Singapore Fund, Inc., a non-diversified closed-end management investment company investing primarily in Singapore equity securities, which commenced operations in 1990 and the shares of which are listed on the NYSE; The Asia Tigers Fund, Inc., a closed-end management investment company investing primarily in equity securities of Asian companies, which commenced operations in 1993 and the shares of which are listed on the NYSE; The India Fund, Inc., a non-diversified closed-end management investment company investing primarily in equity securities of Indian companies, which commenced operations in 1994 and the shares of which are listed on the NYSE; and Aberdeen Greater China Fund, Inc., a non-diversified closed-end management investment company investing primarily in equity securities of Chinese company, which commenced operations in 1992 and the shares of which are listed on the NYSE. The Investment Manager and the Investment Adviser are registered with the SEC under the Investment Advisers Act of 1940, as amended.

The Advisers, together with other affiliates of Aberdeen Asset Management PLC (collectively, the “Aberdeen

Group”) form a globally diversified management firm. As of September 30, 2013, the Aberdeen Group had approximately $324.6 billion in assets under management.

Each of the Advisers has all, or a substantial part, of its assets located outside of the United States.  As a result, it may be difficult for U.S. investors to enforce judgments of the courts of the United States against the Advisers predicated solely on the civil liability provisions of the U.S. federal or state securities laws.  The Fund has been advised that there is doubt as to the enforceability in the courts of Australia, in original actions or in actions for enforcement of judgments of U.S. courts against the Investment Adviser, predicated solely upon the civil liability provisions of the federal securities laws of the United States. The Fund has also been advised that there is uncertainty as to whether the courts of Singapore would recognize and enforce judgments of the United States courts obtained against the Advisers predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States or entertain original actions brought in Singapore courts against the Advisers predicated upon the federal securities laws of the United States or the securities laws of any state in the United States, unless the facts surrounding such a violation would constitute or give rise to a cause of action under the laws of Singapore.

Relationship of Certain Directors, Officers and Service Providers to Investment Manager and Investment Adviser

Mr. Hugh Young, a Director of the Fund, also serves as the Managing Director of the Investment Manager and a Director of the Investment Adviser, and as a member of the Executive Management Committee of Aberdeen Asset Management PLC. Mr. Martin Gilbert, a Vice President of the Fund, also serves as a Director of the Investment Manager and the Investment Adviser, and is the Chief Executive and an Executive Director of Aberdeen Asset Management PLC. Mr. Mark Daniels, a Vice President of the Fund, also serves as a Director of the Investment Adviser.  Messrs. Young, Gilbert and Daniels are also shareholders of Aberdeen Asset Management PLC.

Aberdeen Asset Management Inc. (“AAMI” or “Administrator”), an affiliate of the Investment Manager and the Investment Adviser, serves as the Fund’s administrator, see “Other Agreements — Administration Agreement with Aberdeen Asset Management Inc.” below. AAMI is a Delaware corporation with its principal business office located at 1735 Market Street, 32nd Floor, Philadelphia PA 19103.  AAMI also provides investor relations services to the Fund under an investor relations services agreement. Mr. Martin Gilbert, Mr. Alan Goodson, Ms. Jennifer Nichols and Mr. Jeffrey Cotton, who serve as officers of the Fund, are also directors and/or officers of AAMI. See “Management of the Fund-Officers who are not Directors” for further information.

Other Agreements

Administration Agreement with Aberdeen Asset Management Inc.

Pursuant to an administration agreement dated as of September 30, 2004, as amended (“Administration Agreement”), AAMI is responsible, subject to the control, supervision and direction of the Board of Directors, for providing to the Fund operational management, coordination and oversight of the Fund’s service providers, negotiation of the Fund’s service contracts, preparation of various financial information and reports, arrangements for payment of Fund expenses, monitoring of compliance with the Fund’s investment objectives, policies and restrictions and with applicable tax law and regulations, maintenance of the Fund’s books and records and other administrative services. AAMI receives a fee at an annual rate equal to 0.08% of the Fund’s average weekly Managed Assets up to $500 million, 0.07% of such assets between $500 million and $1.5 billion, and 0.06% on such assets in excess of $1.5 billion, computed based upon the value of Managed Assets determined at the end of each week. Pursuant to the Administration Agreement, AAMI may also delegate certain of its duties and obligations to third parties. Presently, AAMI delegates certain of its responsibilities to a sub-administrator, State Street Bank and Trust Company.

For the fiscal years ended October 31, 2013, 2012 and 2011, the Fund paid administration fees of $176,380, $175,160, $195,957, respectively.

CODE OF ETHICS

The Fund and the Advisers have each adopted a code of ethics (each, a “Code of Ethics”) in accordance with Rule 17j-1 under the 1940 Act. Subject to certain conditions and restrictions, each Code of Ethics permits personnel who are subject to the Code of Ethics to invest in securities, including securities that may be purchased or held by the Fund.

Each Code of Ethics may be reviewed and copied at the Public Reference Room of the SEC in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Each Code of Ethics is also available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. Copies of each Code of Ethics may be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov, or by writing to the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

PORTFOLIO MANAGERS

Other Accounts Managed by Portfolio Managers

The portfolio managers who are primarily responsible for the day-to-day management of the Fund also manage other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of October 31, 2013: (i) the portfolio(s) managed by the specified portfolio manager; (ii) the number of other registered investment companies, pooled investment vehicles and other accounts managed by the portfolio manager; and (iii) the total assets of such companies, vehicles and accounts.

The data below is as of October 31, 2013.

	Registered Investment Companies Managed by Portfolio Manager		Pooled Investment Vehicles Managed by Portfolio Manager		Other Accounts Managed by Portfolio Manager
Name of Portfolio Manager	Number of Accounts	AUM USD($M)	Number of Accounts	AUM USD($M)	Number of Accounts	AUM USD($M)
Hugh Young	18	$15,322.38	81	$68,253.84	135	$48,907.71
Mark Daniels	8	$2,312.82	56	$36,344.98	81	$28,918.89
Michelle Lopez	8	$2,312.82	56	$36,344.98	81	$28,918.89
Robert Penaloza	8	$2,312.82	56	$36,344.98	81	$28,918.89
Natalie Tam	8	$2,312.82	56	$36,344.98	81	$28,918.89

Total assets have been translated into U.S. dollars at a rate of £1.00=$1.61 as of October 31, 2013.

Securities Ownership by Portfolio Managers

The table below shows the dollar range of shares of the Fund’s common stock beneficially owned, as of October 31, 2013 by each portfolio manager of the Fund.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund
Hugh Young	$10,001-$50,000

Mark Daniels	None

Michelle Lopez	None

Robert Penaloza	None

Natalie Tam	None

Due to the fact that the Fund’s portfolio managers are located outside of the United States, they would tend to purchase funds domiciled in the respective countries in which they reside.

Conflicts of Interest

The portfolio managers’ management of “other accounts” may give rise to potential conflicts of interest in connection with their management of the Fund’s investments, on the one hand, and the investments of the other accounts, on the other. The other accounts may have the same investment objective as the Fund. Therefore, a potential conflict of interest may arise as a result of the identical investment objectives, whereby the portfolio manager could favor one account over another. However, the Advisers believe that these risks are mitigated by the fact that: (i) accounts with like investment strategies managed by a particular portfolio manager are generally managed in a similar fashion, subject to exceptions to account for particular investment restrictions or policies applicable only to certain accounts, differences in cash flows and account sizes, and similar factors; and (ii) portfolio manager personal trading is monitored to avoid potential conflicts. In addition, the Advisers have adopted trade allocation procedures that require equitable allocation of trade orders for a particular security among participating accounts.

In some cases, another account managed by the same portfolio manager may compensate Aberdeen based on the performance of the portfolio held by that account. The existence of such a performance-based fee may create additional conflicts of interest for the portfolio manager in the allocation of management time, resources and investment opportunities.

Another potential conflict could include instances in which securities considered as investments for the Fund also may be appropriate for other investment accounts managed by the Advisers or their affiliates. Whenever decisions are made to buy or sell securities by the Fund and one or more of the other accounts simultaneously, the Advisers may aggregate the purchases and sales of the securities and will allocate the securities transactions in a manner that they believe to be equitable under the circumstances. As a result of the allocations, there may be instances where the Fund will not participate in a transaction that is allocated among other accounts. While these aggregation and allocation policies could have a detrimental effect on the price or amount of the securities available to the Fund from time to time, it is the opinion of the Advisers that the benefits from the Advisers’ organization outweigh any disadvantage that may arise from exposure to simultaneous transactions. The Fund has adopted policies that are designed to eliminate or minimize conflicts of interest, although there is no guarantee that procedures adopted under such policies will detect each and every situation in which a conflict arises.

Portfolio Manager Compensation

Aberdeen PLC’s remuneration policies are designed to support its business strategy, as a leading international asset manager.  The objective is to attract, retain and reward talented individuals for the delivery of sustained, superior returns for its clients and shareholders.  Aberdeen operates in a highly competitive international employment market, and aims to maintain its strong track record of success in developing and retaining talent.

Aberdeen’s policy is to recognize corporate and individual achievements each year through an appropriate annual bonus scheme.  The aggregate value of awards in any year is dependent on the group’s overall performance and profitability.  Consideration is also given to the levels of bonuses paid in the market.  Individual awards which are payable to all members of staff are non-pensionable and are determined by a rigorous assessment of achievement against defined objectives.

A long-term incentive plan for key staff and senior employees is comprised of a mixture of cash and deferred shares in Aberdeen PLC or select Aberdeen funds (where applicable).  Overall compensation packages are designed to be competitive relative to other firms in the investment management industry.

Base Salary

Aberdeen’s policy is to pay a fair salary commensurate with the individual’s role, responsibilities and experience, and having regard to the market rates being offered for similar roles in the asset management sector and other comparable companies. Any increase is to reflect inflation and is applied in a manner consistent with other Aberdeen employees; any other increases must be justified by reference to promotion or changes in responsibilities.

Annual Bonus

Aberdeen’s policy is to recognize corporate and individual achievements each year through an appropriate annual bonus scheme.  The Remuneration Committee at Aberdeen determines the key performance indicators that will be applied in considering the overall size of the bonus pool.  In line with practice amongst other asset management companies, individual bonuses are not subject to an absolute cap.  However, the aggregate size of the bonus pool is dependent on the Aberdeen group’s overall performance and profitability.  Consideration is also given to the levels of bonuses paid by other firms in the market.  Individual awards are determined by a rigorous assessment of achievement against defined objectives, and are reviewed and approved by the Remuneration Committee.

Aberdeen has a deferral policy which is intended to assist in the retention of talent and to create additional alignment of executives’ interests with Aberdeen’s sustained performance and, in respect of the deferral into funds, managed by Aberdeen, to align the interest of asset managers with our clients.

Staff performance is reviewed formally at least once a year. The review process evaluates the various aspects in which the individual has contributed to Aberdeen, and specifically, in the case of portfolio managers, to the relevant investment team. Discretionary bonuses are based on client service, asset growth and the performance of the respective portfolio manager. Overall participation in team meetings, generation of original research ideas and contribution to presenting the team externally are also evaluated.

In the calculation of a portfolio management team’s bonus, Aberdeen takes into consideration investment matters (which include the performance of funds, adherence to the company investment process, and quality of company meetings) as well as more subjective issues such as team participation and effectiveness at client presentations.  To the extent performance is factored in, such performance is not judged against any specific benchmark and is evaluated over the period of a year, from January to December. The pre- or after-tax performance of an individual account is not considered in the determination of a portfolio manager’s discretionary bonus; rather the review process evaluates the overall performance of the team for all of the accounts they manage.

Portfolio manager performance on investment matters is judged over all of the accounts the portfolio manager contributes to and is documented in the appraisal process.  A combination of the team’s and individual’s performance is considered and evaluated.

Although performance is not a substantial portion of a portfolio manager’s compensation, Aberdeen also recognizes that fund performance can often be driven by factors outside one’s control, such as (irrational) markets, and as such, pays attention to the effort by portfolio managers to ensure integrity of our core process by sticking to disciplines and processes set, regardless of momentum and ‘hot’ themes.  Short-terming is thus discouraged and trading-oriented managers will thus find it difficult to thrive in the Aberdeen environment.  Additionally, if any of the aforementioned undue risks were to be taken by a portfolio manager, such trend would be identified via Aberdeen’s dynamic compliance monitoring system.

Long-Term Incentives

As part of an effective remuneration package, a long-term incentive plan is used to structure the package so as to retain, motivate, and reward key staff members with a view to improving their performance and thereby increasing the value of Aberdeen PLC for the benefit of shareholders. Long-term incentive plans can be either fund or share based and typically vest over one, two and three year periods.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Aberdeen’s portfolio managers generally make and implement investment decisions using the team approach.  Regional dealers execute the trades for all of the portfolio managers using a centralized trading structure.  Aberdeen manages client portfolios in accordance with any investment objectives, policies or restrictions documented by the client and acknowledged by Aberdeen.  In the case of an investment company client, such as the Fund, its investment objectives, policies and restrictions are set forth in its Prospectus, and may subsequently have been amended by shareholders or the Board of Directors as reflected in minutes of meetings of shareholders and the Board of Directors.

In selecting brokers and dealers and in effecting portfolio transactions, the Advisers, together with certain affiliated entities providing advisory services to U.S. clients (each an “Aberdeen Group Adviser” and, collectively, the “Aberdeen Group Advisers”) seek to obtain the best combination of price and execution with respect to clients’ portfolio transactions.  It is the policy of the Aberdeen Group Advisers to ensure that their respective client accounts, including the Fund: (1) participate in trades in a fair way; (2) participate in trades in which the intended basis of allocation is recorded before any order is (a) passed by a fund manager to a broker, or (b) instructed to a broker/counterparty; and (3) have trades allocated fairly, if only a percentage of the originally intended allocation can be filled.  The Aberdeen Group Advisers are not required to aggregate transactions for client accounts.  However, when a decision is made to aggregate transactions on behalf of more than one client account, those transactions will be allocated to all participating client accounts in a fair and equitable manner.  The methods of allocation used by the Aberdeen Group Advisers may include pro rata, rotation or random allocation depending on various considerations.  Regular monitoring will be employed to ensure that the Aberdeen Group Advisers’ Best Execution, Soft Dollar, Order Aggregation and Trade Allocation Policies and Procedures (“Procedures”) are followed and satisfy the Aberdeen Group Advisers’ fiduciary duty to seek best execution.

There are no specific statutory provisions or rules under the federal securities laws applicable to best execution or trade allocation.  However, based on guidance provided by the staff of the SEC, the Aberdeen Group Advisers may individually or jointly aggregate orders for the purchase and sale of securities on behalf of most investment advisory clients, including individual client accounts, investment companies and other collective investment vehicles in which the Aberdeen Group Advisers or their associated persons might have an interest, provided that based on the time each order was received, the Aberdeen Group Advisers:

•                                          Do not intentionally favor any client account over any other client account;

•                                          Ensure that each client account eligible to participate in an aggregated order participates at the average execution price for the appropriate time frame;

•                                          Aggregate trades only if consistent with the duty to seek best execution and with the terms of the relevant investment management and investment advisory agreements and applicable law;

•                                          Specify the participating client accounts and the relevant allocation method with regard to each aggregated order;

•                                          Fully disclose their aggregation policies to all clients;

•                                          Provide individual investment advice to each client account;

•                                          Do not receive any additional compensation or remuneration of any kind solely as a result of the aggregation or the allocation;

•                                          Separately reflect in their books and records, for each client account whose orders are aggregated, the securities held by, and bought and sold for, each client account;

•                                          Deposit all funds and securities for aggregated client accounts with one or more banks, trust companies or broker-dealers and ensure that neither the clients’ cash nor their securities will be held any longer than necessary to settle the purchase or sale in question; and

•                                          Provide notice of the Procedures to the boards of directors of the funds whose trades may be aggregated with those of other clients’ accounts.

For the fiscal years ended October 31, 2013, 2012 and 2011, the Fund paid aggregate brokerage commissions of $101,944, $167,430 and $350,269, respectively.

No brokerage commission was paid by the Fund, during the fiscal years ended October 31, 2013, 2012 and 2011, to any broker that: (1) was then an affiliated person of the Fund; (2) was then an affiliated person of an affiliated person of the Fund; or (3) had an affiliated person that is an affiliated person of the Fund, its investment adviser, its investment manager, or principal underwriter.

Each Aberdeen Group Adviser has a fiduciary duty to place the interests of its clients above its own interests. Among other things, this duty requires each Aberdeen Adviser to seek best execution in effecting portfolio transactions for client accounts. Steps associated with seeking best execution are to: (1) determine each client’s trading requirements; (2) select appropriate trading methods, venues, and agents to execute the trades under the circumstances; (3) evaluate market liquidity of each security and take appropriate steps to avoid excessive market impact; (4) maintain client confidentiality and proprietary information inherent in the decision to trade; and (5) review the results on a periodic basis.

The SEC generally describes “best execution” as executing securities transactions so that a client’s total costs or proceeds in each transaction are the most favorable under the circumstances.  However, the SEC has stated that, in selecting a broker or dealer, the determining factor is not the lowest possible commission cost but rather whether the transaction represents the best qualitative execution.

In evaluating whether best execution is being obtained, the Aberdeen Group Advisers must exercise reasonable, good faith judgment to select broker-dealers that consistently provide best execution with respect to the securities they handle.  It is well-recognized that broker-dealers may have different execution capabilities with respect to different types of securities. When seeking best execution and when making after-the-fact determinations as to whether best execution has been obtained, the Aberdeen Group Advisers do not adhere to any rigid formula in making the selection of the applicable broker or dealer for portfolio transactions, but will consider and evaluate the factors discussed below and document such factors as necessary:

1.                                      Price and Commission Rates. The Aberdeen Group Advisers will evaluate the price at which a transaction is executed, commission rates, and total costs (price plus commission). The Aberdeen Group Advisers do not engage in principal transactions. Price and commission rates are compared among a number of broker-dealers, if available (how many will depend on the nature of the security and the markets in which it trades). Persons acting on behalf of the Fund may pay a broker a commission in excess of that which another broker might have charged for effecting the same transaction, in recognition of brokerage services which, in the opinion of the Aberdeen Group Advisers, are necessary for the achievement of best execution, provided the Aberdeen Group Advisers believe this to be in the best interest of the Fund.

2.                                      Execution Capability. Execution capability generally involves the relative ability of a broker- dealer to execute an order at the best available price, as well as the speed, quality, overall cost, and certainty of execution. Factors the Aberdeen Group Advisers may consider in assessing a broker-dealer’s execution capability include, but are not limited to, the following:

•                              speed of execution;

•                              ratio of complete versus incomplete trades;

•                              the ability of the broker-dealer to minimize costs associated with implementing investment decisions;

•                              the character of and market for the particular security;

•                              the size and type of transaction;

•                              the number of primary markets that are checked;

•                              the broker-dealer’s reliability in executing trades and keeping records, including accounting for trade errors and correcting them in a satisfactory manner;

•                              the broker-dealer’s access to primary markets and quotation sources;

•                              the broker-dealer’s familiarity with and knowledge of the primary markets;

•                              the broker-dealer’s access to underwriting offerings and secondary markets;

•                              the broker-dealer’s clearance and trade settlement record (i.e., record of effecting securities transactions timely);

•                              the broker-dealer’s ability to engage in cross-border or different time zone trading, when required;

•                              the broker-dealer’s ability to handle high-volume transactions without undue market impact; and

•                              the broker-dealer’s ability to handle large trades in securities with limited liquidity.

3.                                      Responsiveness and Financial Responsibility. The Aberdeen Group Advisers also shall consider the broker-dealer’s responsiveness, financial responsibility, creditworthiness and any other factors that may affect confidence in the broker-dealer’s stability.  In this regard, the Aberdeen Group Advisers shall not engage in securities transactions with any broker-dealer that is unwilling to provide complete and timely disclosure of its financial condition upon reasonable request. In addition, the Aberdeen Group Advisers may consider some or all of the following factors with respect to broker-dealers with which they do business:

•                              the adequacy of the capital of the broker-dealers in relationship to other broker-dealers;

•                              the broker-dealer’s willingness and ability to maintain quality services during volatile market periods or unusual market conditions;

•                              the broker-dealer’s willingness to accommodate the Aberdeen Group Advisers’ special needs;

•                              accuracy in preparation of confirmations; and

•                              the broker-dealer’s willingness and ability to commit capital by taking positions in order to complete trades.

4.                                      Other Factors.  Other factors that the Aberdeen Group Advisers may consider in selecting broker- dealers include:

•                              the broker-dealer’s integrity (e.g., the ability to maintain confidentiality and/or anonymity of the client and/or investment adviser);

•                              the quality of the communication links between the broker-dealer and the Aberdeen Group Advisers;

•                              the adequacy of the information provided to the Aberdeen Group Advisers by the broker-dealer;

•                              the broker-dealer’s ability to provide ad hoc information or services, such as suggestions that improve the quality of trade executions, proprietary or third-party research (involving, for example, market information and identification of potential investment opportunities), visits with research analysts, access to broker- dealer staff, and access to issuers and their “road-shows;” and

•                              the broker-dealer’s use of electronic communication networks.

The Aberdeen Group Advisers may also consider any other factors they deem relevant to best execution, so long as such consideration is documented in a manner consistent with the Procedures. With respect to the Fund, these factors might include the broker-dealer’s ability to:

•                              execute unique trading strategies;

•                              execute and settle difficult trades;

•                              handle client-directed brokerage arrangements;

•                              implement step-outs;

•                              participate in underwriting syndicates; and

•                              obtain initial public offering shares.

5.                                      Value of Execution and Research Services Provided.  The Aberdeen Group Advisers may also consider the value of a broker-dealer’s execution and research services, including, but not limited to, third party research provided to the Aberdeen Group Advisers by the broker-dealer (i.e., “soft dollar” services), provided they fall within the safe harbor of Section 28(e) of the 1934 Act.

Effective December 2004, the Investment Manager discontinued the use of soft dollars with respect to the Fund.

PROXY VOTING POLICIES AND PROCEDURES

The Fund has delegated responsibility for voting its proxy to the Fund’s Advisers.  The Advisers have adopted proxy voting policies and procedures, which have been reviewed and approved by the Fund’s Board, to ensure the proper and timely voting of the proxies on behalf of the Fund.  Moreover, the Advisers will assist the Fund in the preparation of the Fund’s complete proxy voting record on Form N-PX for the twelve-month period ended June 30, by no later than August 31 of each year.  Any material changes to the proxy voting policies and procedures of the Fund, or the Advisers, will be submitted to the Board for approval or review, as the case may be. For additional information, please see the Advisers’ Summary of Proxy Voting Guidelines attached hereto as Appendix A.

Information regarding how the Fund voted proxies relating to portfolio securities for the most recent 12-month period ending June 30 of each year is available (1) without charge, upon request by calling 1-866-839-5205 and (2) on the SEC’s website (http://www.sec.gov).

TAXATION

The following is intended to be a general summary of certain tax consequences that may result to the Fund and its shareholders. It is not intended as a complete discussion of all such tax consequences, nor does it purport to deal with all categories of investors.  Investors are therefore advised to consult with their tax advisers before making an investment in the Fund.  The summary is based on the laws in effect on the date of this Statement of Additional Information, which are subject to change.

United States Taxes

United States Tax Treatment of the Fund—General

The Fund has elected to be treated as, and intends to continue to qualify annually as, a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended (“Code”).

To qualify as and to be taxed as a regulated investment company under the Code, the Fund must, among other things, (a) derive in each taxable year at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (ii) net income from interests in certain qualified publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (i) above (each a “Qualified Publicly Traded Partnership”) (“Qualifying Income Requirement”); (b) diversify its holdings so that, at the end of each quarter of the taxable year (i) at least 50% of the value of the Fund’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer limited for purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, any two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses (or related trades or businesses) or of one or more Qualified Publicly Traded Partnerships; and (c) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest, and net short-term capital gains in excess of net long-term capital losses) and net tax-exempt income each taxable year. The U.S. Treasury Department has authority to promulgate regulations pursuant to which gains from foreign currency (and options, futures and forward contracts on foreign currency) not directly related to a regulated investment company’s business of investing in stocks and securities would not be treated as qualifying income for purposes of the Qualifying Income Requirement. To date, such regulations have not been promulgated.

As a regulated investment company, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gains (net long-term capital gains in excess of the sum of net short-term capital losses and capital loss carryovers from prior years), if any, that it distributes to shareholders.  However, the Fund would be subject to corporate income tax (at a 35% rate) on any undistributed income.  The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains.

Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a non-deductible 4% excise tax.  To prevent imposition of the tax, the Fund must distribute during each calendar year an amount equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the 12-month period ending on October 31st of the calendar year, and (3) all such ordinary income and capital gains for previous years that were not distributed during such years and on which the Fund paid no U.S. federal income tax.  To prevent application of the excise tax, the Fund generally intends to make its distributions in accordance with the calendar year distribution requirement; in any given year, however, the Fund may decide to forego all or a portion of any such distributions and pay the associated excise tax.

A dividend or other taxable distribution will be treated as having been paid on December 31st if it is declared by the Fund in October, November or December with a record date in such month and is paid by the Fund in January of the following year. Accordingly, such distributions will be taxable to shareholders in the calendar year in which the distributions are declared.

The Fund may distribute net capital gains at least annually and report them as capital gain dividends where appropriate, or, alternatively, the Fund may choose to retain net capital gains and pay corporate income tax (and, possibly, an excise tax) thereon.  In the event that the Fund retains net capital gains, the Fund would most likely make an election which would require each shareholder of record on the last day of the Fund’s taxable year to include in gross income for U.S. federal tax purposes his or her proportionate share of the Fund’s undistributed net capital gain.  If such an election were made, each shareholder would be entitled to credit his or her proportionate share of the tax paid by the Fund against his or her U.S. federal income tax liabilities and to claim a refund to the extent that the credit exceeds such liabilities. Tax-qualified pension plans and individual retirement accounts (“IRAs”) (through their custodian or trustee), as well as nonresident aliens and foreign corporations, can obtain a refund of their proportionate shares of the tax paid by the Fund by filing a U.S. federal income tax return. In addition, the shareholder would be entitled to increase the basis of the shares for U.S. federal tax purposes by an amount equal to the difference between the amount of the includable capital gains from the distribution and the tax that the shareholder is deemed to have paid, generally 65% of his or her proportionate share of the undistributed net capital gain.

Net capital loss carryforwards may be applied against any net realized capital gains in each succeeding year, until they have been reduced to zero.

In the event that the Fund were to experience an ownership change as defined under the Code, the Fund’s loss carryforwards and other favorable tax attributes of the Fund, if any, may be subject to limitation.

If in any taxable year the Fund fails to qualify as a regulated investment company under the Code, the Fund will be taxed in the same manner as an ordinary corporation and distributions to its shareholders will not be deductible by the Fund in computing its taxable income. In addition, in the event of a failure to qualify, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, will be taxable to shareholders as dividend income. However, such dividends will be eligible (i) to be treated as qualified dividend income in the case of shareholders taxed as individuals and (ii) for the dividends received deduction in the case of corporate shareholders.  If the Fund fails to qualify as a regulated investment company for more than two consecutive years, it must pay out its earnings and profits accumulated in those years and may be required to recognize any net unrealized gains on its entire portfolio in order to requalify as a regulated investment company.

Distributions

For U.S. federal income tax purposes, dividends paid by the Fund out of its investment company taxable income generally will be taxable to a U.S. shareholder as ordinary income. To the extent that the Fund reports distributions of net capital gains as capital gain dividends, such distributions will be taxable to a shareholder as long-term gain, regardless of how long the shareholder has held the Fund’s shares, and are not eligible for the dividends-received deduction.  Long-term capital gain is taxed at 15% for individuals with incomes below $400,000 ($450,000 if married filing jointly), 20% for individuals with any income above those amounts and 0% for individuals at certain lower income levels. The above income thresholds are adjusted annually for inflation. Distributions in excess of the Fund’s current and accumulated earnings and profits will first reduce a shareholder’s basis in his shares (thereby increasing any realized gain or decreasing realized loss upon ultimate disposition of the shareholder’s shares, possibly increasing such shareholder’s income tax liability at such time) and, after the shareholder’s basis is reduced to zero, will constitute capital gains to a shareholder who holds his shares as capital assets.

Because none of the Fund’s income is expected to consist of dividends paid by U.S. corporations, none of the dividends paid by the Fund is expected to be eligible for the corporate dividends-received deduction.

A portion of the dividends received from the Fund by an individual shareholder may be treated as “qualified dividend income” which is taxable to individuals at the same rates that are applicable to long-term capital gains. A Fund distribution will be treated as qualified dividend income to the extent that the Fund receives dividend income from taxable domestic corporations and certain qualified foreign corporations (including, generally, Australian corporations), provided that certain holding period and other requirements are met by the Fund and the shareholder. Fund distributions generally will not qualify as qualified dividend income to the extent attributable to interest, capital gains, real estate investment trust distributions and, in many cases, distributions from non-U.S. corporations.

Fund distributions are taxable to shareholders in the same manner whether received in cash or reinvested in additional Fund shares.

Shareholders participating in the Plan receiving a distribution in the form of newly-issued shares will be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the fair market value, determined as of the distribution date, of the shares received and will have a cost basis in each share received equal to the fair market value of a share of the Fund on the distribution date. Shareholders participating in the Plan receiving a distribution in the form of shares purchased by the plan agent in the open market will be treated for U.S. federal income tax purposes as receiving a distribution of the cash that such shareholder would have received had it not elected to have such distribution reinvested, unless the Fund issues additional shares with a fair market value equal to or greater than net asset value, in which case, shareholders will be treated as receiving a distribution in the amount of the fair market value of the distributed shares, and will have a cost basis in such shares equal to the amount of such distribution. Shareholders will be notified annually as to the U.S. federal tax status of distributions, and shareholders receiving distributions in the form of newly-issued shares will receive a report as to the fair market value of the shares received, if applicable.

Under U.S. tax accounting rules, the amount of distributable income for each fiscal period depends on the actual exchange rates during the entire year between the Australian dollar (or any other currency which is a functional currency of the Fund) and the other currencies in which Fund assets are denominated and on the aggregate gains and losses realized by the Fund during the entire year, plus a foreign currency translation gain or loss based upon the average U.S./Australian currency exchange rate. Therefore, the exact amount of distributable income for each fiscal year can only be determined as of the end of the Fund’s fiscal year, October 31st.

Individual shareholders generally are subject to a 3.8% federal Medicare contribution tax on “net investment income,” including, among other things, dividends, interest and net gain from investments for individuals with income exceeding $200,000 ($250,000 if married and filing jointly or $125,000 if married filing separately).

Sale of Shares

Upon the sale or other disposition of shares of the Fund, or upon receipt of a distribution in complete liquidation of the Fund, a shareholder may realize a taxable gain or loss depending upon his basis in the shares. The gain or loss generally will be treated as capital gain or loss if the shares are capital assets in the shareholder’s hands and generally will be long-term or short-term gain or loss, depending upon the shareholder’s holding period for the shares. Any loss realized on a sale or exchange will be disallowed to the extent the shares disposed of are replaced within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of.  In that case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Generally, a shareholder’s gain or loss will be long-term if the shares are held for more than one year. Any loss realized by a shareholder on a disposition of Fund shares held by the shareholder for six months or less will be treated as long-term capital loss to the extent of any distributions of capital gain dividends received by the shareholder or amounts designated as undistributed capital gains with respect to the shares.  Gain from the sale of shares will be subject to the Medicare contribution tax discussed above.

Passive Foreign Investment Companies

If the Fund invests in stock of certain passive foreign investment companies, the Fund may be subject to U.S. federal income taxation on a portion of any “excess distribution” with respect to, or gain from the disposition of, such stock even if such income is distributed as a taxable dividend by the Fund to its shareholders. The tax would be determined by allocating such distribution or gain ratably to each day of the Fund’s holding period for the stock.  The distribution or gain so allocated to any taxable year of the Fund, other than the taxable year of the excess distribution or disposition, would be taxed to the Fund at the highest ordinary income tax rate in effect for such year, and the tax would be further increased by an interest charge to reflect the value of the tax deferral deemed to have resulted from the ownership of the foreign company’s stock. Any amount of distribution or gain allocated to the taxable year of the distribution or disposition would be included in the Fund’s investment company taxable income and, accordingly, would not be taxable to the Fund (except for the interest charge, discussed above) to the extent distributed by the Fund as a dividend to its shareholders.

The Fund may be able to make an election, in lieu of being taxable in the manner described above, to include annually in income its pro rata share of the ordinary earnings and net capital gain of the passive foreign investment company, regardless of whether it actually received any distributions from the passive foreign investment company.  These amounts would be included in the Fund’s investment company taxable income and net capital gain which, to the extent distributed by the Fund as ordinary or capital gain dividends, as the case may be, would not be taxable to the Fund.  In order to make this election, the Fund would be required to obtain certain annual information from the passive foreign investment companies in which it invests, which in many cases may be difficult to obtain. Alternatively, if eligible, the Fund may be able to elect to mark to market its passive foreign investment company stock, resulting in the stock being treated as sold at fair market value on the last business day of each taxable year.  Any resulting gain, and any gain from an actual disposition of the stock, would be reported as ordinary income. Any resulting loss would be deductible to the extent of any net mark-to-market gain (that is, previously included mark-to-market gain that has not been offset by mark-to-market losses). Any allowable mark-to-market loss, as well as any loss from an actual disposition of the stock (to the extent not in excess of any net mark-to-market gain) would be treated as ordinary loss.  The Fund may make either of these elections with respect to its investments in passive foreign investment companies.  Under either election, the Fund might be required to recognize in a year income in excess of its distributions from passive foreign investment companies and its proceeds from dispositions of passive foreign investment company stock during that year, and such income would nevertheless be subject to the distribution requirement and would be taken into account for purposes of the 4% excise tax (described above). Dividends paid by passive foreign investment companies will not be treated as qualified dividend income.

Currency Fluctuations— “Section 988” Gains or Losses

Under the Code, the gains or losses attributable to fluctuations in exchange rates which occur between the time the Fund accrues receivables, income, liabilities or expenses denominated in a currency which is not a functional currency for the Fund and the time the Fund actually collects such receivables or income or pays such liabilities or expenses generally are treated as ordinary income or ordinary loss. Similarly, on disposition of debt securities denominated in a currency which is not a functional currency of the Fund, gains or losses attributable to fluctuations in the value of the currency between the date of acquisition of the security and the date of disposition are also treated as ordinary gain or loss. These gains or losses, referred to under the Code as “Section 988” gains or losses, may increase or decrease the amount of the Fund’s investment company taxable income to be distributed to its shareholders as ordinary income.

For U.S. federal income and excise tax purposes, the Fund uses the Australian dollar as its functional currency in accounting for its investments in Australia and New Zealand. Gains and losses on non-Australian investments will first be translated into the Australian dollar equivalent, which may result in Section 988 gains or losses as described above, and then into their U.S. dollar equivalent for purposes of computing U.S. tax liabilities. Because the Australian dollar is the functional currency of the Fund, the Fund is not required to take into account gains or losses attributable to fluctuations in the value of this functional currency, which otherwise would be treated as Section 988 gains or losses, described above.  However, remittances from Australia or New Zealand to the United States will result in recognition of ordinary gains or losses attributable to fluctuations in the value of the Australian dollar.

Certain Securities Transactions

Options, Futures and Forward Contracts.

The premium received by the Fund for writing a put or call option is not included in income at the time of receipt for equity options and over-the-counter options on debt securities. If the option expires, the premium is short-term capital gain to the Fund. If the Fund enters into a closing transaction, the difference between the amount paid to close out its position and the premium received is short-term capital gain or loss.  If a call option written by the Fund is exercised, thereby requiring the Fund to sell the underlying security, the premium will increase the amount realized upon the sale of such security and any resulting gain or loss will be a capital gain or loss, and will be long-term or short-term depending upon the holding period of the security. If a put option written by the Fund is exercised, thereby requiring the Fund to purchase the underlying security, the premium will decrease the Fund’s basis for the acquired security for purposes of determining the Fund’s gain or loss on a subsequent disposition of the acquired security. If the Fund sells a put or a call option it purchased, any resulting gain or loss will be a capital gain or loss, and will be long-term or short-term, depending upon the holding period of the option. If the option expires, the resulting loss is a capital loss and is long-term or short-term, depending upon the holding period of the option. If the option is exercised, the cost of the option, in the case of a call option, is added to the basis of the purchased security and, in the case of a put option, reduces the amount realized on the sale of the underlying security in determining gain or loss.

Any regulated futures contracts and certain options (namely, nonequity options and dealer equity options) in which the Fund may invest may be “Section 1256 contracts.” Gains (or losses) on these contracts generally are considered to be 60% long-term and 40% short-term capital gains or losses. Also, Section 1256 contracts held by the Fund at the end of each taxable year (and on certain other dates prescribed in the Code) are “marked to market” with the result that unrealized gains or losses are treated as though they were realized.

Transactions in options, futures and forward contracts undertaken by the Fund may result in “straddles” under the Code.  The straddle rules may affect the character of gains (or losses) realized by the Fund, and losses realized by the Fund on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating the taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the Fund may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions. The straddle rules may increase the amount of short-term capital gain realized by the Fund, which is taxed as ordinary income when distributed to shareholders. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which must be distributed to shareholders as ordinary income or long-term capital gain may be increased or decreased substantially as compared to a fund that did not engage in such transactions.

Constructive Sales. Under certain circumstances, the Fund may recognize gain (but not loss) from a constructive sale of an “appreciated financial position” it holds if it enters into a short sale, forward contract or other transaction that substantially reduces the risk of loss with respect to the appreciated position. In that event, the Fund would be treated as if it had sold and immediately repurchased the property and would be taxed on any gain (but not loss) from the constructive sale. The character of gain from a constructive sale would depend upon the Fund’s holding period in the property.  Loss from a constructive sale would be recognized when the property was subsequently disposed of, and its character would depend on the Fund’s holding period and the application of various loss deferral provisions of the Code. Constructive sale treatment does not apply to transactions closed in the 90 day period ending with the 30th day after the close of the Fund’s taxable year, if certain conditions are met.

Foreign Withholding Taxes

Income received by the Fund from sources within foreign countries may be subject to withholding and other taxes imposed by such countries.  For example, the Fund’s dividend income derived from Australian sources generally is subject to a 15% Australian withholding tax (subject to reduction or exemption pursuant to the Tax Agreement applies, as defined and discussed below under “Taxation - Australian Taxes”). If more than 50% of the value of the Fund’s total assets at the close of its taxable year consists of securities of foreign corporations, the Fund will be eligible and intends to elect to “pass-through” to the Fund’s shareholders the amount of foreign taxes paid by the Fund.  Pursuant to this election, a shareholder will be required to include in gross income (in addition to taxable dividends actually received) his proportionate share of the foreign taxes paid by the Fund, and will be entitled either to deduct (as an itemized deduction) his pro rata share of foreign taxes in computing his taxable income or to use it as a foreign tax credit against his U.S. federal income tax liability, subject to limitations.  No deduction for foreign taxes may be claimed by an individual shareholder who does not itemize deductions.  The deduction for foreign taxes is not allowable in computing alternative minimum taxable income of non-corporate shareholders.  A foreign shareholder may be subject to U.S. withholding tax on such foreign taxes included in income, and may be unable to claim a deduction or credit for such taxes.  Each shareholder will be notified within 60 days after the close of the Fund’s taxable year whether the foreign taxes paid by the Fund will “pass-through” for the year and of the amount of such taxes deemed paid by the shareholder.

Generally, a credit for foreign taxes is subject to the limitation that it may not exceed the shareholder’s U.S. tax attributable to his foreign source taxable income. For this purpose, if the pass-through election is made, each shareholder will treat as foreign source income the pro rata share of foreign taxes paid by the Fund plus the portion of dividends received from the Fund representing income derived from foreign sources. With respect to the Fund, certain gain from the sale of securities will be treated as derived from U.S. sources, and currency fluctuation gains, including fluctuation gains from certain foreign currency denominated debt securities, receivables and payables, may be treated as ordinary income derived from U.S. sources.  The limitation on the foreign tax credit is applied separately to foreign source passive income (as defined for purposes of the foreign tax credit), including the foreign source passive income passed through by the Fund.  Shareholders may be unable to claim a credit for the full amount of their proportionate share of the foreign taxes paid by the Fund. The foreign tax credit limitation rules do not apply to certain electing individual taxpayers who have limited creditable foreign taxes and no foreign source income other than passive investment-type income. The foreign tax credit generally is eliminated with respect to foreign taxes withheld on income and gain if the Fund or its shareholders fail to satisfy minimum holding period requirements with respect to the property giving rise to the income and gain, or the shares of the Fund, as appropriate, or the shareholder is obligated to make payments related to the dividends. In addition, if the Fund fails to satisfy these holding period requirements, it cannot elect to “pass through” to shareholders the ability to claim a deduction for the related foreign taxes. If the Fund is not eligible to make the election to “pass through” to its shareholders its foreign taxes, the foreign taxes it pays will reduce its income and distributions by the Fund will be treated as U.S. source income.

The foregoing is only a general description of the foreign tax credit and, because application of the credit depends on the particular circumstances of each shareholder, shareholders are advised to consult their own tax advisers.

Backup Withholding

The Fund may be required to withhold at a 28% rate U.S. federal income tax from all distributions and redemption proceeds payable to shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or when the Internal Revenue Service has notified the Fund or a shareholder that the shareholder is subject to backup withholding.  Certain shareholders specified in the Code generally are exempt from such backup withholding.  Backup withholding is not an additional tax.  Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

Foreign Shareholders

U.S. taxation of a shareholder who, as to the United States, is a non-resident alien individual, a foreign trust or estate or a foreign corporation (“foreign shareholder”) depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by such shareholder (and, except as discussed below under “— Income Effectively Connected”, the following discussion assumes that the income from the Fund is not effectively connected with a U.S. trade or business carried on by a foreign shareholder).

Distributions of investment company taxable income will, except as described below, generally be subject to U.S. withholding tax of 30% (or lower treaty rate). In addition, distributions of capital gain dividends and amounts retained by the Fund which are designated as undistributed capital gains, as well as any gain realized on the sale or exchange of share of the Fund, will not be subject to U.S. tax at the rate of 30% (or lower treaty rate) unless the foreign shareholder is a non- resident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements.  However, this 30% tax on capital gains of non-resident alien individuals who are physically present in the United States for more than the 182-day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year is generally treated as a resident for U.S. federal income tax purposes; in that case, he or she would be subject to U.S. federal income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% rate (or lower treaty rate).  If the Fund retains net capital gains and elects to treat such net capital gains as having been distributed, a foreign shareholder would have to file a U.S. tax return to obtain a refund of the shareholder’s proportionate share of U.S. taxes paid by the Fund as a result of the retention of net capital gains (see “United States Tax Treatment of the Fund - General” for a discussion of the retention of net capital gains).

In the case of a foreign shareholder, the Fund may be required to withhold U.S. federal income tax from distributions unless the foreign shareholder certifies his or her non-U.S. status under penalties of perjury or otherwise establishes an exemption. See “Backup Withholding” above.

For taxable years beginning before January 1, 2014, properly-reported dividends are generally exempt from U.S. federal withholding tax where they (i) are paid in respect of the Fund’s “qualified net interest income” (generally, the Fund’s U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which the Fund is at least a 10% shareholder, reduced by expenses that are allocable to such income) or (ii) are paid in respect of the Fund’s “qualified short-term capital gains” (generally, the excess of the Fund’s net short-term capital gain over the Fund’s long-term capital loss for such taxable year). However, depending on its circumstances, the Fund may report all, some or none of its potentially eligible dividends as such qualified net interest income or as such qualified short-term capital gains and/or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding for qualified net investment income, a foreign shareholder would have needed to comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an Internal Revenue Service Form W-8BEN or substitute Form). In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reported the payment as qualified net interest income or qualified short-term capital gain. Foreign shareholders should contact their intermediaries with respect to the application of these rules to their accounts.

A 30% withholding tax will be imposed on U.S.-source dividends, interest and other income items paid after June 30, 2014, and proceeds from the sale of property producing U.S.-source dividends and interest paid after December 31, 2016, to (i) foreign financial institutions including non-U.S. investment funds unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders and (ii) certain other foreign entities, unless they certify certain information regarding their direct and indirect U.S. owners.  To avoid withholding, foreign financial institutions will need to (i) enter into agreements with the IRS that state that they will provide the IRS information, including the names, addresses and taxpayer identification numbers of direct and indirect U.S. account holders, comply with due diligence procedures with respect to the identification of U.S. accounts, report to the IRS certain information with respect to U.S. accounts maintained, agree to withhold tax on certain payments made to non-compliant foreign financial institutions or to account holders who fail to provide the required information, and determine certain other information as to their account holders, or (ii) in the event that an applicable intergovernmental agreement and implementing legislation are adopted, provide local revenue authorities with similar account holder information. Other foreign entities will need to either provide the name, address, and taxpayer identification number of each substantial U.S. owner or certifications of no substantial U.S. ownership unless certain exceptions apply.

Income Effectively Connected.  If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income and capital gain dividends, amounts retained by the Fund which are designated as undistributed capital gains and any gains realized upon the sale or exchange of shares of the Fund will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Such foreign shareholders that are classified as corporations for U.S. tax purposes may also be subject to the branch profits tax imposed by the Code.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

Tax Shelter Reporting Regulations

Under current Treasury regulations, if a shareholder recognizes a loss with respect to shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder in any single taxable year (or a greater loss over a combination of years), the shareholder must file with the Internal Revenue Service a disclosure statement on Form 8886.

Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement,  but under current guidance, shareholders of a regulated investment company are not excepted.  Future guidance may extend the current exception from this reporting requirement to shareholders of most or all regulated investment companies.   The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper.  Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Other Taxation

Distributions also may be subject to additional state, local and foreign taxes depending on each shareholder’s particular situation. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

Australian Taxes

The following discussion is based upon the advice of Norton Rose, Australian counsel for the Fund, and is a general and non-exhaustive summary of Australian tax considerations which may be applicable to the Fund under current law. Investors should seek independent tax advice as to the consequences of investing in the Fund.

Under current Australian law, the Fund will be regarded as a non-resident of Australia. Pursuant to the United States Australia Double Tax Agreement (“Tax Agreement”) and assuming the Fund to be a resident of the United States (and not a resident of Australia) for the purposes of the Tax Agreement and a “qualified person” entitled to the benefits of the Tax Agreement, the Fund will be liable to taxation in Australia on its business profits only if the Fund carries on business in Australia at or through a permanent establishment, and those business profits are attributable to the Fund’s Australian permanent establishment.  Generally, the Fund will not be regarded as having a permanent establishment in Australia if it has no fixed place of business in Australia through which it carries on business and if there is no person (other than a broker, general commission agent or other agent of independent status acting in the ordinary course of his or her business) in Australia, through whom it carries on business, who has authority to conclude contracts on behalf of the Fund and habitually exercises that authority.

The Fund does not intend to have a fixed place of business in Australia or to carry on business in Australia through any person (other than a broker, general commission agent or other agent of independent status acting in the ordinary course of his or her business) who has the authority to conclude contracts on behalf of the Fund, and accordingly, the Fund should not be regarded as having a permanent establishment in Australia. As a result, none of the Fund’s profits arising from Australia should be subject to Australian taxes.

The Fund will be subject to interest withholding tax at the rate of 10% on all interest payments and payments in the nature of interest (including discounts on money market securities) paid by a resident of Australia, or by a non-resident of Australia making the interest payment in carrying on business at or through a permanent establishment in Australia (unless the particular issue of securities qualifies for an exemption from interest withholding tax).  Australian interest withholding tax does not apply to interest on Eurodollar obligations issued by non-residents of Australia where the interest is not an expense incurred by the issuer in carrying on business in Australia at or through a permanent establishment in Australia of that non-resident.  Generally, the Fund will not be subject to stamp duty imposed by an Australian State or Territory on its investments in government and semi-government securities, promissory notes and bills of exchange.

The Fund will be subject to dividend withholding tax at the rate of 15% on all dividends paid by Australian resident companies, unless a lower rate of withholding tax or an exemption is provided by the Tax Agreement.  However, dividends paid by Australian resident companies to the Fund will not be subject to dividend withholding tax to the extent that they have been franked under the Australian imputation rules. Australia’s system of dividend imputation, also known as “franking,” allows an Australian company declaring a dividend to give the shareholder a credit (a franking credit) that represents the amount of tax already paid by the company.  A company which declares a dividend out of profits which have borne the full rate of Australian corporate tax can attach franking credits to the dividend such that the dividend is “fully franked.” A fully franked dividend will not be subject to Australian dividend withholding tax. However, to the extent that dividends are declared from profits which have not borne the full rate of Australian corporate tax that portion of the dividend will be subject to dividend withholding tax at the rate of 15%, unless a lower rate of withholding tax or an exemption is provided by the Tax Agreement. Generally, the Fund will not be subject to stamp duty imposed by an Australian State or Territory on its investments in Australian listed shares. Most Australian States and Territories have abolished stamp duty on transfers of unlisted Australian shares.  New South Wales and South Australia impose duty, at the rate of 0.6%, on the transfer of shares in New South Wales and South Australian incorporated unlisted companies, although both States plan to abolish this duty from July 1, 2012.

CUSTODIAN AND TRANSFER AND DIVIDEND DISBURSING AGENT

Pursuant to a Custodian Contract dated November 25, 1985, as amended from time to time, State Street Bank and Trust Company (“State Street”), which has its principal business office at One Heritage Drive, North Quincy, Massachusetts 02171, acts as the Fund’s custodian for assets of the Fund held in the United States. The Board has authorized the delegation of various foreign custody responsibilities to State Street, as the “Foreign Custody Manager” for the Fund to the extent permitted under the 1940 Act and the rules thereunder. State Street has entered into agreements with foreign sub-custodians in accordance with delegation instructions approved by the Board. State Street, its branches and sub-custodians generally hold certificates for the securities in their custody, but may, in certain cases, have book records with domestic and foreign securities depositories, which in turn have book records with the transfer agents of the issuers of the securities.

Pursuant to a Transfer Agency and Service Agreement dated July 23, 2010, Computershare Trust Company, N.A. and Computershare Inc., which have their principal business office at 250 Royall Street, Canton, Massachusetts 02021, act as the Fund’s transfer agent and dividend disbursing agent, respectively.

EXPERTS

The financial statements, included in this registration statement have been so included in reliance on the report of KPMG LLP (“KPMG”), the Fund’s independent registered public accounting firm, for the fiscal years ended October 31, 2013, 2012,  2011, 2010 and 2009, and by another independent registered public accounting firm for the fiscal years prior to the fiscal year ended October 31, 2009, given on the authority of each said firm as experts in accounting and auditing. The principal place of business of KPMG is located at 1601 Market Street, Philadelphia, Pennsylvania 19103. KPMG provides audit services and tax return preparation.

LEGAL MATTERS

The validity of the Shares offered hereby will be passed on for the Fund by Venable LLP, 750 E. Pratt Street, Suite

900, Baltimore, Maryland 21202.  Matters of Australian law will be passed on for the Fund by Norton Rose, Grosvenor Place, 225 George Street, Sydney NSW 2000, Australia.

Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, New York 10019, is counsel to the Fund and has represented the Fund in connection with this registration statement.

FINANCIAL STATEMENTS

The audited financial statements included in the annual report to the Fund’s shareholders for the year ended October 31, 2013, together with the report of KPMG LLP for the Fund’s annual report, are incorporated herein by reference to the Fund’s annual report to shareholders. All other portions of the annual report to shareholders are not incorporated herein by reference and are not part of the registration statement, the SAI, the Prospectus or any Prospectus Supplement.

APPENDIX A —

SUMMARY OF THE ABERDEEN U.S. REGISTERED ADVISERS’

PROXY VOTING POLICIES AND PROCEDURES

as of August 29, 2012

Aberdeen and its affiliated U.S. registered advisers (the “Aberdeen Advisers”) have adopted a proxy voting policy. The proxy voting policy is designed and implemented in a way that is reasonably expected to ensure that proxies are voted in the best economic interests of clients, that is, the common interest that all clients share in seeing the value of a common investment increase over time. Proxies are voted with the aim of furthering the best economic interests of clients, promoting high levels of corporate governance and adequate disclosure of company policies, activities and returns, including fair and equal treatment of stockholders.

The Aberdeen Advisers seek to develop relationships with the management of portfolio companies to encourage transparency and improvements in the treatment of employees, owners and stakeholders.  Thus, the Aberdeen Advisers may engage in dialogue with the management of portfolio companies with respect to pending proxy voting issues. In voting proxies, the Aberdeen Advisers may conduct research internally and/or use the resources of an independent research consultant.  The Aberdeen Advisers may consider legislative materials, studies of corporate governance and other proxy voting issues, and/or analyses of shareholder and management proposals by a certain sector of companies, e.g., Fortune 500 companies.

The proxy voting policy is a guideline.  Each vote is ultimately cast on a case-by-case basis, taking into consideration the contractual obligations under the advisory agreement or comparable document, and all other relevant facts and circumstances at the time of the vote.  The Aberdeen Advisers may cast proxy votes in favor of management proposals or seek to change the views of management, considering specific issues as they arise on their merits.  The Aberdeen Advisers may also join with other investment managers in seeking to submit a shareholder proposal to a company or to oppose a proposal submitted by the company.  Such action may be based on fundamental, social, environmental or human rights grounds.

Material conflicts are resolved in the best interest of clients.  A material conflict of interest includes those circumstances when the Aberdeen Advisers or any member of senior management, portfolio manager or portfolio analyst knowingly does business with a particular proxy issuer or closely affiliated entity, which may appear to create a material conflict between the interests of an Aberdeen Adviser and the interests of its clients in how proxies of that issuer are voted.  A material conflict of interest might also exist in unusual circumstances when an Aberdeen Adviser has actual knowledge of a material business arrangement between a particular proxy issuer or closely affiliated entity and an affiliate of the Aberdeen Advisers.

When a material conflict of interest between an Aberdeen Adviser’s interests and its clients’ interests appears to exist, the Aberdeen Adviser may choose among the following options to eliminate such conflict:  (1) vote in accordance with the proxy voting policy if it involves little or no discretion; (2) vote as recommended by a third party service if the Aberdeen Adviser utilizes such a service; (3) “echo vote” or “mirror vote” the proxies in the same proportion as the votes of other proxy holders that are not the Aberdeen Adviser’s clients; (4) if possible, erect information barriers around the person or persons making voting decisions sufficient to insulate the decision from the conflict; (5) if practical, notify affected clients of the conflict of interest and seek a waiver of the conflict; or (6) if agreed upon in writing with the client, forward the proxies to affected clients allowing them to vote their own proxies.

In certain circumstances, the Aberdeen Advisers may take a limited role in voting proxies. Some of these circumstances may include, but are not limited to, when the effect on shareholders’ economic interests or the value of the portfolio holding is indeterminable or insignificant; for cost reasons (e.g., non-U.S. securities); if the securities are on loan; or if a jurisdictions has imposed share blocking restrictions that prevents the Aberdeen Advisers from exercising their voting authority.

SA-1

PART C

Item 25.                                                  Financial Statements and Exhibits

1.              Financial Statements

Part A

None

Part B

The following statements of the Registrant will be incorporated by reference in Part B of the Registration Statement:

(i)                                     Portfolio of Investments as of October 31, 2013

(ii)                                  Statement of Assets and Liabilities as of October 31, 2013

(iii)                               Statement of Operations for the fiscal year ended October 31, 2013

(iv)                              Statement of Cash Flows for the fiscal year ended October 31, 2013

(v)                                 Statement of Changes in Net Assets for the fiscal year ended October 31, 2013 and for the fiscal year ended October 31, 2012

(vi)                              Notes to the Financial Statements for the fiscal year ended October 31, 2013

(vii)                           Report of Independent Registered Public Accounting Firm dated December 16, 2013

2.              Exhibits

(a)(1)	Articles of Incorporation filed September 30, 1985.†

(a)(2)	Change of Address of Resident Agent filed November 17, 1997.†

(a)(3)	Articles Supplementary dated as of August 16, 2000.(1)

(a)(4)	Articles of Amendment effective May 1, 2001.†

(a)(5)	Articles of Amendment filed June 27, 2003.(2)

(a)(6)	Articles Supplementary dated as of May 12, 2006.†††

(b)	Bylaws as amended and restated as of March 9, 2011.^

(c)	Not Applicable.

(d)(1)	Form of Share Certificate for Registrant’s Common Stock.†††

(e)	Not Applicable.

(f)	Not applicable.

(g)(1)	Investment Management Agreement between the Registrant and Aberdeen Asset Management Asia Limited (the “Investment Manager”) dated as of March 8, 2004.†

(g)(2)	Investment Advisory Agreement among the Registrant, the Investment Manager and Aberdeen Asset Management Limited (the “Investment Adviser”) dated as of March 8, 2004.†

(h)	Not applicable.

(i)	Not applicable.

(j)(1)	Custodian Contract between the Registrant and State Street Bank and Trust Company (“State Street”) dated as of November 25, 1985.††

(j)(2)	Amendment to Custodian Contract between Registrant and State Street dated December 4, 1998.(1)

(j)(3)	Second Amendment to Custodian Contract between Registrant and State Street dated as of July 8, 2005.††

(j)(4)	Third Amendment to Custodian Contract between Registrant and State Street dated as of February 26, 2010.(4)

(k)(1)	Administration Agreement between the Registrant and Aberdeen Asset Management Inc., dated as of September 30, 2004.†

(k)(2)	Amendment to Administration Agreement between the Registrant and Aberdeen Asset Management Inc., dated as of February 1, 2010.(4)

(k)(3)	Investor Relations Services Agreement between the Registrant and Aberdeen Asset Management Inc., dated as of February 1, 2010.(5)

(k)(4)	Transfer Agency and Service Agreement by and among the Registrant, Computershare Trust Company, N.A. and Computershare Inc. dated as of July 23, 2010.(4)

(k)(5)	Sub-Administration Agreement between Aberdeen Asset Management Inc. and State Street Bank and Trust Company dated as of February 26, 2010.(3)

(l)	Opinion and Consent of Venable LLP. ^^^^

(m)(1)	Form ADV, Non-Resident Investment Adviser Execution Page for Registrant’s Investment Manager executed on July 1, 2013.^^^^

(m)(2)	Form ADV, Non-Resident Investment Adviser Execution Page for Registrant’s Investment Adviser executed on September 24, 2013.*

(n)	Consent of Independent Accountants.*

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Code of Ethics for Registrant.^^^^

(r)(2)	Code of Ethics for Investment Manager and Investment Adviser.*

(s)(1)	Powers of Attorney.^^^^

(s)(2)	Certificate of Secretary.*

†	Previously filed as an exhibit to the Registrant’s registration statement filed on Form N-2 with the SEC via

EDGAR on August 8, 2005 and incorporated herein by reference.

††

Previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s registration statement filed on Form N-2 with the SEC via EDGAR on November 29, 2005 and incorporated herein by reference.

†††	Previously filed as an exhibit to the Registrant’s registration statement filed with the SEC via EDGAR on July 18, 2006 and incorporated herein by reference.

(1)	Previously filed as an exhibit to Post-Effective Amendment No. 13 to the Registrant’s registration statement filed with the SEC via EDGAR on August 30, 2001 and incorporated herein by reference.

(2)	Previously filed as an exhibit to Post-Effective Amendment No. 15 to the Registrant’s registration statement filed with the SEC via EDGAR on August 8, 2003 and incorporated herein by reference.

(3)	Previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s registration statement filed with the SEC via EDGAR on September 17, 2010 and incorporated herein by reference.

(4)	Previously filed as an exhibit to Pre-Effective Amendment No. 2 to the Registrant’s registration statement filed with the SEC via EDGAR on November 23, 2010 and incorporated herein by reference.

(5)	Previously filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s registration statement filed with the SEC via EDGAR on December 9, 2010 and incorporated herein by reference.

^	Previously filed as an exhibit to Post-Effective Amendment No. 3 to the Registrant’s registration statement filed with the SEC via EDGAR on April 14, 2011 and incorporated herein by reference.

^^	Previously filed as an exhibit to Pre-Effective Amendment No. 1 to the Registrant’s registration statement filed with the SEC via EDGAR on September 17, 2010 and incorporated herein by reference.

^^^	Previously filed as an exhibit to the Registrant’s registration statement filed with the SEC via EDGAR on August 15, 2013 and incorporated herein by reference.

^^^^	Previously filed as an exhibit to the Registrant’s registration statement filed with the SEC via EDGAR on October 7, 2013 and incorporated herein by reference.

*	Filed herewith.

Item 26.                                                  Marketing Arrangements

See “Underwriting” in the Prospectus.

Item 27.                                                  Other Expenses of Issuance and Distribution

The following table sets forth estimated expenses to be incurred in connection with the offering described in the Registration Statement:

Registration fees	$9,179
Printing	$18,304
FINRA fees	$13,500
Legal fees and expenses	$108,667
Auditing fees and expenses	$28,750
Miscellaneous	$0
Total	$178,400

Item 28.                                                  Persons Controlled By or Under Common Control with Fund

None.

Item 29.                                                  Number of Holders of Securities

Title of Class	Number of Record Holders at October 31, 2013
Common Stock, par value $0.01 per share	18,066

Item 30.                                                  Indemnification

Section 2-418 of the General Corporate Law of Maryland, the state in which the Registrant was organized, empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorney’s fees, judgments, fines and certain settlements), including the advancement of expenses, actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party.  In order to obtain advancements on expenses a director or officer must, among other requirements stated in the Registrant’s bylaws, provide a written affirmation of good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any advance if it is determined that such standard was not met.  Indemnification of directors and officers will not be provided when a director or officer shows willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.  The indemnification of directors and officers continues after such person has ceased being a director or officer, with regard to the duties performed while employed or in offices with the Registrant, and the benefits of indemnification inure to the heirs, executors and administrators of such person.  Employees and agents who are not directors or officers of the Registrant may be indemnified.

Article IX of the Registrant’s bylaws (as amended to date) provides:

Section 1. Indemnification of Directors and Officers.  The Corporation shall, to the fullest extent permitted by the MGCL and the 1940 Act, indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse the reasonable expenses in advance of ultimate disposition of a proceeding to any individual who is a present or former Director or officer of the Corporation and (a) who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (b) serves or has served at the request of the Corporation as a director, officer, partner, member, trustee, employee, agent or fiduciary of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.  The indemnification and other rights provided by this Article shall continue as to a person who has ceased to be a Director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 2. Indemnification of Employees and Agents.  Employees and agents who are not officers or Directors of the Corporation and each Director Emeritus may be indemnified, and the reasonable expenses of such employee, agent or Director Emeritus may be paid or reimbursed, as may be provided by action of the Board of Directors or by contract, subject to any limitations imposed by the MGCL or the 1940 Act.

Section 3. Other Rights.  The Board of Directors may make further provision consistent with law for indemnification and advance of expenses to any Director, Director Emeritus, officer, employee or agent by resolution, agreement or otherwise.  The indemnification provided by this Article shall not be deemed exclusive of any other right, with respect to indemnification or otherwise, to which those seeking indemnification may be entitled under any insurance or other agreement or resolution of stockholders or Disinterested Directors or otherwise.

Section 4. Amendments.  Neither the amendment nor repeal of this Article IX, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article IX, shall apply to or affect in any respect the applicability of this Article IX with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Section 5. Insurance.  The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Director Emeritus, officer, employee or agent of the Corporation or who, while a Director, Director Emeritus, officer, employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position; provided that no insurance may be purchased by the Corporation on behalf of any person against any liability to the Corporation or to its stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Reference is made to Section 3 of the Management Agreement, filed as Exhibit (g)(1), for provisions relating to limitation of liability of the Investment Manager. Reference is made to Section 3 of the Advisory Agreement, filed as Exhibit (g)(2), for provisions relating to limitation of liability of the Investment Adviser.

The Fund has entered into a separate agreement with each of the Fund’s Directors, pursuant to which the Fund has agreed to indemnify each Director against expenses reasonably incurred by such Director in a proceeding arising out of or in connection with the Director’s service to the Fund, to the maximum extent permitted by the Maryland General Corporation Law and the Investment Company Act of 1940, as amended.

Insofar as indemnification for liability arising under the 1933 Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

Item 31.                                                  Business and Other Connections of the Investment Adviser

The information in the Statement of Additional Information under the caption “Management—Directors and Officers” is incorporated by reference.

The Form is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Manager, Investment Adviser and Sub-Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Manager (SEC No. 801-62020) and Investment Adviser (SEC No. 801-25821) filed with the commission pursuant to the 1940 Act.

Item 32.                                                  Location of Accounts and Records

Investment Manager:

Aberdeen Asset Management Asia Limited

21 Church Street

#01-01 Capital Square Two

Singapore 049480

Investment Adviser:

Aberdeen Asset Management Limited

Level 6, 201 Kent Street

Sydney, NSW 2000, Australia

Administrator:

Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor

Philadelphia, PA 19103

Custodian:

State Street Bank and Trust Company

One Heritage Drive

North Quincy, MA 02171

Transfer Agent:

Computershare Trust Company, N.A.
250 Royall Street

Canton, MA 02021

Item 33.                                                  Management Services

Not applicable.

Item 34.                                                  Undertakings

(1)                                 The Registrant hereby undertakes to suspend the offering of Shares until the prospectus is amended if:

(a)                                 Subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement; or

(b)                                 The net asset value increases to an amount greater than the net proceeds as stated in the prospectus included in this registration statement.

(2)                                 Not applicable.

(3)                                 Not applicable.

(4)                                 The securities being registered will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act. Accordingly, the Registrant undertakes:

(a)                                 to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)                                 to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)                                 to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)                                 to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)                                 that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)                                  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)                                 that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)                                  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)                                 any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)                                 the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)                                 any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)                                 (a)                                 The Registrant hereby undertakes that for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)                                 The Registrant hereby undertakes that for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)                                 The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement under Rule 486(b) under the 1933 Act, as applied by no action relief granted by the staff of the U.S. Securities and Exchange Commission on April 12, 2012, and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania, on the 17th day of December, 2013.

ABERDEEN AUSTRALIA EQUITY FUND, INC.

By:	/s/ Christian Pittard*
Name:	Christian Pittard
Title:	President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Name	Title	Date

/s/ Neville J. Miles*	Chairman	December 17, 2013
Neville J. Miles

/s/ Christian Pittard*	President	December 17, 2013
Christian Pittard

/s/ Andrea Melia*	Treasurer and Principal Accounting Officer	December 17, 2013
Andrea Melia

/s/ John T. Sheehy*	Director	December 17, 2013
John T. Sheehy

/s/ William J. Potter*	Director	December 17, 2013
William J. Potter

/s/ Peter D. Sacks*	Director	December 17, 2013
Peter D. Sacks

/s/ P. Gerald Malone*	Director	December 17, 2013
P. Gerald Malone

/s/ Moritz Sell*	Director	December 17, 2013
Moritz Sell

/s/ Hugh Young*	Director	December 17, 2013
Hugh Young

* Pursuant to a power of attorney incorporated herein by reference.

By:	/s/ Lucia Sitar	December 17, 2013
Attorney-in-Fact

EXHIBIT LIST

(m)(2)	Form ADV, Non-Resident Investment Adviser Execution Page for Registrant’s Investment Adviser executed on September 24, 2013
(n)	Consent of Independent Accountants
(r)(2)	Code of Ethics for Investment Manager and Investment Adviser
(s)(2)	Officer’s Certificate